UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 21, 2005

CRUCELL N.V.

(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands

(Address of principal executive offices)

000-30962

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__                                           No X

SHAREHOLDERS’ CIRCULAR dated December 15, 2005
for the general meeting of shareholders of Crucell N.V.
to approve the Exchange Offer

On December 1, 2005, Crucell N.V. (‘‘Crucell’’) entered into the Transaction Agreement with Berna Biotech A.G. (‘‘Berna’’) pursuant to which Crucell will offer to exchange each Berna Share into 0.447 newly issued Crucell Exchange Shares with a par value of € 0.24 each. Based on the price of the Ordinary Shares, the Exchange Ratio values each Berna Share at CHF 15.72, and implies a premium of 27.3% to the closing price of the Berna Shares on November 30, 2005, the day prior to the date of the Pre-Announcement.

The Exchange Offer was pre-announced on December 1, 2005 and the public offer prospectus in German and French in accordance with Swiss takeover law was published on December 15, 2005. It is intended that the Exchange Offer will remain open for 25 SWX Swiss Exchange trading days, i.e. until January 20, 2006, 16:00 hours CET. Crucell will reserve its right to extend the Offer Period. If, after the Offer Period, the Exchange Offer is declared successful, there will be an additional acceptance period of 10 SWX Swiss Exchange trading days.

Crucell anticipates that the transaction will be concluded on or around February 22, 2006, subject to the satisfaction or waiver of all the conditions to the Exchange Offer required for the Exchange Offer to be considered successful.

This Shareholders’ Circular provides further information on the proposal on the agenda to approve the Exchange Offer to be decided at the extraordinary general meeting of Crucell to be held on January 10, 2006 at 14:00 hours CET at the Hilton Hotel, Apollolaan 138-140, 1077 BG Amsterdam, The Netherlands.

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TABLE OF CONTENTS
Table of Contents	1
Letter from the Ceo and the Chairman of Crucell N.V.	2
Important Information	3
Summary of the Exchange offer	6
Selected Pro forma Unaudited Condensed Combined Financial Data for
Crucell and Berna	8
Capitalization	19
The Exchange Offer	21
Fairness Opinion	28
The Transaction Agreement	30
Risk Factors	32
Business of Crucell	48
Business of Berna	74
Selected Historical Financial Data of Crucell	85
Operating and Financial Review and Prospects of Crucell	90
Selected Historical Financial Data of Berna	100
Operating and Financial Review and Prospects of Berna	102
Management and Employees	113
Related Party Transactions	131
Major Shareholders of Crucell and Notification Obligations	132
Description of Crucell’s Share Capital, Corporate Structure	134
Taxation	139
Certain Definitions	145

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LETTER FROM THE CEO AND THE CHAIRMAN OF
CRUCELL N.V.

Dear shareholders,

Since its incorporation, Crucell has developed into a biotechnology company focused on the development of vaccines and antibodies to prevent and treat infectious diseases. We consistently reinforce a strategy focused on maintaining maximum progress on our development programs. The growth we were able to realize as a single entity was fueled by the licensing of our PER.C6®production technology and by the contribution of external partners to our programs.

The acquisition of Berna, an established Swiss company with more than 100 years experience in the field of vaccines, gives us the unique opportunity to take our successful strategy to the next level. But it is more than a milestone in the history of our, and your, company. We believe we are on the brink of realizing a vision that we have always cherished and pursued: the creation of a leading, independent biotechnology company in the field of vaccines, antibodies and immunotherapeutics. Our partnership with Berna provides a combination that literally has everything in-house and places our future decidedly in our own hands.

We are of the opinion that the intended acquisition and integration shows a clear logic. The combination will deliver the following:

(a)	a better outlook for the future than either company could achieve on its own: a leading, independent company will be created with an enhanced ability to capitalize on existing qualities and capabilities. We are building the foundations for a company that will excel in future years based on strength in innovation together with an attractive current portfolio of products;

(b)	the generation of a well-balanced mixture of revenues: in the short term with products already on the market; in the middle- to long-term with new vaccine products now in development; and, ultimately, the delivery of royalties and the development of immunotherapeutics;

(c)	a company with marketing leverage and important international distribution channels, further enhanced by its presence in The Netherlands, Switzerland, Spain, Italy, Germany and Korea;

(d)	a company that can distinguish itself worldwide with products aimed at combatting bioterrorism;

(e)	less dependence on the financing and participation of third parties in future product development programs in exchange for forms of profit-sharing; and

(f)	an ability to make better use of the existing production capacity.

The Crucell and Berna partnership creates critical mass to compete more effectively in the industry. Our financial flexibility will grow, while our product portfolio broadens.

Bringing Berna’s expertise in the field of production, registration and marketing of vaccines together with the innovative production technologies of Crucell, enables the new entity to bring important new products with attractive margins to market. Our combined entrepreneurship, our ‘hands on’ mentality and our customer orientation provide us more opportunities to enter new markets and thereby create sustainable value for shareholders.

Ronald H.P. Brus Chief Executive Officer	Pieter J. Strijkert Chairman Supervisory Board

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IMPORTANT INFORMATION

This Shareholders’ Circular provides further information on the proposal to approve the Exchange Offer on the agenda at the extraordinary general meeting of Crucell to be held on January 10, 2006 at 14:00 hours CET at the Hilton Hotel, Apollolaan 138-140, 1077 BG Amsterdam, The Netherlands. This Shareholders’ Circular is available on Crucell’s website (www.crucell.com), at the registered office of Crucell at Archimedesweg 4, 2333 CN Leiden, The Netherlands and at the offices of ABN AMRO Bank N.V., Equity Capital Markets HQ 7006, Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands (fax + 31 20 628 0004, e-mail: prospectus@nl.abnamro.com).

This Shareholders’ Circular does not constitute an offer for the Berna Shares. The Exchange Offer is laid down in a separate offer prospectus dated December 15, 2005, prepared in accordance with Swiss takeover laws and regulations.

Crucell has not authorized the making or provision of any representation or information regarding Crucell or the Ordinary Shares. The delivery of this Shareholders’ Circular does not at any time imply that there has been no change in the affairs of Crucell since the date of this Shareholders’ Circular. Crucell does not intend to provide any post-issuance information.

Responsibility
The information included in ‘‘Letter from the CEO and chairman of Crucell N.V.’’, ‘‘Selected historical financial data of Crucell’’, ‘‘Risk factors—Risks relating to Crucell’s business and the industry, —Factors which are material for the purpose of assessing the market risks associated with the Ordinary Shares and —Risk related to IFRS’’, ‘‘Business of Crucell’’, ‘‘Operating and financial review and prospects of Crucell’’, ‘‘Related party transactions—Transactions involving Crucell Board and management’’, ‘‘Major shareholders of Crucell and notification obligations’’, ‘‘Description of Crucell’s share capital, corporate structure’’ and ‘‘Taxation’’ of this Shareholders’ Circular has been solely provided by Crucell. The information included in ‘‘Risk factors—Risks relating to Berna’s business and the industry’’, ‘‘Business of Berna’’, ‘‘Selected historical financial data of Berna’’, ‘‘Operating and financial review and prospects of Berna’’ and ‘‘Related party transactions—Transactions involving Berna Board and management’’ of this Shareholders’ Circular has been solely provided by Berna. The information included in ‘‘Important information’’, ‘‘Summary of the Exchange offer’’, ‘‘Selected pro forma unaudited condensed financial data for Crucell and Berna’’, ‘‘Capitalization’’, ‘‘The Exchange Offer’’, ‘‘The Transaction Agreement’’, ‘‘Risk factors—Risks relating to the Exchange Offer’’, ‘‘Management and employees’’ and ‘‘Certain definitions’’ has been jointly provided by Crucell and Berna. The fairness opinion has been solely provided by Citigroup Global Markets Limited.

Crucell and Berna are exclusively responsible for the accuracy and completeness of the information provided in this Shareholders’ Circular, except for the fairness opinion, for which fairness opinion Citigroup Global Markets Limited is exclusively responsible, each with respect to such information as it has provided, and together with respect to such information they have provided jointly. Each of Crucell and Berna confirms, with respect to such information it has provided in this Shareholders’ Circular and having taken all reasonable care to ensure that such is the case, that to the best of its knowledge and belief as of the date hereof the information contained in this Shareholders’ Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-looking statements
We have made forward-looking statements in this Shareholders’ Circular that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include, without limitation, the information concerning our expected future results of operations, cost synergies, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements and expected trends in the industry in which we operate. Forward-looking statements include all statements that are not historical facts and can be identified by the use of

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forward-looking terminology such as the words ‘‘believe’’, ‘‘expect’’, ‘‘plan’’, ‘‘intend’’, ‘‘anticipate’’, ‘‘estimate’’, ‘‘seek’’, ‘‘potential’’, ‘‘continue’’, ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’ or the negative of these terms or similar expressions.

The risk factors stated in ‘‘Risk Factors’’ beginning on page 32, as well as any cautionary language in this Shareholders’ Circular, identify certain important factors that could cause actual results to differ materially from those in forward-looking statements and from historical trends. Forward-looking statements involve risks, uncertainties and assumptions. Investors should not place undue reliance on any forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements after we distribute this Shareholders’ Circular.

More information
The audited consolidated financial statements and related notes of Crucell, as of and for the years ended December 31, 2004, 2003 and 2002, the reviewed condensed interim financial statements for the period ended June 30, 2005 and the unaudited condensed interim financial information for the 3, 6 and 9 months ended March 31, June 30 and September 30, 2005 prepared in accordance with US GAAP as published on April 18, July 18 and October 17, 2005 respectively and further information on Crucell are available on the website of Crucell at http://www.crucell.com.

Our ADSs are quoted on the Nasdaq National Market, and consequently, the periodic reports and other information filed by us with the Commission can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The primary market for our ordinary shares is Euronext Amsterdam. We make our filings with the SEC by electronic means. Any filings we make electronically are available to the public over the internet at the Commission’s website at http://www.sec.gov and at our website at http://www.crucell.com.

The annual reports and consolidated financial statements of Berna for the financial years 2004, 2003 and 2002, the interim financial information and further information on Berna are available on the website of Berna at http://www.bernabiotech.com.

Incorporation by reference

The following documents are incorporated by reference into this Shareholders’ Circular and are deemed to form an integral part thereof:

•	the audited consolidated financial statements prepared in accordance with US GAAP and related notes of Crucell, as of and for the years ended December 31, 2004, 2003 and 2002;

•	the reviewed condensed interim financial statements prepared in accordance with IFRS and related notes of Crucell, as of and for the period ended June 30, 2005, filed with Euronext on September 30, 2005;

•	the unaudited condensed interim financial information for the 3, 6 and 9 months ended March 31, June 30 and 30 September, 2005 of Crucell prepared in accordance with US

GAAP as published on April 18, July 18 and October 17, 2005 respectively;

•	the consolidated financial statements of Berna for the years 2002, 2003 and 2004 which can be found on www.bernabiotech.com;

•	the reviewed condensed consolidated interim financial statements, prepared in accordance with IFRS, and related notes of Berna, as of and for the period ended June 30, 2005.

Interpretation

In this Shareholders’ Circular ‘‘we’’, ‘‘our’’, ‘‘us’’ or ‘‘Crucell’’ refers to Crucell N.V. and its consolidated Subsidiaries (unless the context otherwise requires); ‘‘Crucell’’ refers to Crucell N.V.

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All references to ‘‘euro’’ and ‘‘€ ‘’ in this Shareholders’ Circular refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

In addition to terms defined elsewhere in this Shareholders’ Circular, the definitions set out under ‘‘Certain definitions’’ on page 145 apply to defined terms throughout this Shareholders’ Circular, unless the contrary intention appears.

In connection with the Exchange Offer, Crucell may seek from the U.S. Securities and Exchange Commission (the ‘‘SEC’’) exemptive relief from the requirements of Rule 14e-5 under the Securities Exchange Act of 1934 that would permit Crucell or its agents to make purchases of, or arrangements to purchase, Berna Shares outside the United States other than pursuant to the Exchange Offer. Crucell expressly draws attention to the fact that, if the SEC grants this exemptive relief and subject to applicable regulatory requirements, Crucell or its affiliates or nominees or brokers (acting as agents) would have the ability to make certain purchases of, or arrangements to purchase, Berna Shares outside the United States, other than pursuant to the Exchange Offer, before or during the period in which the Exchange Offer remains open for acceptance. These purchases could occur either in the open market at prevailing prices or in private transactions at negotiated prices. In the event they were made, these purchases or arrangements to purchase would comply with applicable rules in Switzerland, including the best price rule and applicable U.S. securities laws (except to the extent of any exemptive relief granted by the U.S. Securities and Exchange Commission).

The Ordinary Shares proposed to be offered in exchange for the Berna Shares pursuant to the Exchange Offer have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the ‘‘Securities Act’’) and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an exemption therefrom.

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SUMMARY OF THE EXCHANGE OFFER

Terms of the Exchange Offer          Crucell is offering 0.447 Crucell Exchange Shares in exchange for one Berna Share.
(see page 24)

Conditions to the Exchange Offer   The Exchange Offer is subject to the following conditions:
(see page 25)

(a)	Crucell shall have received, by the end of the Offer Period, valid acceptances for Berna Shares representing, when combined with the Berna Shares that Crucell may hold at the end of the Offer Period, at least 67% of the total number of Berna Shares issued at the end of the Offer Period plus the maximum number of shares that could be issued based on Berna’s conditional share capital;

(b)	all waiting periods applicable to the acquisition of Berna by Crucell shall have expired or been terminated and all competent merger control authorities shall have approved and/or granted clearance of the acquisition of Berna by Crucell without them or their group companies being required to meet any condition or requirement that has a Material Adverse Effect on them; whereby a ‘‘Material Adverse Effect’’ shall mean any matter or event which, in the opinion of a reputable, independent accounting firm or investment bank appointed by Crucell, individually or together with other matters or events, causes, or will likely cause on an annual basis, a reduction of:

(i) the earnings (or an increase of loss, respectively) before interest, and taxes (EBIT) of Berna of CHF 5 million or more; or

(ii) the consolidated revenues of Berna of CHF 10 million or more; or

(iii) the consolidated equity of Berna of CHF 32 million or more;

(c)	no court or governmental body shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the Exchange Offer;

(d)	a shareholders’ meeting of Berna shall have resolved to remove the provisions in the articles of incorporation restricting the registration in the share register of a shareholder with more than 5% of the voting rights, i.e., to abolish the following sentences of Article 5 in their entirety: ‘‘Nach dem Erwerb von Aktien und gestützt auf ein Eintragungsgesuch wird jeder Erwerber als Aktionär ohne Stimmrecht betrachtet, bis ihn die Gesellschaft als Aktionär mit Stimmrecht anerkannt hat.’’—‘‘Lehnt die Gesellschaft das Gesuch um Anerkennung des Erwerbers nicht innert 20 Tagen ab, so ist dieser als Aktionär mit Stimmrecht anerkannt.’’—‘‘Vorbehalten bleibt Absatz 3 dieses Artikels.’’—‘‘Keine natürliche oder juristische Person wird für Aktien, die sie direkt oder indirekt besitzt, mit mehr als 5% des im Handelsregister eingetragenen gesamten Aktienkapitals als Aktionärin mit Stimmrecht eingetragen.’’;

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(e)	the amendments of the articles of incorporation of Berna pursuant to the preceding condition (d) shall have been duly entered into the commercial register;

(f)	the Berna Board shall have resolved to register Crucell as a shareholder with voting rights with respect to all Berna Shares that Crucell may acquire as a result of the Exchange Offer or otherwise, subject only to the Exchange Offer becoming unconditional;

(g)	until the end of the Offer Period, no matters or events shall have occurred, and no matters or events shall have become known, which have a Material Adverse Effect (as defined in (b) above);

(h)	the shareholders’ meeting of Berna shall not have approved a dividend, sale, purchase or demerger in an amount of CHF 48 million or more, nor a merger or an ordinary, authorized or conditional increase of the share capital of Berna;

(i)	the shareholders’ meeting of Berna shall have validly elected three new board members proposed by Crucell to the board of directors of Berna, subject to the Exchange Offer being consummated;

(j)	the approval of the Crucell shareholders’ meeting to the Exchange Offer shall have been obtained;

(k)	the Crucell Exchange Shares issued upon consummation of the Exchange Offer shall have been admitted to listing on Euronext Amsterdam (Eurolist by Euronext).

Taxation (see page 139)	You should consult your own tax advisor concerning the tax consequences of the Exchange Offer in light of your particular circumstances in any country in which you are subject to taxation.

Listing of Ordinary Shares (see page 27)	The Ordinary Shares are quoted on Euronext Amsterdam and on the Nasdaq National Market. Application has been made for the Crucell Exchange Shares to be quoted on Euronext Amsterdam. Crucell will also apply for an additional listing of the Ordinary Shares on the SWX Swiss Exchange.

Risk Factors (see page 32)	In evaluating the Exchange Offer, you should consider carefully the matters described under ‘‘Risk Factors’’, as well as the other information set forth in this Shareholders’ Circular.

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SELECTED PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA FOR CRUCELL AND BERNA

Basis of preparation and assumptions used
The following unaudited pro forma condensed combined financial information has been prepared to illustrate certain financial effects of the Exchange Offer. The unaudited pro forma condensed combined financial statements are prepared under the assumption that 100% of the Berna Shares will be acquired by Crucell.

The unaudited pro forma condensed combined financial information illustrates the combined financial position and results of operations of Crucell and Berna as at and for the period ended June 30, 2005, assuming that the Exchange Offer had occurred on January 1, 2005, the first day of Crucell’s 2005 financial year. The aggregated individual figures of Crucell and Berna have been adjusted as explained further in the notes of this section. The unaudited pro forma financial information of the combination should be read in conjunction with:

(a)	the audited consolidated financial statements prepared in accordance with US GAAP, and related notes of Crucell, as of and for the year ended December 31, 2004;

(b)	the unaudited condensed interim financial statements prepared in accordance with US GAAP, and related notes of Crucell, as of and for the period ended June 30, 2005;

(c)	the reviewed condensed interim financial statements prepared in accordance with IFRS and related notes of Crucell, as of and for the period ended June 30, 2005;

(d)	the reviewed consolidated interim financial statements 2005, prepared in accordance with IFRS, and related notes of Berna, as of and for the period ended June 30, 2005.

The unaudited pro forma condensed combined financial information is included for illustrative purposes only. Because of its nature, the pro forma condensed combined financial information addresses a hypothetical situation and, therefore, does not represent the combination’s actual financial position or results. We do not claim or represent that the unaudited pro forma condensed combined financial information is indicative of our financial position or results that would have been achieved had the Exchange Offer taken place as of the date indicated or that may be achieved in the future. There can be no assurance that the assumptions used in the preparations of the unaudited pro forma condensed combined financial information will prove to be correct.

Certain financial information in this Shareholders’ Circular has been subject to rounding adjustments and to currency adjustments. Consequently, the sum of certain data may not be in accordance with the expressed total.

Preliminary accounting policies under IFRSs as adopted by the EU which will be applied by Crucell in the consolidated financial statements 2005

Crucell is a Netherlands based company and therefore subject to the EU IAS Regulation which requires EU listed companies to apply IFRSs as adopted by the EU as from 2005 onwards. Crucell has chosen its accounting policies such that they comply with both IFRSs as adopted by the EU and with full IFRS. Where in this document reference is made to IFRS, it should be read to encompass both IFRSs as adopted by the EU and with full IFRS.

In 2005 Crucell will adopt IFRSs as adopted by the EU for the first time. When preparing the first time IFRS financial statements, the statutory financial statements in accordance with Dutch GAAP are used as starting point for the conversion to IFRS.

Crucell has preliminary applied IFRS 1 First Time Adoption of International Financial Reporting Standards to provide a starting point for reporting under IFRS. The Crucell Group’s date of transition to IFRS is 1 January 2004 and all comparative information in the

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financial statements will be restated to reflect Crucell’s adoption of IFRS, except where otherwise required or permitted under IFRS 1.

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 requires the standards effective at the reporting date to be applied retrospectively. However, retrospective application is prohibited in some areas, particularly where retrospective application would require judgments by Crucell about past conditions after the outcome of the particular transaction is already known. A number of optional exemptions from full retrospective application of IFRSs are granted where the cost of compliance is deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management are set out in the explanatory notes below.

The adoption of IFRS has resulted in the following preliminary IFRS accounting policies of Crucell which will be applied by Crucell in preparing Crucell’s consolidated financial statements for the financial year ending December 31, 2005 are stated below.

Furthermore, as we will issue our full IFRS financial statements for the financial year 2005 in 2006, there is a possibility that due to the continued developments in (endorsed) IFRS the unaudited pro forma condensed combined financial information may require adjustments before constituting the IFRS financial statements for the financial year 2005.

Summary of significant accounting policies
Basis of consolidation
The consolidated financial statements include the accounts of Crucell and its enterprises controlled by Crucell (its subsidiaries) (the ‘‘Company’’) made up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities. On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over the investee, but less than a controlling voting interest, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Risks and uncertainties and use of estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition
Revenue from sales of products is recognized upon transfer of the significant risks and rewards of ownership to the customer. Revenue is reported net of sales taxes, rebates and return of goods.

In addition to revenues from sales of products, the Company generates revenues from the licensing of its proprietary technology and services performed together with or on behalf of licensees or partners. Under certain arrangements, the Company has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue upon persuasive evidence of an arrangement and delivery of the associated technology, which relates to the complete transfer of fully developed technology by the Company and represent the culmination of the earnings process. The Company’s arrangements provide for continuing support of its technology at standard consulting rates. Revenues derived from consulting services, which are not essential to licensee’s ability to use the Company’s technology, are recognized as earned during the period that the consulting services are performed.

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In certain arrangements, the Company collaborates with third parties to develop novel products or processes using the Company’s proprietary technology. Such arrangements generally include an initial license fee upon the delivery of the Company’s proprietary technology and incremental fees for the Company providing ongoing research and development activities. The research and development activities performed by the Company are substantive and critical to the licensees’ exploitation of the delivered technology. Upon persuasive evidence of an arrangement and delivery of the associated technology, the Company recognizes initial fees from such arrangements as revenues over the period of its continuing performance obligations. Incremental fees from research and development activities are recognized as revenues earned over the period of the development collaboration or the manufacturing obligation. All fees received under the Company’s collaboration agreements are non-refundable.

Certain license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. Such additional license fees are recognized as revenue when the amounts become due and payable upon achievement of the milestone.

In addition to the initial fee, the Company’s arrangements generally provide that the licensee make semi-annual or annual payments (‘‘license maintenance fees’’) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days’ to 90 days’ notice. Annual and semi-annual license maintenance fees are recognized as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid will generally reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Royalties are recognized as revenue when they become fixed and payable.

As part of various collaboration agreements, the Company receives service fees for work performed under such agreements. Revenues, and relating costs, associated with completed contract services are recognized when the service is completed and the collectibility of the receivable is deemed probable. Revenues associated with time and material service contracts are recognized when costs are incurred and the collectibility of the receivable is deemed probable.

The Company receives certain government grants that support the Company’s research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in various grants. Revenues associated with these grants are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectibility of the receivable is deemed probable.

Cost of sales and service fees
Cost of sales includes the corresponding direct production costs and related production overhead of goods manufactured.

Costs of service fees comprise direct labor, materials, and overhead costs, incurred in performing work under various collaboration agreements.

Research and Development Expenses
Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Internally-generated intangible assets arising from the Company’s development activities are recognized only if all of the following conditions are met:

(a)	asset is created that can be identified;

(b)	it is probable that the asset created will generate future economic benefits; and

(c)	the development cost of the asset can be measured reliably.

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Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

Research and development expenses are comprised of the following types of costs incurred in performing research and development activities: salaries and benefits, allocated overhead and facility costs, preclinical study costs, clinical trials, amortization of developed technology, contract services and other outside costs.

Stock-based compensation
The Company accounts for stock-based compensation under the fair value method in accordance with IFRS 2 Share-based payment. The Company values stock options issued based on an option pricing model and recognize this value as an expense over the period in which the options vest.

Stock compensation expense for options granted to non-employees has been determined as the fair value of the consideration received or the fair value, at the date the goods or services are received, of the equity instruments, whichever is more readily measurable.

Stock compensation expense for employee stock plans are recognized in the income statement at the fair value at the date of grant.

Income taxes
The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Net loss per share
Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding, including the dilutive effect of stock options, if any. Basic and diluted net loss per share are the same for all periods presented because the impact of outstanding stock options and warrants is anti-dilutive.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalents.

Long-lived assets other than goodwill
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Depreciation of property, plant and equipment is charged to the income statements on a straight-line basis over the following estimated useful lives:

(a)	plant and equipment: 3-10 years;

(b)	buildings: 30-50 years.

Land is not depreciated. The carrying amounts of the items of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is

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estimated. The recoverable amount of assets is the greater of their net selling price and value in use.

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Assets held under finance leases are depreciated on a straight-line basis over the estimated useful lives of the leased assets. Leases where the Company does not have substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Intangible assets consists of:
(a)	Developed technology acquired in connection with business combinations in 2000 and the purchase of certain technology in 2004. Developed technology is amortized over five years.

(b)	Trademarks and patents purchased from third parties. Trademarks and patents are stated at cost less accumulated amortization and accumulated impairment losses.

Amortization of trademarks and patents is charged to the income statement on a straight-line basis over their estimated useful lives.

Whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable, long-lived assets are reviewed for impairment. Conditions that would necessitate an impairment assessment include an impairment of goodwill of the associated assets, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and measures the impairment loss based on the difference between the carrying amount and the higher of fair value less cost to sell and value in use.

Goodwill
Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated impairment losses. Goodwill is tested for impairment every year. The Company currently does not have any goodwill.

Foreign currency
The Company’s functional currency is the euro. Transaction gains and losses arising from transactions denominated in US dollars and or other non-euro currencies are included in the Consolidated Statement of Operations under ‘‘Foreign currency loss’’. Foreign exchange differences arising on translation of the net assets and net profit or loss of foreign subsidiaries are recognized in the translation reserve in equity. Cash flows are translated at average rates.

Financial assets
Long-term loan receivables and deposits with an original maturity of more than 12 months are initially stated at cost plus transaction costs. These items are subsequently stated at amortized cost, less allowances for uncollectibility.

Trade accounts payable and other short-term liabilities
Trade accounts payable and other short-term, non-financial, liabilities are stated at amortized cost.

Derivative financial instruments
The Company uses derivative financial instruments to economically hedge certain of its exposure to foreign exchange rate risks. Derivative financial instruments are initially recognized at cost. Subsequent to initial recognition, they are stated at fair value. The fair value of a derivative is its market price. All derivatives with a positive fair value are shown

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as short-term financial investments while all derivatives with a negative fair value are shown as other short-term liabilities. Any gain or loss on re-measurement is recognized in the income statement as financial income or expense respectively.

Deposits
Deposits consists of short-term financial investments with an original maturity of more than three months but less than one year. Deposits are stated at cost less allowances for credit risk.

Marketable securities
Marketable securities classified as held-for-trading are initially recognized at cost, plus transaction costs, on the trade date. They are subsequently stated at fair value. Changes in the fair value are recognized in the income statement as part of the financial result. The fair value of the marketable securities is their quoted bid price at the balance sheet date.

Securities available for sale

Equity securities available for sale that have readily determinable fair values are stated at market value, based on the Company’s designation of such securities at the time of purchase or when an event occurs causing the Company to re-evaluate its investments. Unrealized holding gains and losses for securities available for sale are excluded from earnings and reported in other comprehensive income until they are realized. Upon realization, gains and losses are recognized in earnings.

Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is calculated using weighted average cost formula. The cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The cost of manufactured inventories includes an appropriate share of overheads based on normal operating capacity. Allowances are made for slow moving, obsolete inventory.

Allowance for doubtful accounts
The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company’s historical experience.

Financial liabilities
Short-term financial liabilities consist of all liabilities with maturities up to one year. Long-term financial liabilities are liabilities with maturities over one year. Liabilities are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, liabilities are stated at amortized cost calculated on an effective interest basis.

Provisions
A provision is recognized when a legal or constructive obligation exists, as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amounts recognized represent management’s best estimate of the expenditures that will be required to settle the obligation as of the balance sheet date. If the effect is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

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Defined contribution plans
Obligations for contributions to defined contribution plans are recognized as an expense in the income statement as incurred.

Defined benefit pension plans
The respective net obligation for pension funds with defined-benefit components is determined in accordance with the projected unit credit method. The actuarial calculations are performed by qualified actuaries on an annual basis. The amount of future benefit that employees have earned in return for their service in the current and prior periods is estimated. This benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement. Actuarial gains and losses arising from subsequent calculations are recognized to the extent that they exceed 10% of the higher of the defined benefit obligation and the fair value of the plan assets. The amount exceeding this corridor is amortized over the average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Pension assets are only recognized to the extent that the Company is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions.

Additional information concerning the unaudited pro forma condensed combined financial information
Purchase accounting—Acquisition of Berna
The unaudited pro forma condensed combined financial information assumes that 100% of the Berna Shares have been acquired by Crucell. As a result, no minority interest with respect to Berna is shown, except for the minority interest that is included in the separate financial statements of Berna relating to their acquisition of Rhein Biotech N.V.

The assumed acquisition of Berna by Crucell has been accounted for under the purchase accounting method. Under this method, the purchase price should be allocated to the intangible and tangible assets acquired and the liabilities assumed. In accordance with IAS 38, Crucell identified intangible assets, such as but not limited to customer lists, patents, know-how and in process research and development. Crucell has not yet determined the fair value at acquisition date, of each of the identifiable intangibles, nor did Crucell determine the fair value of each of the other identifiable net assets of Berna. Therefore, Crucell performed a preliminary purchase price allocation. The excess of the purchase price over Berna’s stated equity as of January 1, 2005 has been accounted for as intangible assets. The economic life of these intangible assets has been set at 10 years, being the assumed useful life of the intangibles, Crucell expects to identify.

Under IFRS 3 Business Combinations Crucell has 12 months to determine the actual fair values of each identifiable asset and liability of Berna. As a result, in the consolidated financial statements for the financial year ending December 31, 2006, the actual goodwill and intangibles that will ultimately be recognized upon the application of the purchase method may be different from the amounts included in the unaudited pro forma condensed combined financial information. In addition, the actual amortization of intangible assets may be different from those based on the initial allocation of the purchase price and such difference may be material. These differences may be material.

Under IFRS 3 Business Combinations such intangible assets are subject to amortization and an impairment analysis, when indication of impairment exists. For the purpose of preparing the unaudited pro forma condensed combined financial information, we assumed that there is no indication of impairment.

IFRS 2 Share-based payment
Upon adoption of IFRS 2, in accordance with the transition rules, Crucell applied the recognition and measurement principles of IFRS for all options granted, including those granted before November 7, 2002. Prior to adoption of IFRS 2, Berna has not disclosed the fair values of the options in their financial statements. Accordingly, the recognition and

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measurement principles for options granted by Berna before November 7, 2002 were exempted for recognition and measurement.

No significant transactions between parties
There are no significant transactions or outstanding balances assumed between Crucell and Berna.

No synergies and investments in synergies assumptions included
The unaudited pro forma condensed combined financial information does not take into account any economies of scale, cost synergies and one-off costs of realizing such cost synergies.

Unaudited pro forma condensed combined statement of operations
The following table contains the unaudited pro forma condensed combined statement of operations of Crucell in accordance with IFRS for the six-month period ended June 30, 2005, including the pro forma adjustments, and explanation of the adjustments, assuming that the Exchange Offer had been completed on January 1, 2005, the first day of Crucell’s financial year 2005.

			June 30, 2005

				Pro forma
				adjustments
				and	Pro forma
	Crucell	Berna	Berna	eliminations	combination
	EUR (1)	CHF (2)	EUR (3)	EUR	EUR

Revenues	16,058	65,997	42,687	2,627 (4)	61,372
Cost and expenses
Cost of sales	—	(45,646)	(29,524)	—	(29,524)
Cost of service fees	(4,107)	—	—	—	(4,107)
Research and development	(13,515)	(19,596)	(12,675)	(2,627) (4)	(28,817)
Selling, general and
administrative	(5,534)	(18,685)	(12,085)	345 (6)	(17,274)
Developed technology
amortization	(1,067)	—	—	—	(1,067)
Amortization intangibles
resulting from acquisition	—	—	—	(6,971) (5)	(6,971)
Stock-based compensation	(1,368)	—	—	(345) (6)	(1,713)
Other operating income	—	4,014	2,596	—	2,596

Total costs and expenses	(25,591)	(79,913)	(51,688)	(9,598)	(86,877)

Loss from operations	(9,533)	(13,916)	(9,001)	(6,971)	(25,505)
Financial income, net	915	2,862	1,851	—	2,766
Result investments
non-consolidated company	(455)	(855)	(553)	—	(1,008)

Net loss before provision for
income taxes	(9,073)	(11,909)	(7,703)	(6,971)	(23,747)
Provision for income taxes	—	(591)	(382)	—	(382)

Net loss after income taxes	(9,073)	(12,500)	(8,085)	(6,971)	(24,129)
Minority interest	—	1,063	688	—	688

Net loss for the period	(9,073)	(11,437)	(7,397)	(6,971)	(23,441)

(1)	Crucell historical statement of operation data for the six-month period ended June 30, 2005 has been derived from its reviewed condensed interim financial statements as of and for the period ended June 30, 2005, prepared in accordance with IFRS.

(2)	Berna historical statement of operation data for the six-month period ended June 30, 2005, has been derived from its reviewed condensed interim financial statements 2005, prepared in accordance with IFRS.

(3)	The financial statements of Berna are prepared in Swiss Francs (CHF). For the purpose of preparing the pro forma condensed statement of operations for the six-month period ended June 30, 2005, the results of Berna for the six months of 2005 and the adjustments in CHF have been converted to euros using an average exchange rate for the six months 2005 of CHF 0.6468 per euro.

(4)	Government and third party grants of CHF 4,061 reclassed to revenues, in line with Crucell presentation of government grants.

(5)	Annual amortisation over 10 years of intangible assets (e 139,426) acquired. The amortisation period of 10 years was chosen to reflect the strategic value of the Berna acquisition. It is assumed that 100% of the Berna Shares have been acquired by Crucell.

(6)	Crucell presents stock option compensation on one line, instead of allocating it to the different functions. Reclasses made to align presentation.

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Unaudited pro forma condensed combined balance sheet
The following table contains the unaudited pro forma condensed combined balance sheet of Crucell as at June 30, 2005, assuming that the Exchange Offer had been completed on January 1, 2005, the first day of Crucell’s financial year 2005.

			June 30, 2005

				Pro forma
				adjustments
				and	Pro forma
	Crucell	Berna	Berna	eliminations	combination
	EUR (1)	CHF (2)	EUR (3)	EUR	EUR

Assets
Cash and cash equivalents	120,285	143,079	92,458	—	212,743
Short-term financial investments	—	26,037	16,825	—	16,825
Trade accounts receivable, net
allowance for doubtful accounts	4,515	35,095	22,678	—	27,193
Prepaid expenses and other current
assets	7,785	12,300	7,948	—	15,733
Income tax receivable	—	1,043	674	—	674
Inventories	—	58,240	37,635	—	37,635

Total current assets	132,585	275,794	178,218	—	310,803

Investment in associate and
joint ventures	—	835	540	—	540
Other financial assets	219	931	602	—	821
Net pension asset	—	4,964	3,208	—	3,208
Securities available for sale	8,776	—	—	—	8,776
Property, plant and equipment, net	9,648	169,191	109,331	—	118,979
Developed technology, net	2,980	—	—	—	2,980
Intangible assets resulting from
acquisition	—	—	—	132,455 (4)	132,455

Total assets	154,208	451,715	291,898	132,455	578,561

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	3,418	20,146	13,018	—	16,436
Short-term financial liabilities	—	2,476	1,600	—	1,600
Short-term portion of deferred
revenue	5,247	10,375	6,704	—	11,951
Accrued and other liabilities	5,450	3,365	2,174	—	7,624

Total current liabilities	14,115	36,362	23,497	—	37,612

Long-term liabilities:
Long-term obligations (including
capital lease)	642	—	—	—	642
Financial liabilities (bank loans)	—	63,183	40,829	—	40,829
Long-term portion of deferred
revenue	2,073	—	—	—	2,073
Other long-term liabilities	—	4,871	3,148	—	3,148
Long-term provisions	—	3,678	2,377	—	2,377
Deferred tax liabilities	—	18,578	12,005	—	12,005
Total long-term liabilities	2,715	90,310	58,358	—	61,073

Total shareholders’ equity	137,378	315,690	203,999	132,455 (5)	473,832

Minority interest	—	9,353	6,044	—	6,044

Total liabilities and shareholders’
equity	154,208	451,715	291,898	132,455	578,561

(1)	Crucell historical balance sheet data as of June 30, 2005 has been derived from its reviewed condensed interim financial statements as of and for the period ended June 30, 2005, prepared in accordance with IFRS.

(2)	Berna historical balance sheet data as of June 30, 2005, has been derived from its reviewed condensed interim financial statements 2005, prepared in accordance with IFRS.

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(3)	The financial statements of Berna are prepared in Swiss Francs (CHF). For the purpose of preparing the pro forma condensed combined balance sheet as of June 30, 2005, the assets and liabilities as of June 30, 2005 and the adjustments in CHF have been converted to euros using a month-end exchange rate per June 30, 2005 of CHF 0.6462 per euro.

(4)	Assuming acquisition of 100% of the Berna Shares, the intangible assets resulting from acquisition are determined as follows:

	Purchase price:
	Number of shares to be issued to acquire 100% of the Berna Shares (000’s) (based on 37,591,565
	shares outstanding per June 30, 2005, using the conversion ratio of 0.447 Crucell Exchange
	Shares per Berna Share):	16,803
	Crucell Ordinary Share price Euronext per June 30, 2005	€20.02

	Assumed purchase price for pro forma preparation purposes	336,405
	Estimated acquisition costs:	7,020

	Purchase price, including acquisition costs:	343,425
	Berna equity at June 30, 2005 after adjustments:	203,999

	Goodwill, to be allocated to intangible assets	139,426
	Amortization intangibles resulting from acquisition	(6,971)

	Intangible assets resulting from acquisition, per June 30, 2005	€132,455
	In the consolidated financial statements for the financial year ending December 31, 2006, the actual
	consideration paid, goodwill and intangible assets that will ultimately be recognized upon the application of
	the purchase method may be different from the amounts included in the unaudited pro forma condensed
	combined financial information. In addition, the actual amortization of intangible assets may be different from
	those based on the initial allocation of the consideration paid and such difference may be material. For
	indication purposes, using the number of Berna Shares outstanding per December 1, 2005 (the date of the Pre-
	Announcement) and the closing price of the Ordinary Share on November 30, 2005 (the day prior to the date of
	the Pre-Announcement), the assumed consideration would be €381.30.
(5)	The pro forma adjustments for shareholders’ equity are:

	— elimination of Berna equity	€(203,999)
	— fair value of shares issued to acquire Berna Shares	343,425
	— amortization intangibles resulting from acquisition	(6,971)

		€132,455

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Auditors’ assurance report on the pro forma condensed combined financial information of Crucell N.V. as of June 30, 2005
Introduction
In accordance with your instructions we report on the unaudited pro forma condensed combined financial information for the period ended June 30, 2005 as included in this Shareholders’ Circular on page 8 to 17. The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only to provide information about how the Exchange Offer could have affected the consolidated balance sheet of Crucell N.V. as at June 30, 2005 and statement of operations of Crucell N.V. for the six months ended June 30, 2005, should the date of acquisition have been January 1, 2005. Because of its nature, the pro forma condensed combined financial information addresses a hypothetical situation and, therefore, does not represent the actual consolidated financial results and the financial position for the period ended June 30, 2005 of Crucell N.V.

It is management’s responsibility to prepare the pro forma condensed combined financial information for the period ended 30 June 2005 with reference to the requirements of EU Regulation 2004-809. It is our responsibility to provide the conclusion required by Annex II item 7 of EU Regulation 2004-809. We are not responsible for expressing any other conclusion on the pro forma condensed combined financial information for the period ended June 30, 2005 or on any of its constituent elements.

Scope
We performed our work in accordance with the Dutch Standard ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’ (ISAE 3000) and, accordingly, including such procedures as we considered necessary in the circumstances. We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma condensed combined financial information for the period ended June 30, 2005 has been properly compiled and prepared on a basis consistent with the recognition and measurements principles of Crucell N.V., based upon IFRSs as adopted by the EU and full IFRS. We believe that our work provides a reasonable basis for our conclusion.

Opinion
In our opinion, the unaudited pro forma condensed combined financial information for the six month period ended June 30, 2005 has been properly compiled on a basis consistent with the IFRS recognition and measurement principles of Crucell N.V., based upon IFRSs as adopted by the EU and full IFRS.

Emphasis of matter
We draw attention to the fact that due to the continued developments in IFRSs as adopted by the EU, the accounting policies which will be applied by Crucell N.V. in the consolidated financial statements 2005 may require adjustments to the accounting policies. Moreover, we draw attention to the fact that, under IFRS and IFRSs as adopted by the EU only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the company’s financial position, results of operations and cash flows in accordance with IFRS and IFRSs as adopted by the EU.

Amsterdam, The Netherlands December 15, 2005 Ernst & Young Accountants

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CAPITALIZATION

The table below sets forth Crucell’s unaudited consolidated cash and equivalents and capitalization as of June 30, 2005, as follows:

(a)	on an actual basis; and

(b)	on a pro forma basis to give effect to the Exchange Offer.

You should read this table together with our condensed interim financial statements for the period ended June 30, 2005 in accordance with IFRS, and the related notes thereto, as well as the information under ‘‘Operating and financial review and prospects of Crucell—Liquidity and capital resources’’, ‘‘Operating and financial review and prospects of Berna—Liquidity and capital resources’’ and ‘‘Selected pro forma unaudited condensed financial data for Crucell and Berna’’. The table below is prepared for illustrative purposes only and, because of its nature, may not give a true picture of our financial condition following the Exchange Offer. For a summary of our principal contractual obligations and commercial commitments over the next five years, see ‘‘Operating and financial review and prospects of Crucell—Tabular disclosure of contractual obligations and commercial commitments’’ and ‘‘Operating and financial review and prospect of Berna—Contractual obligations and commercial commitments’’.

Working capital statement
The Crucell Board is of the opinion that, following completion of the Exchange Offer, the enlarged group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this Shareholders’ Circular.

All amounts in this section are in thousands of euro.

		Pro forma
	EUR (1)	EUR

Cash and cash equivalents	120,285	212,743

Total current debt
Secured	1,362 (2)	1,362
Unguaranteed/unsecured	—	1,600

Total non-current debt (excluding current portion of
long-term debt)
Secured	642 (3)	18,736 (4)
Unguaranteed/unsecured	—	22,735

Total shareholders’ equity
Ordinary shares	9,865	13,898
Additional paid-in capital	277,130	616,522
Net unrealized gain reserve	7,107	7,107
Deferred compensation	(2,670)	(2,670)
Accumulated deficit	(154,054)	(154,054)

Total capitalization	139,382	525,236

(1)	Crucell historical balance sheet data as of June 30, 2005 has been derived from its reviewed condensed interim financial statements as of and for the period ended June 30, 2005, prepared in accordance with IFRS. The difference is current debt between the condensed internal financial statements and the financial data above, relates to accruals which should not be and are not included in the capitalization table.

(2)	Current secured debt consists of short-term commitments relating to financial lease contracts. These financial leases are secured by the value of the underlying assets.

(3)	Non-current secured debt consists of long-term commitments relating to financial lease contracts. These financial leases are secured by the value of the underlying assets.

(4)	Pro forma non-current secured debt includes Berna’s existing bank loans of CHF 28,000, which are secured over land and buildings.

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Per September 30, 2005 the pro forma net unrealized gain reserve increased to € 10,062, representing the increase of the underlying security available for sale.

Except for what has been set out here above, there have been no material changes in the capitalization since June 30, 2005.

As of September 30, 2005 pro forma cash and cash equivalents had decreased to € 189,978. The main reason for this decrease is related to a downpayment of € 6,700 for the construction of a new production facility, and € 11,200 funding of inventories.

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THE EXCHANGE OFFER

General description of the Exchange Offer
On December 1, 2005 Berna and Crucell entered into the Transaction Agreement pursuant to which Crucell shall launch a public tender offer to Berna Shareholders for all Berna Shares. In the Exchange Offer, Crucell offers 0.447 Crucell Exchange Shares to the holders of Berna Shares in exchange for each Berna Share. For further details with regard to this agreement, see ‘‘The Transaction Agreement’’.

If the Exchange Offer is successful, the resulting combination of the two companies will create a leading global independent vaccines company integrating established and new technologies, combine currently marketed products with a broad and attractive future pipeline, strengthen an established emerging markets franchise and enhance Crucell’s potential in developed markets and leverage existing leadership and know-how in vaccines to expand into higher-growth immunotherapeutics and proteins. The transaction would be the first step to position both companies to achieve critical mass and become an integrated top five vaccines company with further outstanding growth opportunity.

Reasons for the Exchange Offer
Reasons for Crucell to propose the Exchange Offer
In reaching its decision to enter the Transaction Agreement and to recommend that Crucell Shareholders approve the Exchange Offer, Crucell consulted with legal counsel regarding the terms of the Transaction Agreement and related issues, with its financial advisors regarding the financial aspects and the fairness of the transaction from a financial point of view, and with senior management of Crucell regarding, among other things, the biotech industry, management’s plans, Crucell’s prospects and operational matters. The determination of the Crucell Board to approve the Transaction Agreement was the result of careful consideration of numerous factors, including:

(a)	Crucell and Berna bring complementary resources and strengths which the Crucell Board believes will result in the creation of the leading independent vaccines company in the world, with a fully integrated infrastructure for in-house development, production and marketing, which will provide Crucell Shareholders with enhanced long-term shareholder value;

(b)	the combined company will integrate established and new technologies, combine currently marketed products with a broad and attractive future pipeline of products, strengthen an established emerging markets franchise and enhance Crucell’s potential in developed markets and biodefense, leverage existing leadership and know how in vaccines to expand into higher growth immunotherapeutics and proteins; and

(c)	the expectation that the combined company will have the necessary critical mass and financial strength due to its growing revenues from product sales and technology licensing, its healthy net cash position, its global investor base, its broad research analyst coverage, and its stock market exchange listings on three exchanges, namely Euronext, NASDAQ and SWX Swiss Exchange.

The Crucell Board also considered and balanced against the potential benefits of the proposed transaction the potential risks associated with the transaction, including:

(a)	the possibility that the Exchange Offer might not be successful and the potential adverse consequences;

(b)	the possibility that the Exchange Offer might not result in 100% control of Berna, therefore continuing with minority shareholders and – possibly – a continued listing of Berna on the SWX Swiss Exchange;

(c)	the possibility that expected benefits from the combination of the companies might not be fully realized; and

(d)	the challenges of integrating the businesses, management teams and workforce of the companies.

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The Crucell Board did not consider it practical, nor did it try, to rank or weight the importance of each factor, and individual members of the Crucell Board may have given different weight to different factors.

Reasons for Berna to approve the Exchange Offer and to recommend it to the Berna Shareholders
In reaching its decision to approve the Exchange Offer, the Berna Board consulted with legal counsel regarding their legal duties, the terms of the Transaction Agreement, the tax consequences of the transaction and related issues, with its financial advisors regarding the financial aspects and the fairness of the transaction from a financial point of view, and with senior management of Berna regarding, among other things, the industry, management’s plans, Berna’s prospects and operational matters, including synergistic aspects of the transaction. The determination by the Berna Board to approve the Transaction Agreement and the resulting Exchange Offer was the result of a careful consideration of numerous factors, including:

(a)	its understanding of the business, operations, financial condition, earnings and future strategy of the Berna Group;

(b)	its understanding of the current and prospective economy and the vaccine industry;

(c)	the potential for the combined company to become the leading, independent vaccines company;

(d)	the competitive landscape in the vaccine industry and the need for scale and global capacity in order to remain competitive;

(e)	the increased access that Berna would have to technical resources and research and development capabilities;

(f)	the importance of capital resources to fund technology investments, research and development and the increased availability of those resources to the combined company;

(g)	the fact that the Exchange Ratio represented a premium of 27.3% to the closing price of the Berna Shares on the SWX Swiss Exchange on November 30, 2005 (the day prior to the Pre-Announcement);

(h)	the potential for cost savings and synergies from combining the two companies;

(i)	the fact that the relevant unions were supportive of the proposed transaction;

(j)	the reports of Berna’s senior management and the financial presentations of the investment bank advising Berna;

(k)	the independent assessment of the fairness of the transaction to the Berna Shareholders from a financial standpoint by PricewaterhouseCoopers;

(l)	the provision of the Transaction Agreement which gives the Berna Board the ability, should Berna receive a superior offer, to terminate the Transaction Agreement, thereby having to comply with certain requirements, including payment of a break-up fee;

(m)	the structure of the transaction and the terms of the Transaction Agreement; and

(n)	the likelihood of the Exchange Offer being approved by appropriate regulatory authorities.

The Berna Board also considered and balanced against the potential benefits of the proposed transaction the potential risks associated with the transaction, including:

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(a)	the potential for growth and increased stockholder value if Berna were to remain independent;

(b)	the possibility that expected benefits from the combination of the companies might not be fully realized;

(c)	the challenges of integrating the businesses, management teams and workforce of the companies;

(d)	the possible disruption to Berna’s business that might result from the announcement of the Exchange Offer; and

(e)	the possibility that the Exchange Offer might not be successful and the potential adverse consequences.

The factors described above include the material factors considered by the Berna Board. In view of its many considerations, the Berna Board considered these factors as a whole and did not quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Berna Board may have given different weights to different factors.

Combined strategy
The vaccine industry is enjoying heightened interest today, with high-profile global threats such as pandemic flu and bioterrorism and higher growth than pharmaceuticals. Although the market is already less fragmented than the pharmaceutical industry, recent consolidation is changing the landscape. Following the Exchange Offer and various other transactions in the industry, Crucell will be the leading independent vaccine company in terms of sales and market capitalization.

Crucell’s mission is to be a leading biotechnology company with a strategy aimed at developing and commercializing prophylactic vaccines and therapeutic antibodies to prevent and treat infectious diseases and at establishing production platforms.

We are commercializing and developing our own portfolio of vaccines and antibodies against infectious diseases, with marketed products and product candidates in preclinical, early clinical and late clinical development. Apart from our main strategic focus on infectious diseases, we are further optimizing our existing platforms for production of antibodies and recombinant proteins, and have started in-house programs to develop our own portfolio of recombinant proteins.

Our strategy provides us sources of revenue growth in the short term through marketed vaccines and licensing, in the medium term through launches of new vaccine product candidates currently in Phase III trials and in the long term through new vaccines and antibodies, royalties from our licensing business, and therapeutic proteins. Our licensing business and partnerships for many of our products in development lowers our risk while providing us with the opportunity for royalty income and own product sales.

In our commercial and R&D activities we work together through strategic partnerships, collaborations, licensing agreements, distribution agreements or other contractual agreements with most of the leaders in the industry. With our partners we are involved in most of the major new vaccine initiatives, including epidemic and pandemic influenza with sanofi pasteur, malaria with GSK, HIV with Merck and IAVI, Ebola/Marburg with NIH and TB with Aeras.

We leverage a fully integrated infrastructure with more than 1,000 people for in-house development, production and marketing, including a fully integrated R&D infrastructure in The Netherlands and Switzerland, FDA, EMEA and WHO certified manufacturing sites in Switzerland, Spain and Korea, our own sales operations in Switzerland, Spain, Italy and Korea, a global network of distribution partners, and relationships with NGOs like UNICEF.

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Our business strategy is based on the following business drivers:

Marketed vaccines, leveraging presence in public and private markets. The combination will have established products in hepatitis B, paediatric, respiratory and travel vaccines. We will seek to enhance our position in these markets by highlighting the unique features of the marketed products and by providing outstanding customer service in terms of delivery, reliability and quality and by leveraging our worldwide presence in both public and private markets.

Product pipeline with competitive advantage. We believe that each of our selected products either targets unmet medical needs, improves current medications, or is perceived as a marketable product due to predictive study models and/or due to perceived favorable regulatory conditions. We currently have five vaccine programs in clinical trials of which three in Phase III or registration, and five vaccine programs and one antibody program in various stages of pre-clinical development, which are based on our PER.C6 production technology. In addition, we have various discovery programs to find new vaccine antibody and therapeutic protein leads.

Ongoing technology licensing program. We have a broad base of excellent technologies with applicability for vaccines, antibodies, other recombinant proteins and gene therapy. In areas where we are not developing our own products, we offer our technologies to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. The ongoing and extensive PER.C6 technology licensing program and as of yet more limited licensing programs for our other technologies support and accelerate our in-house product development. Our licensing program provides a source of revenue as well as the potential for future, additional revenue in the form of royalties from products developed by our licensees. We believe that our licensing program results in increased awareness in, and acceptance by, the biopharmaceutical industry and the regulatory authorities of our technology as a production technology for biopharmaceutical products.

Recommendation
The boards of Berna and Crucell fully support and recommend the Exchange Offer since it is in the best interest of each of Berna and Crucell, their shareholders and other stakeholders. The Crucell Board and the Crucell Supervisory Board recommend that Crucell Shareholders approve the Exchange Offer at the extraordinary general meeting of shareholders of Crucell on January 10, 2005.

Terms of the Exchange Offer
Crucell is offering 0.447 Crucell Exchange Shares in exchange for each Berna Share. This values each Berna Share at CHF 15.72 which constitutes a premium of 27.3% to the closing price of the Berna Shares on the SWX Swiss Exchange on November 30, 2005 (the day prior to the Pre-Announcement).

The Exchange Ratio will be adjusted for any dilutive effects in respect of the Berna Shares occurring until the consummation of the Exchange Offer, including, but not limited to, dividend payments, demergers, capital increases with an issuance price per share below the stock market price (except shares that are issued upon conversion of options granted prior to the date of the Pre-Announcement under the ESOP), the issuance of options, warrants, convertible securities and other rights to acquire Berna Shares, as the case may be, and repayments of capital.

In contemplation of the Exchange Offer, the Crucell Board resolved to issue up to 18 million Crucell Exchange Shares, subject to the Exchange Offer becoming unconditional and the Crucell Supervisory Board approved this resolution.

Treatment of Berna’s ESOP options and ESPP Shares
Berna has a conditional share capital allowing for the issuance of 1,146,262 additional Berna Shares in connection with its ESOP of 2004 and its ESPP of 2003.

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Berna has agreed to waive the running blocking periods during the additional acceptance period for the exercise of options pursuant to chapter 3.4 of the ESOP, the exercise price of which is, at exercise, below the stock market price of the Berna Shares, subject to the Exchange Offer being declared successful at the end of the Offer Period. Crucell intends to offer to holders of ESOP options, who do not exercise their ESOP options prior to the lapse of the additional acceptance period, the exchange of their ESOP options into such number of Ordinary Shares corresponding to the value of their ESOP options on the Settlement Date; provided, however, that the holders of ESOP options shall under no circumstances receive more than such number of Ordinary Shares than can be offered to the holders of ESOP options without violation of the principle of equal treatment under Swiss takeover laws (‘‘best price rule’’) given the Exchange Ratio applied in the Exchange Offer. The holders of ESOP options will be informed by separate notice.

The holders of Berna Shares locked-in under the ESPP who decide to tender, shall receive the corresponding number of Crucell Exchange Shares. Berna has agreed to waive all transfer restrictions under the ESPP, subject to the Exchange Offer being declared successful at the end of the Offer Period.

Restrictions
The Exchange Offer will not directly or indirectly be made in a country or a jurisdiction, or to such persons, in which or to which such Exchange Offer would be illegal or otherwise violate applicable law or regulations or which would require Crucell to change the terms or conditions of the Exchange Offer in any way, to submit an additional application or filing or to perform additional actions in relation to any state, regulatory or legal authorities. It is not intended to extend the Exchange Offer to any such country or such jurisdiction or to persons in such country or jurisdiction.

Conditions of the Exchange Offer
If launched, the Exchange Offer is expected to be subject to the following conditions:

(a)	Crucell shall have received, by the end of the Offer Period, valid acceptances for Berna Shares representing, when combined with the Berna Shares that Crucell may hold at the end of the Offer Period, at least 67% of the total number of Berna Shares issued at the end of the Offer Period plus the maximum number of shares that could be issued based on Berna’s conditional share capital;

(b)	all waiting periods applicable to the acquisition of Berna by Crucell shall have expired or been terminated and all competent merger control authorities shall have approved and/or granted clearance of the acquisition of Berna by Crucell without them or their group companies being required to meet any condition or requirement that has a Material Adverse Effect on them; whereby a Material Adverse Effect shall mean any matter or event which, in the opinion of a reputable, independent accounting firm or investment bank appointed by Crucell, individually or together with other matters or events, causes, or will likely cause on an annual basis, a reduction of:

(i) the earnings (or an increase of loss, respectively) before interest, and taxes (EBIT) of Berna of CHF 5 million or more; or

(ii) the consolidated revenues of Berna of CHF 10 million or more; or

(iii) the consolidated equity of Berna of CHF 32 million or more;

(c)	no court or governmental body shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the Exchange Offer;

(d)	a shareholders’ meeting of Berna shall have resolved to remove the provisions in the articles of incorporation restricting the registration in the share register of a shareholder with more than 5% of the voting rights, i.e., to abolish the following sentences of Article 5 in their entirety: ‘‘Nach dem Erwerb von Aktien und gestützt auf ein Eintragungsgesuch wird jeder Erwerber als Aktionär ohne Stimmrecht betrachtet, bis ihn die Gesellschaft als Aktionär mit Stimmrecht anerkannt hat.’’–‘‘Lehnt die

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Gesellschaft das Gesuch um Anerkennung des Erwerbers nicht innert 20 Tagen ab, so ist dieser als Aktiona ür mit Stimmrecht anerkannt.’’–‘‘Vorbehalten bleibt Absatz 3 dieses Artikels.’’–‘‘Keine natürliche oder juristische Person wird für Aktien, die sie direkt oder indirekt besitzt, mit mehr als 5% des im Handelsregister eingetragenen gesamten Aktienkapitals als Aktionärin mit Stimmrecht eingetragen.’’;

(e)	the amendments of the articles of incorporation of Berna pursuant to the preceding condition (d) shall have been duly entered into the commercial register;

(f)	the Berna Board shall have resolved to register Crucell as a shareholder with voting rights with respect to all Berna Shares that Crucell may acquire as a result of the Exchange Offer or otherwise, subject only to the Exchange Offer becoming unconditional;

(g)	until the end of the Offer Period, no matters or events shall have occurred, and no matters or events shall have become known, which have a Material Adverse Effect (as defined in (b) above);

(h)	the shareholders’ meeting of Berna shall not have approved a dividend, sale, purchase or demerger in an amount of CHF 48 million or more, nor a merger or an ordinary, authorized or conditional increase of the share capital of Berna;

(i)	the shareholders’ meeting of Berna shall have validly elected three new board members proposed by Crucell to the board of directors of Berna, subject to the Exchange Offer being consummated;

(j)	the approval of the Crucell shareholders’ meeting to the Exchange Offer shall have been obtained;

(k)	the Crucell Exchange Shares issued upon consummation of the Exchange Offer shall have been admitted to listing on Euronext Amsterdam (Eurolist by Euronext).

These conditions shall be conditions precedent within the meaning of article 13 para. 1 of the TOB Ordinance. After the end of the (possibly extended) Offer Period, the conditions set out in (b), (c), (d), (e), (f), (h), (i), (j) and (k) shall be conditions subsequent within the meaning of article 13 para. 4 TOB Ordinance, provided that:

(a)	the conditions (d), (h) and (i) shall only constitute conditions subsequent until the end of the shareholders’ meeting of Berna convened to satisfy conditions (d) and (i);

(b)	the condition (f) shall only constitute a condition subsequent until the Board of Berna has taken the resolution required to satisfy condition (f); and

(c)	the condition (j) shall only constitute a condition subsequent until the end of the shareholders’ meeting of Crucell convened to satisfy condition (j).

Crucell reserves the right to waive in whole or in part the conditions stated above. If the conditions are not fulfilled or waived by Crucell on or by the end of the Offer Period, Crucell has the right:

(a)	to declare the Exchange Offer as being successful; however, in such case, Crucell shall be entitled to postpone the settlement of the Exchange Offer by no more than four months (or such longer period as may be approved by the Swiss takeover board) following the end of the additional acceptance period, whereby the Exchange Offer lapses without further effect if the conditions set forth in (b), (c), (d), (e), (f), (h), (i), (j) and (k) are not fulfilled, or waived by Crucell, during these additional four months (or such longer period as may be approved by the Swiss takeover board); or

(b)	to declare the Exchange Offer as having failed without further effect.

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Material Dutch tax consequences of the transaction and the ownership of Ordinary Shares
Please refer to ‘‘Taxation’’.

Listing of Ordinary Shares
Ordinary Shares are quoted on the Euronext Amsterdam and Nasdaq National Market. Application has been made for the Crucell Exchange Shares to be issued in connection with the Exchange Offer to be quoted on Euronext Amsterdam. In addition, Crucell shall apply for an additional listing of the Ordinary Shares on the SWX Swiss Exchange for a first trading date as soon as possible after the settlement of the Exchange Offer.

De-listing of Berna Exchange Shares
Crucell is currently contemplating that it will seek to de-list the Berna Shares from the SWX Swiss Exchange.

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FAIRNESS OPINION	December 15, 2005

The Management Board and Supervisory Board
Crucell N.V.
Archimedesweg 4
P.O. Box 2048 2301 CA Leiden
The Netherlands

Members of the Management Board and Supervisory Board (jointly the ‘‘Board’’):

You have requested our opinion as to the fairness, from a financial point of view, to Crucell N.V., a Dutch public company with limited liability (‘‘Crucell’’), of the Exchange Ratio (defined below) set forth in the transaction agreement (the ‘‘Transaction Agreement’’) dated December 1, 2005 between Crucell and Berna Biotech A.G., a Swiss corporation (Aktiengesellschaft) limited by shares registered in Berne, Switzerland (‘‘Berna’’). As more fully described in the Transaction Agreement, Crucell will (i) launch a public tender offer to Berna’s shareholders for all of Berna’s issued share capital (the ‘‘Berna Shares’’), which shares are listed on the SWX Swiss Exchange, consistent with Swiss takeover laws and regulations and (ii) offer newly issued Crucell ordinary shares (the ‘‘Crucell Exchange Shares’’), to the holders of Berna Shares (the ‘‘Crucell Share Exchange Offering’’) at the ratio of 0.447 Crucell Exchange Shares to 1 Berna Share (the ‘‘Exchange Ratio’’).

In arriving at our opinion, we reviewed the Transaction Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Crucell and certain senior officers and other representatives and advisors of Berna concerning the businesses, operations and prospects of Crucell and Berna. We examined certain publicly available business and financial information relating to Crucell and Berna, as well as certain financial forecasts and other information and data relating to Crucell and Berna, which were provided to or discussed with us by the respective managements of Crucell and Berna including adjustments to the forecasts, forecast financial position and other information and data relating to Berna provided to us by management of Crucell, and including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Crucell to result from the Crucell Share Exchange Offering. We reviewed the financial terms of the Crucell Share Exchange Offering as set forth in the Transaction Agreement in relation to, among other things: current and historical market prices and trading volumes of the Crucell Exchange Shares and Berna Shares; the historical and projected earnings and other operating data of Crucell and Berna; and the capitalization and financial condition of Crucell and Berna. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Crucell Share Exchange Offering and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Crucell and Berna. We also evaluated certain potential pro forma financial effects of the Crucell Share Exchange Offering on Crucell. In addition, we have also assumed with your consent, that there are no material undisclosed liabilities of Berna for which adequate reserves or other provisions have not been made or any adjustments to the financial forecasts that would be required from such undisclosed liabilities. We have also been advised by you that your Korean counsel has advised Crucell that the litigation relating to a patent of GlaxoSmithKline (‘‘GSK’’) in Korea to which Berna’s subsidiary Green Cross Vaccine Corporation is subject is unlikely to result in material liability to Berna or a material adjustment to the financial forecasts. Accordingly, with your consent, we have assumed that no such liability to Berna will result from this matter for purposes of rendering our opinion as to the fairness, from a financial point of view to Crucell, of the Exchange Ratio. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other

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information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Crucell and Berna that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Crucell and Berna provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of Crucell and Berna that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Crucell and Berna as to the future financial performance of Crucell and Berna, the potential strategic implications and operational benefits anticipated to result from the Crucell Share Exchange Offering and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Crucell Share Exchange Offering) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have assumed, with your consent, that the Crucell Share Exchange Offering will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Crucell Share Exchange Offering, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Crucell, Berna or the contemplated benefits of the Crucell Share Exchange Offering. In rendering our opinion, at your direction, we have not taken into consideration the tax consequences of the issue of the Crucell Exchange Shares to the holders of Berna Shares. Our opinion, as set forth herein, relates to the relative values of Crucell and Berna. We are not expressing any opinion as to what the value of the Crucell Exchange Shares actually will be when issued pursuant to the Crucell Share Exchange Offering or the price at which the Crucell Exchange Shares will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Berna nor have we made any physical inspection of the properties or assets of Berna. We express no view as to, and our opinion does not address, the relative merits of the Crucell Share Exchange Offering as compared to any alternative business strategies that might exist for Crucell or the effect of any other transaction in which Crucell might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Limited has acted as financial advisor to Crucell in connection with the proposed Crucell Share Exchange Offering and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Crucell Share Exchange Offering. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Crucell and Berna for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Crucell, Berna and their respective affiliates.

Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Crucell in its evaluation of the fairness, from a financial point of view, to Crucell of the proposed Crucell Share Exchange Offering and may not be relied upon by any third party or used for any other purposes. We have not prepared the Shareholders’ Circular of which this opinion forms a part, and we expressly disavow any responsibility for its accuracy or completeness. Our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed Crucell Share Exchange Offering.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Crucell.

Very truly yours,
CITIGROUP GLOBAL MARKETS LIMITED

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THE TRANSACTION AGREEMENT

The following is a summary description of the material provisions of the Transaction Agreement among Crucell and Berna pursuant to which Crucell shall launch a public tender offer for all Berna Shares. In addition to the provisions set out below, the Transaction Agreement contains provisions relating to the Exchange Offer; see ‘‘The Exchange Offer’’.

Crucell has committed:
(a)	to publish the Exchange Offer with the terms and conditions set forth in the Transaction Agreement;

(b)	to offer to the holders of Berna ESOP options, which are not exercised until the end of the Additional Acceptance Period, the exchange of such options into substantially equivalent options for Ordinary Shares, the exchange into Crucell Exchange Shares or the repurchase of such options;

(c)	to suggest three persons designated by Berna to the shareholders’ meeting of Crucell for election to the Crucell Supervisory Board, subject to the Exchange Offer being completed; the shareholders’ meeting will presumably be held on or around January 10, 2006;

(d)	only to waive condition (a) of the Exchange Offer if the number of tendered shares corresponds to at least 50.1 % of all issued Berna Shares;

(e)	to take all other actions as commercially reasonable to procure the fulfillment of the conditions to the Exchange Offer and to apply for a listing of the Ordinary Shares on the SWX Swiss Exchange.

Berna has agreed to support the Exchange Offer and, among other things:

(a)	to issue a report to the Berna Shareholders in terms of Article 29(1) SESTA recommending the Exchange Offer and to publish such report together with the prospectus of the Exchange Offer;

(b)	to take all other actions which may be necessary to procure or support the fulfillment of the conditions to the Exchange Offer, including the convention of a shareholders’ meeting, which will presumably take place on or around January 11, 2006. Subject to the Exchange Offer becoming unconditional, it will be suggested to the shareholders’ meeting to abolish the transfer restrictions (Vinkulierung) and to elect three board members proposed by Crucell;

(c)	not to solicit or, subject to any statutory obligations of the board of directors, support any competing offers;

(d)	to inform Crucell in the event it becomes aware that a third party has the firm intention to pursue actions which could compete with or adversely affect the Exchange Offer;

(e)	not to acquire any Berna Shares, or enter into any derivative transaction in relation to Berna Shares and to procure that also the Berna group companies and members of the board of directors refrain to do so;

(f)	not to change the terms and conditions of the existing ESOP and ESPP and the options issued except to waive the lock-up periods for purposes of this Exchange Offer; and

(g)	to procure that Berna continues to operate its business as a going concern and in the ordinary course and does not take any extraordinary actions or transactions.

The parties have given mutual representation and warranties.

The Transaction Agreement provides further that subject to the Exchange Offer becoming unconditional, new employment agreements will be put in place with Kuno Sommer, Rolf

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Gasser, Simon Rothen, Jo ürg von Manger-Ko ünig and Patrik Richard if they require, whereas the terms and conditions of the new employment agreements should be equal to the current terms and conditions.

The Transaction Agreement provides for various termination events, inter alia, in case of a superior competing offer or a material adverse event relating to any of the parties. Berna has agreed to pay Crucell an amount of CHF 3.5 million as a liquidated compensation of the costs incurred to Crucell if the Exchange Offer does not become unconditional because a competing offer is successful. If the Transaction Agreement is terminated as a result of a breach of the Transaction Agreement by any of the parties, such party shall be fully liable for any damages suffered by the other party and for the costs incurred that become futile as a result of such breach.

The Transaction Agreement is governed by Swiss law.

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RISK FACTORS

Prior to making the decision whether to approve the resolution to launch the Exchange Offer, you should carefully consider the risks set forth below in addition to the other information contained in this Shareholders’ Circular. This Shareholders’ Circular contains certain risks and uncertainties, which are set out below for each of Crucell and Berna on a stand-alone basis. Some of these risks may be addressed by the Exchange Offer. These risks and uncertainties described below are not the only ones Crucell and Berna face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our and Berna’s business. If any of the following risks actually occurs, our and Berna’s business, results of operations or financial condition could be materially adversely affected.

Risks relating to the Exchange Offer
Expected benefits from Crucell-Berna combination may not be realized.
Crucell expects that the combination of Crucell and Berna will result in further future growth benefits, cost savings and other benefits to the combined company. Crucell also expects to realize the benefits described under ‘‘The Exchange Offer—Reasons for the Exchange Offer’’. However, the combined company’s ability to successfully realize these future growth benefits, cost savings and other benefits and the timing of this realization may be affected by a variety of factors, including:

(a)	the challenges of integrating the businesses, management teams and workforce of the companies;

(b)	unexpected events including major changes in the vaccine industry; and

(c)	restrictions if Berna should continue to have a minority shareholder base.

If the benefits Crucell expects are not realized or are delayed, the market price of Ordinary Shares may decrease.

The value of the Crucell Exchange Shares in the Exchange Offer may fluctuate.
Under the terms of the Exchange Offer, Berna Shareholders are being offered a fixed number of Crucell Exchange Shares, rather than securities of Crucell with a fixed market value. Because the market price of the Crucell Exchange Shares may fluctuate, the value at the time of completion of the Exchange Offer will depend on the market price at that time and may vary significantly from the date of this Shareholders’ Circular. There can be no assurance as to the fair market value of the consideration to be received by the Berna Shareholders.

The market for Berna Shares may become increasingly less liquid.
Crucell’s objective in making this Exchange Offer is to acquire as many of the outstanding Berna Shares as possible and to integrate certain functions of the two companies. If Crucell decides to acquire these securities, a substantial period of time could elapse between the expiration of the Exchange Offer and the subsequent acquisition. Any market for the remaining Berna Shares could be less liquid than the market prior to the Exchange Offer and the market value for the Berna Shares could be substantially lower than their value before the Exchange Offer expires.

Subject to the approval of Swiss stock market and other authorities, Crucell will seek to de-list the Berna Shares from the SWX Swiss Exchange on which the Berna Shares are listed. De-listing from this stock exchange could reduce the liquidity and value of the remaining Berna Shares.

The exchange of Berna Shares for Crucell Exchange Shares may be a taxable event.
The exchange of Berna Shares for Crucell Exchange Shares may, under certain circumstances, be treated as a taxable event in Switzerland. You should consult your own tax adviser concerning the tax consequences of the exchange offer in light of your particular circumstances in any country in which you are subject to taxation. See ‘‘Taxation’’.

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The Exchange Offer may trigger change of control provisions under agreements to which Berna is a party.
Several of the commercial and loan agreements to which Berna or its Subsidiaries are a party provide that a change of control may, under certain conditions, constitute an event of default or entitle the other party to terminate the agreement. Berna and its Subsidiaries have sought or may seek waivers of those change of control provisions from their creditors. However, neither Berna nor its Subsidiaries have yet received such waivers and there is no guarantee that they will receive such waivers in the future. A breach of the covenants contained in these agreements could cause a termination of these agreements, which could have an adverse effect on Berna’s financial condition.

Risks relating to Crucell’s business and the industry
We have a history of net losses and we expect to continue to incur net losses. We may not achieve or maintain profitability.
We have incurred net losses since our incorporation. At December 31, 2004, we had an accumulated deficit of € 274,524 measured in accordance with US GAAP. We expect to have net losses and negative cash flow in the foreseeable future. The size of these net losses and negative cash flow will depend, in part, on:

(a)	the rate of growth, if any, in our licensing revenues;

(b)	our ability to develop potential products either on our own or through partnerships, collaborations or strategic alliances; and

(c)	the level of our expenses.

We may never generate sufficient revenues to achieve profitability. Our revenues are dependent on the success of our core technologies—in particular, PER.C6, AdVac, MAbstract and STAR technology—and on our success and that of our licensees in developing commercially successful products based on these technologies. We do not have control over the ability of our licensees to develop commercially successful products based on our core technologies. We expect to continue to invest in order to enhance our core technologies and to invest in research and development of potential products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We may need additional capital in the future. If we do not raise this additional capital, we may have to curtail or cease operations.
We expect that our future capital requirements will be substantial. Changes may occur that would consume available capital resources significantly sooner than we currently expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the research and development of our technologies and potential products. In this regard, on May 10, 2005, we raised € 50.1 million net in a private equity offering of our ordinary shares priced at € 14.50 per share. The capital raised from this private offering of shares is expected to support the acceleration of our product development with new opportunities in antibodies and therapeutic proteins. We also may need to raise additional capital if we make any acquisitions involving cash consideration or the issuance of new Ordinary Shares. We may seek additional funding through public or private financing, strategic alliances or other arrangements. We may not have access to additional financing and, if we do, it may not be on favorable terms. If we fail to raise sufficient funds, we will have to curtail or cease operations, reduce our capital expenditures, scale back our development of new potential products, reduce our workforce and license potential products or technologies to others that we otherwise would seek to commercialize ourselves.

We expect that our annual and interim results of operations will fluctuate, and this fluctuation could cause the price of our Ordinary Shares and American Depositary Shares (ADSs) to decline, causing investor losses.
Our annual and interim operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the price of our Ordinary Shares and ADSs to

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fluctuate significantly or decline. Some of the factors that could cause our operating results to fluctuate include:

(a)	the timing of entering into and the expiration of license agreements and collaboration arrangements;

(b)	the success rate of our own and our licensees’ discovery efforts leading to royalties and other payments;

(c)	the timing and willingness of our licensees to commercialize products which would result in royalties and other payments; and

(d)	general and industry specific economic conditions, which may affect our own and our licensees’ research and development expenditures.

A large portion of our expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of our expenses and our revenues. If revenues decline or do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses and will suffer losses accordingly. In addition, we may increase our research costs in 2006, which may increase our operating expenses in the foreseeable future. Due to the possibility of fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the price of our Ordinary Shares and ADSs would probably decline.

If we or our licensees do not develop potential products based on our core technologies that are approved for sale and are commercially successful, we may be forced to cease operations.
You must evaluate us in light of the uncertainties and complexities affecting our core technologies, none of which have yet been used to develop a product approved by the U.S. Food and Drug Administration for commercial use. Very little data exists regarding the safety and effectiveness of the type of potential products that we or our licensees are developing. All of our potential products, and those of our licensees, are either in research or in pre-clinical or clinical development. We and our licensees may not succeed in developing commercial products that are safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully. We have not, and many of our licensees have not, yet begun to clinically test any of the potential products being developed using our core technologies.

Development of products requires significant investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior to their commercial distribution. We expect certain potential products to enter clinical trials during 2006. We and our licensees must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their potential products. Our research and development or that of our licensees may not establish that our technologies or our or their potential products are safe and effective, in which case regulatory authorities may not approve them. Further, our government and university licensees and collaborators may have goals, such as academic publication or data collection, that are not solely focused on producing marketable products. We also rely heavily on research performed by third party collaborators that are not under our control in developing certain of our potential products. As a result, we are dependent on the research and performance of such third parties to bring potential products to market. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees operate may further limit our and their ability to develop commercially successful products.

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We rely on license and other revenues from the licensing of our potential products, PER.C6 and our other technologies. If our licensees or partners do not continue to use our potential products, PER.C6 technology or other technologies, or if they terminate their agreements with us, we will earn less or no revenue from our agreements with them.
License, service and manufacturing revenues and government grants from our potential products, PER.C6 and other technologies have accounted for a substantial portion of our revenues to date and we expect that we will continue to be reliant on these revenues for the foreseeable future. If our current or prospective partners or licensees do not develop and eventually distribute products based on our technologies or continue the relationship with us, we may not be able to realize the revenues and growth we anticipate. We also may not be able to successfully develop and derive license or other revenues from new technologies. Our current or prospective licensees or partners may use or develop alternative technologies or develop competing products or potential products independently or in collaboration with others, including our competitors. The dollar/euro exchange rate may make our technology less competitive or reduce our revenues. If any of our licensees or partners becomes involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not require them to dedicate resources to developing and, eventually, distributing commercial products based on our technologies. Furthermore, our licensees or partners may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements to replace those agreements. During 2005 (through December 1, 2005) 6 existing licenses have been terminated. In the aggregate, annual payments from these terminated license arrangements would have amounted to € 308,000 in 2006.

We face competition in discovering, commercializing and licensing new technologies from biotechnology firms in Europe, the United States and elsewhere. This competition may limit our ability to derive revenues from our technologies and achieve profitability.
The field of biotechnology is new and rapidly evolving, and we expect that it will continue to undergo significant and rapid technological change. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, or other products or forms of treatment for the diseases we are targeting. We are aware of a number of commercial initiatives in the fields in which we operate that may result in marketable products with which we would compete. We also may experience competition from companies that have acquired or may acquire technology from companies, universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products or potential products that are more effective than those based on our technologies. We also compete with our licensees in developing new potential products. It is possible that we will not be able to effectively compete with these or other entities, and such competition could hamper our ability to bring products to market or license and derive revenue from our technology. Such an inability to compete could have a material adverse effect on our business, results of operations and ability to achieve profitability. For more information on our competitive position, see ‘‘Business of Crucell—Competition’’.

We are dependent on a small number of licensees and partners for the majority of our revenue.
We are dependent on a small number of licensees and partners that account for the majority of our revenue. For the nine-month period ended September 30, 2005 and the year ended December 31, 2004, three licensees and partners accounted for 55% and 56% of our revenues, respectively. For the years ended December 31, 2003 and December 31, 2002, three licensees accounted for 38% and 39% of our revenues, respectively. We currently are reliant on a limited number of contracts for revenues and commercialization of our products and PER.C6 technology, and any termination or alteration to these agreements would have a substantial adverse effect on our licensing revenues and financial results.

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We are particularly reliant on our agreements with sanofi pasteur, DSM Biologics (‘‘DSM’’) and the National Institute of Health (‘‘NIH’’). The licenses granted under the agreements with sanofi pasteur and DSM are exclusive, which means we cannot license PER.C6 to other parties in connection with certain influenza vaccine products or in the area licensing out PER.C6 for production of antibodies and therapeutic proteins. Such exclusivity may cause us to forego increased revenue opportunities from other third parties regarding the licensed technology over the terms of the agreements. Further, DSM is entitled to a portion of certain fees that are received with respect to licenses to PER.C6 for proteins and antibodies, which could reduce the profitability of this technology to us, and we have an obligation to jointly fund ongoing development of PER.C6 up to a certain amount over the coming years. Finally, future payments to us under the sanofi pasteur agreements are dependent on reaching development milestones, and we rely significantly on the performance and development progress of sanofi pasteur to reach the milestones set forth in this agreement. If these milestones are not reached, our revenues from this agreement could be substantially reduced.

The agreement with NIH concerns a manufacturing contract with the Vaccine Research Center (VRC), part of the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH), for the manufacture of vaccines against Ebola infections. Under the terms of the contract, we will manufacture up to ten batches of clinical material of the PER.C6-based Ebola vaccine in our own manufacturing facility. These materials will be used for Phase I and early Phase II clinical studies in humans. We will receive up to € 21.4 million (US$27.6 million) from the VRC for the manufacturing of these clinical lots. We are reliant for our malaria en Ebola programs on our collaborators for performing and funding clinical studies and with respect to securing funding of production of clinical materials.

In addition, while we have been successful in increasing our revenues from other government grants and subsidies and private foundations, we cannot be assured that such grant and subsidy revenue will continue in the future.

We expect that a high level of licensee and partner concentration will continue in the future. In the event that one or more of our major licensees or partners were to terminate or substantially alter their licenses with us for any reason, we could experience a significant decrease in revenues and an adverse effect on our financial results.

Obtaining regulatory approval for our potential products using our technologies is a costly and time-consuming process. If the relevant regulatory authorities do not approve products developed using our technologies, we or our licensees will not be able to commercialize them, and we may not receive any royalty or other revenues.
The U.S. Food and Drug Administration, or FDA, must approve any biopharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Medicines Agency, or the EMEA, the European Commission and local regulatory bodies regulate biopharmaceutical products elsewhere. In the approval process, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. The costs of pursuing and securing regulatory approval are increasing, necessitating additional regulatory compliance expenditure on our part. Required testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain.

Although the FDA allows PER.C6 cells to be used to produce clinical materials of vaccines, gene therapy and antibody products that are being used in Phase I and II clinical trials, at this time no product produced on PER.C6 cells has been approved by the FDA or other regulatory authorities for Phase III or commercial use. The FDA has in the past raised concerns over the history and some of the properties of PER.C6 cells. New regulations could be adopted that would preclude use of PER.C6 cells in the future. If we or our licensees are unable to satisfy regulatory authorities as to the history and properties of PER.C6 or its appropriateness as a system which companies can use to produce biopharmaceuticals, PER.C6 could not be used to produce human biopharmaceuticals and our licensing and other revenues from PER.C6 will suffer. Our other technologies have not yet been used in

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clinical trials, and may face significant hurdles in obtaining regulatory approval if and when such trials begin.

If ethical, legal and social issues related to the use of genetic technology, human-based materials and animal testing negatively affect regulatory approval, patentability or market acceptance of our core technologies and of the products developed using these technologies, we would not be able to generate revenues from those products or our technologies.
The use of genetic technology and materials derived from human fetal tissue, such as PER.C6 technology, may raise ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of our technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products (such as stem cells or genetically modified foods or organisms) could result in greater governmental regulation of our technologies and potential regulatory delays relating to the testing or approval of our own or our licensees’ potential products. Advocacy groups have taken issue in the past and may take issue in the future with the use of genetic technology or materials derived from human fetal tissue, which may hinder or adversely affect regulatory approval or market acceptance of our technologies and products developed using them. Concerns over the safety of new biopharmaceutical technologies or products could result in limited acceptance by patients and the medical community. In addition, we rely on animal testing in some of our research and development and adverse public reaction to our use of animal testing could also cause us to encounter negative publicity. Any of these factors could generate negative publicity or other adverse consequences regarding our business or industry, and could reduce or eliminate the potential markets for our own or our licensees’ potential products.

Our efforts to protect our intellectual property rights or to defend ourselves against any claims of infringement may be costly and, if unsuccessful, we may be barred from using or licensing our technologies.
Our commercial success depends in part on our ability to obtain and maintain adequate protection of our intellectual property rights in our technologies and potential products in Europe, the United States and elsewhere. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and any potential products we develop and erode our competitive advantage and/or erode the value of our technologies.

Our commercial success also depends on not infringing patents and proprietary rights of third parties. Our work is in areas of technology where a large number of patent rights exist. As our activities in the biotechnology and biopharmaceutical markets expand and more patents are issued, the risk that our technologies and potential products may give rise to claims of alleged infringement increases. In addition, we may in the future wish to undertake activities, which raise patent infringement issues.

We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts to ensure that we do not undertake activities that infringe their intellectual property rights and to monitor whether those companies’ activities may infringe our intellectual property rights. Due to the inherent imperfections of patent searching, we can never be certain that our monitoring will be exhaustive, and it is possible there may be third-party intellectual property rights of which we are not yet aware. If we determine that other companies’ technological development efforts violate our intellectual property rights, we intend to take appropriate action. We are aware of a few patents which are potentially relevant to our past, current or anticipated activities. We believe that our current activities do not infringe any valid claims of these patents. Third parties, however, may seek to enforce patents against us and a court may find against us. Enforcing intellectual property rights against others or defending ourselves against claims of infringement can be very expensive, and any action in which we are involved could result in substantial costs and diversion of management and technical personnel and resources.

Other companies are and may become involved in proceedings regarding patents that cover technologies related to ours. The outcome of any intellectual property proceedings in which we or they are involved could effectively block our ability to further use or license our

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technologies or enter into co-development arrangements. It could also impair our or our licensees’ ability to develop and commercialize potential products or products, and could result in the award of substantial damages against us. In the event of an unfavorable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential products to avoid infringement. In the event that we must cease using a technology, we could encounter delays in license revenue generation, milestone or royalty payments or product introductions while we attempt to develop alternative technologies or potential products. If we do not succeed in such attempts, we may be forced to cease operations. In addition, if litigation results in a successful challenge to one of our patents, then competitors could be free to use the subject matter covered by the patent, or we may need to license the technology to others in settlement of such litigation.

In October 2004 we commenced infringement litigation proceedings against CEVEC Pharmaceuticals in the District Court of Dsseldorf, Germany, arguing that CEVEC’s cell line infringes a recently granted European patent for our PER.C6 technology. In December 2004 CEVEC Pharmaceuticals acknowledged three out of four of our claims, but chose to defend the remaining claim. It is possible that the court will find against us on the remaining claim, and we cannot exclude the possibility that CEVEC will also file counterclaims in separate proceedings in order to attempt to have certain of our PER.C6 patents revoked or declared invalid.

In 2005 oppositions were filed before the European patent office against a number of patents related to our PER.C6 and AdVac technology. If any of these oppositions are successful this could lead to increased competition and/or reduced royalty income from the affected technology in Europe.

Conversely, we have lodged opposition against a European patent in the name of Chiron related to the production of flu virus in cell culture. If we are not successful in this opposition this patent may affect our ability and that of our licensee and partner to develop a cell-based flu product in Europe.

If we or our licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, we or our licensees may be unable to develop or market products based on our technologies.
We may be unable to earn revenues from products based on our technologies or from our own potential products if a third party does not grant us or our licensees a necessary license or offers a license only on unacceptable terms. Before we can market some of our potential products or technologies, we may need to obtain licenses from third parties who have patents or other intellectual property rights. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that we may wish to use or products that are similar to products that may be developed using our technologies. If these patent applications result in issued patents, we may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, we may be required to alter our technologies or potential products, or to avoid or stop certain activities. Our licensees may face similar problems.

If we lose the services of key personnel or are unable to attract and retain qualified personnel, we may be unable to develop our own technologies and potential products and to execute our business plan.
We are dependent on the principal members of our management and scientific personnel. We are particularly reliant on the members of our Crucell Board. Because of the experience our Crucell Board members have with our scientific research and development, our financial position and our business and the industry in which we operate, the loss of the services of any of them might adversely affect our results or the ongoing development of our technologies which is necessary to remain competitive and our ability to execute our business plan. The employment contracts of each of our Crucell Board members contain non-compete provisions that would apply for a period of one year after the end of their employment with us.

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We also may not be able to recruit and retain the qualified personnel necessary to develop our core technologies and potential products and execute our business plan. There is currently a shortage of skilled executives, scientific personnel and intellectual property and regulatory experts in our industry, particularly in Europe. We believe this shortage is likely to continue. As a result, competition for skilled personnel is intense, and the turnover rate can be high. Competition for experienced executives, scientists, developers and manufacturers of pharmaceutical products, and other experts from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms or may significantly increase our labor costs.

We may encounter difficulties in managing our growth. These difficulties could increase our losses.
We have experienced rapid and substantial growth and may continue to experience such growth in the future. This growth may be organic or through the acquisition of other companies or entities, and such growth will continue to place a strain on our human and capital resources. The aggregate number of full-time equivalent employees increased from 182 at December 31, 2003 to 285 at December 1, 2005. In addition, we will need to continue to expend funds to manage our operations and growth effectively. We will also need to continue to expend funds to attract and retain sufficient numbers of talented employees. If we do not have sufficient revenues to address these issues and otherwise make adequate expenditures, we may not be able to manage our growth effectively. If we are unable to manage our growth effectively, our losses could increase.

A number of our research and product development programs depend on access to biological materials without which we would be unable to conduct this research and development.
To continue to develop our core technologies and potential products, we will need access to biological materials, such as virus and tissue samples, which may be in limited supply. If we lose or do not obtain access to appropriate biological materials, or if tighter restrictions are imposed on their use or on information generated from them, we could be restricted or prevented from conducting our research and product development. In addition, government regulations could result in restricted access to, or use of, human and other biological material samples.

We may have conflicts with our licensees that could make collecting payments due to us more difficult or that could negatively affect our relationship with our current and potential licensees.
We may have disagreements with our licensees over royalty payments due to us and may have difficulty in collecting these payments. Our existing license arrangements generally entitle us to receive royalty payments for any potential products developed using our technology. We depend on our licensees to inform us when they develop products using our technology. If our licensees fail to inform us of their progress in these developments, we may not know of payments to which we would be entitled. In addition, our licensees may have difficulties making payments to us given the current economic climate or other factors. We may also incur significant expenses in collecting payments or, in some instances, we may not succeed in collecting these payments at all.

Our licensees may dispute the scope of the licenses that we have granted them, which could negatively affect our relationships with them and other licensees and our ability to grant additional licenses to other companies. A number of our license agreements provide that if more favorable royalty terms are granted to another licensee pursuant to a license of substantially the same scope, the initial licensee will also be entitled to the more favorable terms. A licensee may claim that other license agreements contain more favorable terms and that we should extend these terms to it. This may lead to a licensee disputing the amounts payable to us.

We rely on third-party suppliers for our (serum-free) medium and any interruption in this supply would interrupt our ability to conduct research and product development using PER.C6 cells.
We and our licensees rely on third parties for the supply of the (serum-free) medium in which we grow our PER.C6 cells. Such media may not be available for sale on an industrial

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or bulk scale. If supply problems forced us to use a new medium, we would need to spend time and resources to adapt our technology and processes to that medium, and, during this period of adaptation, our use of PER.C6 cells would be interrupted. Any such interruption or other failure of the serum-free medium upon which we currently rely could decrease the potential viability and profitability of our PER.C6 technology.

We have limited experience in conducting clinical trials and manufacturing, and no infrastructure for marketing or sales of pharmaceutical products. Our lack of experience and need to rely on third parties may delay our clinical trials or the marketing and sales of our potential products.We have limited experience in conducting the clinical trials necessary to obtain regulatory approval. Consequently, we may encounter problems in clinical trials that would cause us or the appropriate regulatory authorities to delay, suspend or terminate these trials. These problems could include the inability to conduct clinical trials at preferred sites, enroll sufficient patients or begin or successfully complete clinical trials in a timely fashion, if at all. We also intend to use third parties to conduct clinical trials on our behalf and any failure of these third parties to perform under their arrangements with us in a timely manner may delay or terminate clinical trials. A delay or termination of clinical trials would result in a delay or inability to obtain the regulatory approval necessary for commercial distribution of potential products.

In addition, we do not have the experience or resources necessary to manufacture in large-scale quantities any products or potential products that we discover and develop, and we have no marketing or sales infrastructure. If we are not able to develop, or obtain through outsourcing arrangements, the requisite manufacturing, marketing and sales capabilities, we will be unable to commercialize our own products directly.

We may have significant product liability exposure, and our product liability insurance may be inadequate to cover product liability or other claims against us.
Like other organizations active in the biopharmaceutical industry, we may be exposed to product liability and other claims if third parties allege that our technologies, potential products or future products have caused harm. If a third party successfully sues us for an injury caused by our products, potential products or products developed using our technologies, our liability could exceed our total assets. Suits against us arising out of clinical trials may increase as more licensees utilize our technologies or potential products, thereby lessening our control over the manner of use of such technologies and potential products. Our general third party product liability insurance may not be adequate to address all of our product liability exposure. We may seek to obtain additional product liability insurance in the future, though such additional insurance may be prohibitively expensive, or may not cover all of our potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or if we are otherwise unable to protect ourselves against potential product liability claims, this could prevent or inhibit the commercialization of products that we or our licensees develop.

Third parties may bring claims relating to improper handling, storage or disposal of the hazardous materials we use in our business, which may require us to spend significant time and financial resources to defend and to pay damages.
Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our BioSafety Level III (BSL-III) laboratory facilities allow us to work on-site with hazardous materials like West Nile virus that we were not permitted to work with before. Our operations also produce hazardous waste products. Given the inherently dangerous nature of certain of the materials we may work with in our BSL-III laboratory facilities and other hazardous materials incident to our work, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Various applicable laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages and significant adverse publicity in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current

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or future environmental regulations may make us adopt more labor-intensive, time-consuming or complicated practices or procedures in connection with our research, development or production activities.

Conflicts of interest with outside scientific advisors and collaborators may arise, which could limit our access to their expertise and impede the progress of our scientific research and development.
We work with scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments or instructions that would limit their availability to us, their service to us, or their collaboration with us. If a conflict between their work for us and their work for another entity arises, we may lose their services. Because for some of our projects, such as Ebola, malaria and TB, we rely to a significant extent on services of these outside scientists, if this were to happen, we may find it more difficult or expensive to continue such projects. Although our scientific advisors and collaborators generally sign agreements not to disclose our confidential information, it is possible that a certain portion of our valuable proprietary knowledge may become publicly known through them.

We cannot be certain that our licensing or other agreements are not in breach of applicable competition laws and will not be considered void.
We have not notified the European Commission competition authorities of any of our licensing or other agreements or sought clearance from any other competition authority. We take the view that these agreements are unlikely to be found to infringe European Union or other applicable competition regulations. It is possible, however, that our current or future similar agreements could be found to infringe applicable competition regulations. In this event, among other things, we may be subject to fines, claims of damages and our licensing or other agreements may be considered void and unenforceable. This review process may be costly and time consuming and may require renegotiation of certain portions of our licenses and other agreements. In addition, a third party may challenge the validity of agreements between us and our licensees, requiring us to amend or renegotiate the affected agreement.

Compliance with the internal controls and evaluations and attestation requirements under the Sarbanes-Oxley Act may be expensive and time-consuming.
Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we will be required, as a foreign private issuer, beginning in fiscal year 2006, to perform an evaluation of our internal controls over financial reporting and have our auditor publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet finalized the evaluation. Compliance with these requirements is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls, with a potentially corresponding adverse effect on our share price.

Risks relating to Berna’s business and the industry
Berna may not be able to obtain intellectual property rights to protect its technology and products, may not be able to enforce the intellectual property rights it does obtain and may be subject to intellectual property infringement claims.
The success of Berna depends in part on its ability and that of its collaborators to obtain patent protection in Europe, the United States and elsewhere for technologies and products, and to maintain the confidentiality of its own and its collaborators’ know-how. However, the patent positions of technology-based enterprises like Berna are subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and priority of a particular patent. There can be no assurance that Berna will develop products that are patentable, that patents will be granted under pending or future applications, that patents will be of sufficient breadth to provide adequate protection against competitors with similar technologies or products, or that patents granted to Berna or its collaborators will not be successfully challenged. As the biotechnology industry expands and more patents are granted, the risk increases that any technology or product developed by Berna may give rise to third party claims of patent infringement (Berna may

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incur substantial costs if required to defend such claims or to assert its proprietary rights against third parties).

If Berna does not obtain patents in respect of its technologies or if its patents are successfully challenged (for example, as a result of the discovery of prior art), third parties may use the technologies without payment to Berna if they possess or can develop the necessary know-how. A third party’s ability to use unpatented technologies is made easier by the fact that the published patent application contains a detailed description of the relevant technology.

Berna has developed substantial know-how in respect of its research and development activities. In an effort to protect its trade secrets, Berna enters into confidentiality agreements with its employees, consultants, advisers and existing and potential collaborators. However, there can be no assurance that obligations to maintain the confidentiality of Berna’s or its collaborators’ trade secrets or know-how will not be breached or that such trade secrets or know-how will not otherwise become known in circumstances in which Berna has no practical means of redress.

There can be no assurance that Berna’s efforts to search for existing proprietary rights before embarking on a research and development program with respect to a particular technology or product will uncover all relevant third party rights relating to such technology or product. As a result, competitors of Berna may have received or may in the future receive patents in respect of technologies or products similar to or competitive with those of Berna. If this occurs, Berna may have to obtain appropriate licenses under such patents or cease and/or alter certain of its activities or processes, or develop or otherwise obtain alternative technology. In such circumstances, Berna could incur substantial additional costs and could lose significant business opportunities with respect to the affected products.

Any problems affecting Berna’s intellectual property rights as described above could have a material adverse effect on its business, financial condition, results of operations and prospects.

If Berna loses pending patent litigation with GlaxoSmithKline it will miss a significant share of its future revenues.
Berna’s Subsidiary Green Cross Vaccine Corporation and Chiron have lodged opposition against a patent of GlaxoSmithKline (‘‘GSK’’) in Korea. In response to that opposition the patent was revoked by the Korean Intellectual Property Office in December 2004 on the ground that the subject-matter claimed therein lacks novelty. GSK has lodged appeal against that decision before the Korean Patent Court which is still pending. In a co-pending opposition before the European Patent Office, where Berna is not itself party to the proceedings, the European Patent Office also revoked the patent, although on different grounds. Also here an appeal against that decision is pending.

A decision by the Korean Patent Court is expected early 2006. Further appeal from that decision is possible and final resolution of the validity of the Korean patent may take one or two years more.

The patent concerns a multivalent vaccine containing Hepatitis-B adsorbed to aluminum phosphate. If GSK wins the appeal in Korea then GSK could start infringement proceedings against Berna in Korea if Berna undertakes activities infringing the GSK patent. Depending on the outcome of those infringement proceedings, Berna may be forced to delay, or even cancel, the commercial activities with its pentavalent vaccine (‘‘Quinvaxem®penta’’). In that event Berna will lose future revenues on the sale of Quinvaxem®penta through its own marketing channels as well as through partners. The sale of Quinvaxem®penta represents a significant share of Berna’s projected future revenues. Berna’s patent counsel is of the view that it is unlikely that the Korean Patent Court will award GSK’s appeal. Crucell has sought a second opinion from another independent Korean patent attorney and he concurred. However, the outcome of legal disputes is invariably difficult to predict with accuracy, and in the event GSK wins Berna’s future business will be adversely affected.

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In addition, production of Quinvaxem®penta requires a particular vaccine component that may become the subject of a patent dispute between GSK and Berna and/or the supplier of that component. The patent on that particular component, held by GSK, is currently under opposition before the European patent office and a definitive outcome on the validity of the patent will take at least another few years. If GSK wins this case, GSK may choose to enforce its patent against the supplier of the component or Berna, who, if infringement is affirmed by a court of law, may be forced to move, or even cancel, the production of this component. A negative outcome of these proceedings for Berna’s supplier may have a negative impact on Berna’s production and marketing of Quinvaxem®penta and subsequently on future revenues.

Berna may not be able to obtain, renew or enforce favorable licenses and contracts.
A portion of Berna’s business involves entering into license, collaboration and other agreements with third parties relating to the development, commercialization, manufacture, marketing and distribution of Berna’s technologies and products. There can be no assurance that Berna will be able to negotiate commercially favorable licenses or other agreements necessary for the future exploitation of its technologies and products or that any of its licenses or other agreements will be successful. In addition, there can be no assurance that Berna’s collaborative partners will not pursue or develop competing technologies or products, either on their own or in collaboration with others. Berna’s license agreements are generally for a fixed term and, prior to the expiry of such term, may be terminated in certain circumstances, some of which may be beyond the control of Berna. There can be no assurance that license agreements that expire or are terminated will be renewed or replaced. Any problems affecting Berna with respect to its licenses and contracts as described above could have a material adverse effect on its business, financial condition, results of operations and prospects.

Berna may be unable to obtain regulatory approval to manufacture and market its new products and may have regulatory approval of the manufacture and marketing of its existing products revoked.
The development of product candidates in which Berna is, or may in the future be, interested is subject to strict regulatory requirements in the countries where they are to be tested, manufactured or marketed. In most countries it is necessary to obtain an approval to market a pharmaceutical or medicinal product. The grant of such an approval is subject to a detailed evaluation of data submitted by the applicant relating to the quality, safety and efficacy of the product. Many countries, including member states of the European Union, the United States and numerous countries in Asia and South America, impose extensive testing and data submission requirements and conduct rigorous technical appraisals of product candidates. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant, or require additional data before granting, an approval to market a product even though the product may have been approved by another regulatory authority. There can be no assurance that regulatory approvals will ultimately be obtained to manufacture and market any such product candidates in which Berna is, or may in the future be, interested.

Once a product is approved, the manufacture and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacture, safety, quality or efficacy of a product may result in the imposition of fines or restrictions upon the manufacture and sale of such product, including in the worst case withdrawal of the product from the market and/ or the revocation of the relevant regulatory approvals.

Any potential health risks associated with Berna’s products may lead to significant adverse regulatory and market consequences.
The possibility of product failure or adverse side effects poses a variety of risks for manufacturers of pharmaceutical and medical products. These risks may be more pronounced in the case of the prophylactic vaccines that constitute Berna’s core products than with respect to other pharmaceutical and medical products generally. Because such vaccines are administered to healthy subjects, any adverse health consequences associated with such administration may be perceived as less tolerable than side effects associated with the treatment of disease. Accordingly, there can be no assurance that even

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relatively minor potential health risks associated with Berna’s products will not give rise to adverse regulatory action, and/or negative market perception of Berna and its products, resulting in a material adverse effect on Berna’s business, financial condition, results of operations and prospects.

The sale of a particular vaccine may be adversely affected by market factors outside Berna’s control.
Sales of a particular vaccine may well be adversely affected by market factors completely outside of Berna’s control. These factors could include, but are not limited to, the introduction of new, improved vaccines and/or delivery systems, new entrants to the market and improved, more cost efficient methods of producing vaccines. The production of a vaccine involves a number of biological processes which make the production process for a vaccine more risky than that of a conventional pharmaceutical product. It is not uncommon for deviations from specification to occur during the process which may lead to the final product not conforming to the quality specification and, therefore unable to be sold on the market. This will result in lost sales revenue as well as significant materials write-off. There are many publicized examples of vaccine shortages and the implications where a manufacturer has experienced such issues.

Berna’s products may fail at any stage of development or after introduction.
There are inherent risks in the business of biotechnological development and production in connection with the development of vaccines. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process, and there is a significant risk of failure at each stage of the process should issues arise with respect to the efficacy or safety of a product. In particular, pre-clinical and early clinical studies cannot ensure efficacy for humans, and human studies are thus required for vaccine development. Such studies may, however, fail to prove the efficacy of the product candidates and are at constant risk of suspension for posing unreasonable health risks. There can be no assurance that any product candidate in Berna’s pipeline will either reach or successfully complete the clinical research process.

Berna has five products in development that have already finished or are currently in phase III of clinical development. Although products that have reached this late stage of development offer a reasonably high probability of success relative to earlier stage products, the chances of failure remain significant and Berna has had products fail at this stage of development in the past. Any or all of Berna’s current late-stage products could fail to be proved sufficiently safe or effective to be brought to market or could fail to receive necessary regulatory approvals. Such failures could have a material adverse effect on Berna’s business and prospects.

Even if the products currently in late-stage development are introduced, there can be no assurance that a market for such products will develop or be sustained. If a market does develop, there can be no assurance that Berna’s existing facilities and resources will be sufficient to meet demand. Accordingly, there can be no assurance that Berna will realize any potential benefits that may be associated with its late-stage development product portfolio.

Berna relies on a limited number of third-party suppliers for the supply of crucial materials for the production of its products.
Berna relies on third-party supplies (from, inter alia, CSL, Chiron and Bio Farma) for the supply of crucial materials for the production of some of its marketed products or those under development. This includes starting materials as well as antigens present in the final product. This includes, but is not limited to, the supply of A-Singapore flu antigen for the production of the currently marketed hepatitis A vaccine Epaxal®, flu antigen for the production of the currently marketed flu vaccine Inflexal®V, DiTePHiB antigen for the pentavalent vaccine currently in Phase III clinical development and DTP antigen for the tetravalent vaccine currently in Phase III clinical development. Any interruption or termination of such supply relationship may have materially adverse effects on Berna’s ability to produce and supply these products as well as on its ability to launch new products in development and thus on Berna’s overall results.

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Berna is exposed to product liability claims.
Berna’s business entails a potential risk of substantial liability for damages in the event of product failure or adverse side-effects. For the reasons noted above, this risk may be more pronounced in the case of the prophylactic vaccines which constitute Berna’s core products than with respect to other pharmaceutical and medicinal products generally. Berna maintains product liability insurance in respect of all marketed products. However, there can be no assurance that insurance obtained by Berna will be adequate to protect against any or all potential claims or losses.

Berna is dependent on certain key personnel and its ability to attract and retain highly skilled personnel.
The success of Berna depends, to a significant extent, on the efforts and expertise of key members of Berna’s management team and key scientific staff. Berna would have no immediate replacement for any of these individuals should any of them leave Berna. In addition, Berna requires the services of a large number of highly skilled employees, with particular educational backgrounds, training and experience. There is intense competition for such personnel in the fields in which Berna operates. As a result, Berna may not be able to recruit and retain the qualified personnel on whom its future success depends. The loss of any key personnel and/or the inability to attract and retain highly skilled personnel on acceptable terms could thus have a material adverse effect on Berna’s business, financial condition, results of operations and prospects.

Berna’s results fluctuate as a result of seasonality in its business.
Berna’s influenza vaccine, Inflexal®V, accounts for more than 20% of net sales from its core vaccines business, and Berna’s results thus depend to a significant extent on sales of Inflexal®V. The market for flu vaccines is extremely seasonal. There is a narrow window of time for production, regulatory approval and marketing of flu vaccines. Possible delays in stock availability or marketing of the vaccines could have a significant effect on Berna relative to its competitors, since a majority of the distribution and sales occurs during only a few weeks in the autumn of every year. Potential delays in any step of the regulatory approval, production and marketing process could therefore result in a significant sales reduction for Berna and negatively impact Berna’s earnings and financial position. In addition, the antigen necessary to produce influenza vaccine is in limited supply, and Berna generally relies on a single source for its supply of this antigen. Any interruption or delay in Berna’s antigen supply could have a materially adverse effect on Berna’s sales of Inflexal®V, and thus on its overall results.

Factors which are material for the purpose of assessing the market risks associated with the Ordinary Shares
The anti-takeover provisions in our articles of association and the laws of The Netherlands may prevent a change in control that may be in the best interests of our shareholders.
Our articles of association and the laws of The Netherlands may have anti-takeover effects. Among other things, our articles of association provide that the Crucell Supervisory Board may make binding nominations for the election of its members, and only a shareholders’ resolution approved by an absolute majority of the votes cast, representing more than one-third of our outstanding shares, can set the nominations aside. Furthermore, we may issue Preference Shares to a foundation under Dutch law, ‘‘Stichting Preferente Aandelen Crucell’’, or the Preferred Foundation, giving it preferred dividend rights and reducing the percentage of voting rights in the total number of votes to be cast by the holders of the other classes of shares. The chairman of our Crucell Supervisory Board, Pieter Strijkert, our chief executive officer, Ronald H.P. Brus and four independent members comprise the board of the Preferred Foundation. These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interest of the Crucell Shareholders or offer them the opportunity to sell their Ordinary Shares or ADSs at a premium over the market price. See ‘‘Description of Crucell’s share capital, corporate structure’’ for additional information regarding the Preference Shares and our articles of association.

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The Crucell Shareholders may have difficulty protecting their rights as a shareholder and in enforcing civil liabilities because we are a Dutch limited liability company.
Dutch law and our articles of association govern issues regarding the legal organization, internal constitution, corporate authority and the liability of members of the Crucell Board and the Crucell Supervisory Board. Our offices and all of our assets are located outside the United States. In addition, a majority of the members of our Crucell Supervisory Board, all of the members of our Crucell Board and management team are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. It may also be difficult to enforce a U.S. court judgment against them in a U.S. court or in a Dutch court or to enforce a Dutch court’s judgment against them in a U.S. court. This can include actions under the U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws.

Our Ordinary Shares and ADSs may have a highly volatile trading price. You may not be able to resell your Ordinary Shares or ADSs at or above the price you pay for them, the ADSs may vary in value, and our share price may render us vulnerable to a takeover bid.
Our Ordinary Shares are listed on Euronext Amsterdam’s Eurolist by Euronext, also called the Amsterdam Stock Exchange. Our ADSs are quoted on the Nasdaq National Market. An active trading market for our Ordinary Shares or ADSs may not continue to develop or be sustained. The ADSs’ low closing price during 2002], 2003, 2004 and 2005 (up to December 1) has been US$2.50, US$3.81, US$6.38 and US$12.30 respectively. The trading prices of Ordinary Shares of biotechnology companies in general have experienced significant volatility in the past and are likely to continue to be volatile. Moreover, our share price and relatively high reserves of cash may indicate that we are vulnerable to an unsolicited takeover bid, as analysts have predicted a wave of mergers in the biotechnology industry involving companies that some investors may consider undervalued. In addition, any negative change in the public’s perception of the prospects of biotechnology companies could depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may affect the trading price of our Ordinary Shares and ADSs, regardless of our performance.

The Ordinary Shares may not be a suitable investment for all investors.
Each potential investor in the Ordinary Shares must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(a)	have sufficient knowledge and experience to make a meaningful evaluation of the Ordinary Shares, the merits and risks of investing in the Ordinary Shares and the information contained or incorporated by reference in this Shareholders’ Circular;

(b)	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Ordinary Shares and the impact the Ordinary Shares will have on its overall investment portfolio;

(c)	have sufficient financial resources and liquidity to bear all of the risks of an investment in the Ordinary Shares;

(d)	understand thoroughly the terms of the Ordinary Shares and be familiar with the behavior of any relevant indices and financial markets; and

(e)	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

US and other non-Dutch holders of the Ordinary Shares may not be able to exercise pre-emption rights.

In the event of an increase in our share capital, holders of the Ordinary Shares are generally entitled to certain pre-emption rights unless these rights are excluded by a resolution of the general meeting of shareholders or of the Crucell Board, if so designated by the general

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meeting of shareholders or pursuant to our articles of association. See ‘‘Description of Crucell’s share capital, corporate structure’’.

In particular, US holders of the Ordinary Shares may not be able to exercise pre-emption rights unless a registration statement under the Securities Act is declared effective with respect to the shares issuable upon exercise of such rights or an exemption from the registration requirements is available. We intend to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits and costs to us of enabling the exercise by US holders of their preemption rights for the Ordinary Shares and any other factors considered appropriate at the time, and then make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed or that any exemption from registration would be available to enable the exercise of a US holder’s pre-emption rights.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding the Ordinary Shares adversely, the Ordinary Share price and trading volume could decline.
The trading market for the Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry downgrade the Ordinary Shares, the market price of the Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of the Ordinary Shares or trading volume to decline.

Risk related to IFRS
Accounting policies under IFRS have not been determined finally and will only be finalized when the financial statements for the year ended December 31, 2005 are prepared.
Due to our reporting under IFRS, movements in results and equity may become more volatile compared to US GAAP. The full effect of reporting under IFRS is dependent on many factors, including changes to and interpretations of current standards, new IFRS standards being adopted by the IASB (which might or might not be endorsed by the European Commission), and therefore cannot be determined with certainty until management determines the final accounting policies that will be applied in the financial statements for the year ended December 31, 2005. Accordingly, all IFRS figures as included in this Shareholders’ Circular are unaudited and subject to change, and may be adjusted on finalization of our financial statements for the year ended December 31, 2005.

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BUSINESS OF CRUCELL

History and development of Crucell
We are a limited liability company incorporated in The Netherlands with the legal and commercial name, Crucell N.V., registered under number 28087740. We were incorporated on October 9, 2000, as the holding company for Crucell Holland B.V., formerly called IntroGene B.V., following the combination of IntroGene B.V. and U-BiSys B.V. Our principal executive office is located at Archimedesweg 4, 2333 CN Leiden, The Netherlands and our telephone number is +31 (0)71 524 8701. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Crucell’s three subsidiaries, Crucell Holland B.V., U-BiSys B.V. and ChromaGenics B.V., are wholly-owned by Crucell and are all limited liability companies incorporated in The Netherlands.

Business overview
We are a biotechnology company developing vaccines and antibodies against infectious diseases. Our product development programs comprise vaccines against influenza, West Nile virus, Ebola, malaria, and tuberculosis as well as antibody products against rabies. Our programs are in various stages of pre-clinical development. We may choose to alter or expand our pipeline to include products that, in some instances, we may co-develop and market through collaborations or strategic alliances with third parties to share risks and costs. We also expect to continue licensing our core technologies to companies in our industry.

We generate revenues from the licensing of our proprietary technologies to pharmaceutical and biotechnology companies, from grants and government subsidies obtained to support the development of our technologies and potential products, and from service fees earned under development contracts with our partners. Neither our licensees nor we currently market any human products based on our technologies. We intend to add revenues in the future from initial license fees, license maintenance fees and milestone and royalty payments from products that our licensees develop using our technologies. In addition, we expect our product development efforts to yield product revenues in the future. Our primary geographic markets are the United States and Europe.

The proprietary technologies which we use in making our own products, and license to other companies, may overcome the safety, efficacy, yield, and/or scalability limitations inherent in many currently available products, emerging products and manufacturing processes and technologies.

Our three core technologies are as follows:

PER.C6 technology. Our PER.C6 technology encompasses a human cell line production system that our licensees and we use to develop biopharmaceutical products. The PER.C6 technology is currently being applied in four areas for the research, development and/or manufacture of:

(a)	vaccines;

(b)	antibodies and other therapeutic proteins;

(c)	gene therapy products; and

(d)	functional genomics, which is the study of how individual genes function.

AdVac technology. Our AdVac technology is a recombinant vector technology that we use to develop novel adenoviral-based products. The AdVac technology is being developed to:

(a) improve upon existing vectors for vaccines and gene therapy; and

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(b)	overcome the problems related to the presence of pre-existing immunity in target populations against the vector, which will potentially allow for more efficacious vaccines.

MAbstract phage antibody-display technology. Our phage antibody-display technology, which we use to display antibody fragments on the surface of a bacteria-infecting virus called a phage, can be used in the following ways:

(a)	to discover disease-associated molecules, which are molecules appearing on the surface of pathogens such as viruses, bacteria and parasites, or on diseased tissue; and

(b)	to develop human antibodies, which are antibodies that are derived from human DNA, as therapeutics against infectious disease, or in other disease areas.

In addition, we acquired the STAR technology in 2004 through our purchase of

ChromaGenics B.V., a privately held biotechnology company based in Amsterdam. STAR technology is a gene expression technology based on epigenetic control mechanisms that block repression of gene expression. It has a potentially broad application for production of proteins on mammalian cell lines such as our PER.C6 human cell technology and the widely used Chinese hamster ovary (CHO) cell line. In connection with the purchase, we also entered into a contingent payment agreement that could result in an additional payment of € 7,000,000 upon our receipt of revenues generated from the STAR technology and royalties. In an evaluation program, Medarex and Genentech are currently investigating whether STAR technology can increase production yields.

Industry/scientific overview
Manufacturing systems for biopharmaceutical products
Biopharmaceutical products are therapeutics produced by means of biological production systems. Modified bacteria and yeast initially were used to produce the first generation of human biopharmaceutical products. The first available human cell-based production systems employed human cells that spontaneously acquired the ability to divide indefinitely. These include the MRC-5 and WI-38 cell lines, which were both divided from human lung tissue. These cell lines have been successfully used to produce a number of human vaccines (rubella, mumps, measles, rabies and hepatitis A). More recent and better defined human cell lines were created by extracting a small and well defined part of the genome (E1) from the adenovirus type 5 and inserting this into healthy primary human cells where it subsequently causes stable, indefinite cell growth. The immortalized cell and its progeny are called a ‘‘cell line.’’ A number of examples of cell lines that were made by E1 immortalization, like 293, 911, N52.E6 and the PER.C6 cell line.

Vaccines
Vaccines are designed to protect people against potentially life-threatening diseases, including those caused by parasites, viruses and bacteria.

Scientific progress in vaccines. Vaccines have contributed significantly to the improvement of global public health in the twentieth century. Smallpox was eradicated through the use of vaccines, and polio is well on its way to eradication. Significant developments include the introduction of combination vaccines and the development of new vaccine technologies that may advance vaccine development. Today, research is underway to develop efficacious and safe vaccines against viruses such as HIV; against parasites causing malaria; against bacteria such as those causing tuberculosis and also against inherited or acquired diseases such as cancer.

Vaccine formats. A variety of vaccine formats are in use today and others are evolving through ongoing research and development efforts. Some of the most common vaccine formats include live-attenuated virus vaccines, inactivated whole-killed virus vaccines, subunit vaccines, DNA vaccines, recombinant vector-based vaccines, synthetic vaccines and peptide-based vaccines.

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Vaccine technology development. A large variety of vaccine technologies are under development in an attempt to improve safety and overall vaccine efficacy. The key objectives of current vaccine technology research and development are to make safer vaccines without compromising efficacy, to generate new vaccines with stronger and broader immunogenicity, to make vaccines using more efficient manufacturing processes and to make vaccines easier to administer.

Antibodies
Antibodies are proteins made naturally by cells of the body’s immune system. They function as one of the body’s principal defense mechanisms against pathogens, which are disease-causing agents such as parasites, viruses or bacteria. Antibodies recognize and bind to invading pathogens, ultimately eliminating them. Thus, antibodies play a crucial role in protecting humans against disease. Because of their binding characteristics, antibodies can distinguish subtle cell differences between healthy and diseased cells. Antibodies are used to develop therapeutic products that can trigger the death of a target cell, such as a cancer cell, or bind to and block a key interaction of a disease-related cell, such as an inflammatory cell, to develop therapeutic products that block infectious agents; bind and neutralize toxic products; as tools in scientific research such as genomics and proteomics; and to develop diagnostic products to detect viruses or bacteria.

Scientific progress in antibodies. Methods for generating monoclonal antibodies have evolved considerably over the last 25 years. The technology originally involved immunizing mice with a target molecule and isolating relevant antibody-producing cells from the mice. Because monoclonal antibodies of rodent origin are recognized as foreign proteins and are rapidly eliminated when applied in humans, methods were developed to produce therapeutic antibodies that are of human origin. These antibodies can be developed either using transgenic mice or by means of phage antibody-display technology. Transgenic mice are genetically engineered mice that carry human antibody genes. This allows the immune systems of mice to generate human antibodies in response to any administered antigenic material. Phage antibody-display technology is the technology whereby human antibody genes are cloned into bacteriophages, which are viruses that only infect bacteria. Phages displaying antibody fragments that attach to specific molecules can be selected, enabling isolation of antibodies against targets and/or enabling the identification of target molecules. Phage antibody-display libraries are large collections of antibody-phages for use in identifying the targets and related antibodies.

Recombinant therapeutic proteins
Proteins are main constituents of the human body. They consist of amino acid peptide chains folded in a specific conformation, and often contain a number of so-called post-translational modifications, which include glycosylation, sulphation, phosphorylation, gamma-carboxylation, and other. Since the 1950s, proteins have been increasingly used as therapeutic drugs, for example in diseases caused by a deficiency of certain proteins. In 2004, the total market size of therapeutic proteins was over US$40 billion. Hematology, endocrinology and oncology are the main disease areas in which therapeutic proteins are applied.

Scientific progress in recombinant therapeutic proteins. Initially therapeutic proteins were isolated from natural sources such as blood, urine and tissues from humans, or in some instances from animals. Clinical experience with these proteins in the 1960s, and afterwards, revealed a significant risk of transmission of infectious pathogens, in particularly viruses, from the source material to the recipient. Hence, production of proteins in vitro was investigated. Since the 1970s, developments in molecular biology made it possible to produce proteins in the laboratory. In addition, transgenic animals were developed that secrete the protein of interest in milk. Nowadays there are a number of production platforms for non-mammalian cells such as yeast, as well as mammalian cells. Mammalian cell-based protein production systems mostly use non-human cell lines such as CHO, BHK and others. The type of post-translational modifications carried out by the platform is often determined by the cell-type used. Current state of the art is that recombinant proteins should be produced by cell lines in culture media that are completely devoid of human serum components.

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Crucell core technologies: PER.C6 technology
Overview
Our PER.C6 technology provides a manufacturing system that consists of a human cell line, which can be used to produce a variety of biopharmaceutical products. We developed the PER.C6 technology from a single source of healthy, human retina cells. To obtain our PER.C6 cell line, we have inserted an exactly defined fragment of the E1 region of the genome of the adenovirus type 5 into a healthy human retina cell so that the cell can grow indefinitely. The PER.C6 cell line has been successfully adapted to grow without the need for serum components or materials that allow cell attachment (microcarriers) and demonstrates excellent cell densities in bioreactors. These features of our cell line are important to produce safe biopharmaceutical products in sufficient quantities.

There are four areas in which our PER.C6 technology is currently being applied:

Vaccine production. PER.C6 technology can be used as a production system for developing and manufacturing both classical and recombinant vaccines.

For classical vaccine production, PER.C6 cells are infected with the virus against which the vaccine is meant to protect. The virus is subsequently multiplied on PER.C6 cells to high virus titer, yielding a potent starting material that can be processed and purified to produce a final formulation of a whole-killed, split or subunit vaccine.

For recombinant vaccine production, the PER.C6 technology produces delivery agents called adenoviral vectors. These vectors have been made replication incompetent and thus are only capable of delivering into the human body a portion of DNA encoding for a protein from the pathogen against which the vaccine is meant to protect. The DNA inserted into the vector can be derived from a virus, a parasite or even bacteria, providing a versatile vaccine vector platform.

Protein production. PER.C6 technology can be used as a production system for developing and manufacturing both antibodies and other proteins. For both antibody and protein production DNA encoding for a particular protein of interest is inserted into PER.C6 cells. These modified PER.C6 cells will secrete the desired antibody or protein.

Gene therapy. The primary function of PER.C6 technology in the field of gene therapy is the production of adenoviral vectors—a gene delivery mechanism based on a common human virus—that carries therapeutic genes and facilitates the delivery of the gene into the cells. Since the PER.C6 cell line is the only available cell line that does not allow any formation of classical replication competent adenoviruses during the production of replication deficient vectors, the cell line may be applied across the entire adenovirus gene therapy field.

Functional genomics. Our PER.C6 technology can be used to produce libraries of adenoviruses into which individual human genes can be inserted to perform studies of gene functions. The adenovirus libraries carry many genes with unknown functions, which can be used to determine the function of individual genes in a disease process. We believe that PER.C6 technology, therefore, represents a key analytical tool in the discovery of new genes and their role in biological pathways and human disease. Galapagos N.V., a functional genomics company in which we hold a 9.8% ownership share, executes these activities exclusively using our PER.C6 technology. Please refer to ‘‘—Other collaborations and agreements—Galapagos N.V.’’ for additional information about this company.

Key features and advantages
We believe that our PER.C6 technology has the following key advantages over alternative manufacturing systems:

High yields. PER.C6 technology potentially offers a system for high yield, large-scale biopharmaceutical product production. PER.C6 can be cultured at high densities and engineered to produce large quantities of biopharmaceuticals and may reduce production expense.

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Scalability in serum-free conditions. PER.C6 cells can be cultured in a serum-free medium, without micro-carriers, using a variety of scaling systems, including bioreactors. This simplifies the expansion from laboratory- to industrial-scale production, potentially leading to the production of cost-efficient biopharmaceuticals in large quantities. The use of a serum-free medium also offers the potential to significantly improve the purification of biopharmaceuticals produced using our PER.C6 technology and may facilitate regulatory approval.

Biologics Master File at the FDA. We have filed a Cell Substrate Biologics Master File (BMF) with the U.S. Food and Drug Administration (FDA) describing our PER.C6 technology, including its establishment, development and potential use in production processes. The FDA will only evaluate the PER.C6 technology in the context of (investigational) new drug applications. We believe that the information in our BMF will facilitate the FDA’s appraisal of any biopharmaceutical product that our licensees or we produce using the PER.C6 technology.

Broad industry endorsement. The PER.C6 technology can now claim to have achieved a broad endorsement within the industry, with more than 35 licensees. For a list of licensees, see ‘‘—Licensing and collaboration’’.

Human-based. We believe that antibody and other protein products based on the human-based PER.C6 technology will demonstrate enhanced biological properties, rendering them potentially more efficacious. In addition, PER.C6 technology efficiently supports the growth of certain human viruses for vaccine development.

Crucell core technologies: AdVac technology
Overview
We use our AdVac technology, in combination with our PER.C6 production technology, to develop recombinant vaccines.

While no adenovirus-based recombinant vaccines are currently licensed for human use, the scientific community is testing the ability of these vaccines to counter viruses (HIV and Ebola), parasites (malaria) and bacteria (TB), to name a few. Recombinant vaccines are necessary for these diseases since inactivated whole virus vaccine approaches are either ineffective against these particular pathogens, or are too difficult or dangerous to produce. Within the field of vaccination and gene therapy, adenovirus serotype 5 (Ad5) is the most commonly used vector.

The portion of the human population that has been exposed to Ad5 is high, and early clinical trial data demonstrates a clear correlation between the level of pre-existing immunity against Ad5 and the frequency of non-response against Ad5-based vaccines. Moreover, immunity and resistance to Ad5 has been proven to vary from person-to-person, creating difficulties with respect to vaccine dosing issues.

We designed the AdVac technology to manage the problem of pre-existing immunity in humans against the recombinant adenovirus serotype 5 (rAd5) vaccine vector, without compromising large-scale production capabilities or the immunogenic properties of rAd5. AdVac technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35 and Ad11. The technology supports the practice of inserting DNA coding for pathogen—derived proteins into a vector. AdVac technology may also be used to develop gene therapy products.

Key features and advantages
We believe our AdVac technology has the following key advantages over the commonly used vector system:

Safety and efficacy. Because AdVac technology is based on adenovirus vectors not commonly found in the human population, pre-existing immunity to the vector is rare. This may allow for lower dosage schedules.

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Scale and manufacturing. The cell cultures that complement AdVac technology are based on PER.C6 technology, and we expect AdVac technology to help make large-scale manufacturing of recombinant vaccines possible. We believe that the biopharmaceutical industry requires this capability to meet the global demand for vaccines required to eradicate existing and emerging infectious diseases.

Crucell core technologies: MAbstract technology
Overview
Our MAbstract technology can be applied for the discovery of novel drug targets and the identification of human antibodies against those drug targets. The MAbstract technology employs a bacteria-infecting virus called a bacteriophage, or phage, which expresses part of a human antibody on its surface. The technology employs a library of phages that carry many different human antibodies. To identify and subsequently isolate relevant antibodies, the library is contacted with pathogens, or cells suspected of carrying the drug target, or if the target is already known in advance, the library may be contacted with the target directly. Subsequently, phage antibodies binding to the diseased cells or the known target are separated from phage-antibodies that do not bind at all, or bind to healthy cells added to subtract irrelevant phage-antibodies present in the library. Since irrelevant phage-antibodies for the target in question are often present in great abundance, the subtraction step aids in enriching the phage-antibody population for potentially relevant, selectively binding phage antibodies.

Once such phage antibodies have been isolated, they can either be used to subsequently identify the target or a specific binding place on the target (referred to as epitope), or be used to subsequently isolate the DNA coding for the binding part of the antibody. This part may genetically be combined with other parts of the antibody that have no function in binding but have assessory functions in the human immune system. Thus, different formats of antibodies with different modes of action or functions can be made, but with the same specificity for the target.

We use our MAbstract technology to identify antibodies reactive with whole pathogens, or antibodies against protein elements from pathogens, or antibodies directed against targets already known to be associated with disease. In addition MAbstract can be used to identify targets or epitopes on disease-causing agents that were previously unknown and may make suitable candidates for antibody-based diagnosis, prevention or therapy of the associated disease.

Key features and advantages
MAbstract employs a human-based antibody-display technology. We believe that MAbstract allows for the discovery of therapeutic antibodies with several potential advantages over current technologies using transgenic mice. These advantages include the following:

Subtraction method of selection. MAbstract technology selects antibodies for possible therapeutic use and discovers novel drug targets using whole cells, tissues or infectious agents. The subtraction method of selection is not available when generating human antibodies in transgenic mice.

No inherent limitation on antibody specificity. MAbstract technology does not have the inherent limitation on antibody specificity that is seen in transgenic mice.

Production using PER.C6 technology. MAbstract technology has been used to isolate antibodies for numerous disease applications. Selected antibody specificities can be directly reformatted into antibodies for production using PER.C6 technology.

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   Licensing and collaborations
   Licensees and partners
   Our current licensees and partners are as follows:

Vaccines
Development
Partner/Licensee	Starting date	Technology	Disease target	stage

Aeras Global TB Vaccine	Mar. 2004	PER.C6 and	Tuberculosis	Pre-clinical
Foundation		AdVac

Chiron Corp.	Dec. 2004	PER.C6	Alphavirus	Pre-clinical
vectors

Harvard School of	Sept. 2005	AdVac	HIV	Pre-clinical
Medicine

Harvard School of	Oct. 2002	PER.C6 and	SIV	Pre-clinical
Medicine		AdVac

International AIDS	Sep. 2004	AdVac	HIV	Pre-clinical
Vaccine Initiative (IAVI)

Kimron Veterinary	Jul. 2003	PER.C6	West Nile	Market
Institute			virus—	authorization
			Veterinary	in Israel
vaccine (avian)

Merck & Co. Inc.	Oct. 2000	PER.C6	Hepatitis C	Pre-clinical

Merck & Co. Inc.	Oct. 2000	PER.C6	HIV	Phase II

Naval Medical Research	Aug. 2005	PER.C6 and	Anthrax and	Pre-clinical
Center (US Navy)		AdVac	Plague

National Institutes of	Mar. 2002	PER.C6 and	Ebola, Lassa	Pre-clinical
Health (NIH)		AdVac	and Marburg

National Institutes of	Mar. 2004	PER.C6 and	Malaria	Pre-clinical
Health (NIH)		AdVac

sanofi pasteur	Dec. 2003	PER.C6	Influenza	Pre-clinical

Singvax	Mar. 2005	PER.C6	Japanese	Pre-clinical
Encephalitis

Tibotec	Nov. 2005	PER.C6	Respiratory	Pre-clinical
viruses

Vakzine Project	Dec. 2005	PER.C6	Undisclosed	Pre-clinical
Management

Vaxin, Inc.	Sep. 2004	PER.C6	Respiratory	Pre-clinical
viruses

Walter Reed Army	Mar. 2003	PER.C6 and	Malaria	Pre-clinical
Institute of Research &		AdVac
GlaxoSmithKline
Biologicals

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Antibodies and therapeutic proteins

Development
Partner/Licensee	Starting date	Technology	Disease target	stage

Applied Molecular	Oct. 2002	PER.C6	Portfolio	Phase I
Evolution, Inc. (Lilly)			antibodies

Biogen Idec, Inc.	Dec. 2003	PER.C6	Undisclosed	Pre-clinical

Centocor Inc. (Johnson &	Dec. 2002	PER.C6	Portfolio	Pre-clinical
Johnson)			antibodies

Chiron Corp.	Jun. 2004	PER.C6	Portfolio	Pre-clinical
antibodies

Chiron Corp.	Aug. 2005	PER.C6	Hepatitis C	Phase I

Ferring Pharmaceuticals	May 2005	PER.C6	Womens	Pre-clinical
health

Genentech	Feb. 2004	STAR	—	Evaluation

Innogenetics	Jan. 2002	PER.C6	Portfolio	Pre-clinical
antibodies

IQ Corporation	Oct. 2005	PER.C6	Portfolio	Pre-clinical
antibodies

JCR Pharmaceuticals Co.	Mar. 2005	PER.C6	Undisclosed	Pre-clinical
Ltd			proteins

Medarex	May 2005	STAR	—	Evaluation

Micromet AG	Nov. 2004	PER.C6	Portfolio	Pre-clinical
antibodies

Millipore Corp.	Mar. 2003	PER.C6	Undisclosed	Pre-clinical

Mitsubishi Pharma	Mar. 2005	PER.C6	Undisclosed	Pre-clinical
Corporation			proteins

MorphoSys AG	Sep. 2004	PER.C6	Portfolio	Pre-clinical
antibodies

PanGenetics	Jun. 2004	PER.C6	Portfolio	Pre-clinical
antibodies

Roche	Jan. 2005	PER.C6	Undisclosed	Pre-clinical
proteins

Symphogen	April 2005	PER.C6	Symphobodies	Pre-clinical

Synergenics/Synco	Aug. 2004	PER.C6	Portfolio	Pre-clinical
Biopartners Investments			antibodies
B.V.

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Gene therapy
Development
Partner/Licensee	Starting date	Technology	Disease target	stage

Edwards Life Sciences	Nov. 2004	PER.C6	Portfolio	Pre-clinical
Corp.

EMD Lexigen	Dec. 2001	PER.C6	Portfolio	Pre-clinical
Pharmaceuticals Corp.
(Merck KgaA)

Eurogene Ltd (Ark	Nov. 2000	PER.C6	Portfolio	Pre-clinical
Therapeutics)

GenVec Inc.	Jul. 2002	PER.C6	Cardiovascular	Phase II

GlaxoSmithKline Ltd.	Feb. 1999	PER.C6	Portfolio	Pre-clinical

Merck & Co., Inc.	Nov. 1998	PER.C6	Portfolio	Pre-clinical

NeoTropix	Mar. 2004	PER.C6	Oncology	Pre-clinical

Selective Genetics Inc.	Jun. 2001	PER.C6	Portfolio	Phase I/II

Transgene SA	Apr. 2001	PER.C6	Portfolio	Phase I/II

Vascular Biogenics Ltd	Mar. 2005	PER.C6	Portfolio	Pre-clinical

Wyeth	Jul. 2004	PER.C6	Non-disclosed	Pre-clinical

Alliances with contract manufacturers and services providers for production

Partner/Licensee	Starting date	Technology	Area

Cambrex	Aug. 2004	PER.C6	Medium development

DSM Biologics	Dec. 2002	PER.C6	Therapeutic proteins
(including antibodies)

Gene Medicine Japan, Inc.	Oct. 2003	PER.C6	Recombinant vaccines &
gene thera py products
(Asia)

Hyclone, Inc.	Dec. 2003	PER.C6	Medium development

Invitrogen Corp.	Jun. 2003	PER.C6	Medium development

JRH Biosciences Inc.	May 2004	PER.C6	Medium development

Molecular Medicine	Dec. 2001	PER.C6	Recombinant vaccines &
BioServices, Inc.			gene therapy products
(USA)

Sigma-Aldrich Corp.	Dec. 2003	PER.C6	Medium development

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Functional genomics

Partner/Licensee	Starting date	Technology	Area

Galapagos N.V.	Jun. 1999	PER.C6	Genomics

License agreement structure and payments
Our customers can elect to take a license for development and commercialization or a license for research only. In addition, we have issued exclusive licenses to certain licensees. Our research licenses granted in the areas of antibodies and gene therapy typically cover the entire portfolio of antibodies and genes, respectively, that the customer may wish to use in the future. The general payment structure under the terms of our commercial licenses is as follows:

(a)	one-time issuance fee: we usually charge our licensees a one-time issuance fee, the amount of which is determined by the nature of the licenses, e.g., whether the license is for commercial development or research use, whether the license is exclusive or non-exclusive, and the area of use of the license.

(b)	license maintenance: our licensees usually pay annual fixed payments to maintain their licenses. The license maintenance fee is paid annually and generally offset against any royalty payments accruing from the time of initial commercial sales.

(c)	milestone payments: certain licenses provide for additional fees to be paid if the applicable licensee achieves certain agreed upon targets, or milestones. Milestone payments are typically not offset against future royalty payments.

(d)	royalty payments: with the exception of a limited number of licenses (including Transgene SA, MedImmune, Millipore and Galapagos N.V.), and the majority of the contract manufacturers and service providers, we will receive a percentage of the value of any net sales that the licensee may generate related to the eventual product. Royalty payments are typically only payable once they exceed the license maintenance fees.

Our license agreements generally do not contain stacking provisions, meaning that royalty payments are not reduced in the event that total payments by the licensee to all licensors go above a certain percentage. We have received minor royalty payments from one licensee, Molecular Medicine BioServices, Inc., a contract manufacturing organization that licensed our PER.C6 technology to offer manufacturing of recombinant vaccines and gene therapy products.

(e)	service fees: as part of various collaboration agreements, we receive service fees for work performed under such agreements. Revenues, and related costs, associated with completed contract services are recognized when the service is completed and the collectibility of the receivable is deemed probable. Revenues associated with time and material service contracts are recognized when costs are incurred and the collectibility of the receivable is deemed probable.

Research licenses provide for lower issuance and license maintenance fees and do not provide for royalty payments. Generally our research licenses provide that the license may be converted into a commercial license, and furthermore typically do not allow (late) clinical development and commercial distribution of any product using the licensed technology.

Our commercial license agreements generally provide that the applicable commercial license will expire after the expiration of the last applicable patent or 10 to 15 years after the first commercial sale of a product developed under the agreement with that licensee. Our research licenses generally expire two to five years after their effective date. Most of our licenses may be terminated on 90 days’ notice from the licensee. Under our license agreements, because the technology that we transfer is fully developed, we are not required to deliver any updated technology to any of our licensees, though we update our know-how with respect to our technology from time-to-time through Biologics Master Files to which our licensees have access.

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We have issued certain licenses to licensees on an exclusive basis. These licenses generally state that we will not provide the licensed technology to a party other than the exclusive licensee for use in the area covered by the exclusive license. These licenses also generally provide for higher payments. For example, our agreement entered in December 2003 with Aventis Pasteur (now sanofi pasteur) for the development and commercialization of PER.C6-based influenza vaccines includes provision for milestone payments, annual payments and research and development funding, as well as high single- up to double-digit royalties on future PER.C6-based influenza vaccine sales. The agreement also includes financial diligence provisions designed to encourage sanofi pasteur to obtain successful regulatory approval in the United States (FDA registration and approval) and Europe (EMEA registration and approval) for the PER.C6-based influenza vaccine as promptly as possible. In 2004, we granted an exclusive license to the International AIDS Vaccine Initiative (IAVI) for the development of an AIDS vaccine based on our AdVac technology. Other exclusive licenses include our agreements with DSM Biologics for the licensing of PER.C6 technology for proteins and antibodies, and for contract manufacturing of recombinant proteins and monoclonal antibodies under PER.C6 licenses, Merck & Co. for a PER.C6-cell produced HIV/ AIDS vaccine and HCV vaccine, which latter license is co-exclusive, and Ferring for certain female health proteins. An extension to our agreement with Merck relates to our PER.C6 Cell Substrate Biologics Master File (BMF), BB-MF 8453 in the U.S., and equivalents in other jurisdictions. We will work with Merck on matters relevant to maintaining the BMF, including the provision of technical assistance and guidance from Merck as appropriate. We believe that this agreement broadens our relationship with Merck and helps to ensure that our BMF will be upgraded in line with evolving regulatory guidelines.

Manufacturing service arrangements
We follow good manufacturing practice level (GMP) manufacturing services for our customers. We have built a small-scale production facility in Leiden, The Netherlands, and in 2000 we obtained the license required for the manufacture of clinical trial materials at this facility from the Dutch regulatory authorities. To date we have used the facility to manufacture clinical grade adenoviral vectors. The production facility consists of classified clean rooms suitable for manufacturing of purified bulk drug product. We continuously explore additional or alternative uses for our GMP production facility. Production and testing is done under quality assurance control. Full batch documentation is generated and reviewed for product release according to EU and U.S. regulations.

On August 27, 2005 we signed a turn-key contract for the erection of a new GMP production facility of 4,100 square meters. This new facility will be completely built as a BioSafety Level (BSL) 3 facility, in which two concurrent products can be produced, on either BSL 2 and/or BSL 3 safety level. The new GMP production facility is expected to be operational in 2007.

We have signed manufacturing service agreements with a few of our licensees and partners. Under these agreements, we have produced and may produce in the future clinical batches of adenoviral materials, antibodies, or other materials using our PER.C6 cell line for the applicable licensee. We have received and may receive in the future initial fees upon signing and subsequent payments upon delivery of the batches we produce in accordance with the specifications of the agreement.

Research and development
Overview
Our PER.C6 technology, complemented by our AdVac and MAbstract technologies, drives the development of our current product pipeline. We continue to develop our technologies while selecting product leads for further development based on careful product selection criteria that support our long-term business objectives. We currently have several potential products in various stages of pre-clinical development. We may enter into collaborative and/or strategic alliance arrangements with third parties to co-develop and market products that we may develop.

Our primary focus is the development of a range of novel vaccine and antibody products in the area of infectious diseases. We currently have five core programs in various stages of pre-clinical development, together with two early-stage discovery programs:

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PER.C6. Our core influenza (as part of our collaboration with sanofi pasteur) and West Nile virus vaccines are both being produced using our PER.C6 technology.

PER.C6 and AdVac. Our Ebola and malaria vaccines are recombinant vaccines based on PER.C6 that also use AdVac technologies. In addition to these core programs, a new collaboration with the Aeras Global TB Vaccine Foundation was announced in March 2004 for the pre-clinical and clinical development of candidate tuberculosis (TB) vaccines based on PER.C6 and AdVac.

PER.C6 and MAbstract. In 2003 our Antibody Discovery Group also turned its attention towards infectious diseases, and in 2004 the discovery of its first two human monoclonal antibody products was announced. The first, for protection against SARS, is currently on hold, while our rabies antibodies announced in November 2004 became an additional core product program.

To maintain our competitive position we continually research improvements to and potential new versions of the above mentioned core technologies. In addition to testing for additional applications of our existing PER.C6 technology, we are researching the creation of new cell lines from a variety of cell sources.

A short description of each of our potential products, and the diseases those products target, follows.

Influenza
Each year approximately 10-20% of the world’s population contracts influenza, and an estimated 250,000 to 500,000 people die annually from influenza-associated complications. As well as these annual epidemics, a major genetic shift in the influenza virus can occasionally lead to a deadly new virus strain to which the human population does not have immunity, resulting in a global pandemic. Concerns currently exist that a new avian influenza strain (H5N1) endemic among birds in Asia, and showing high pathogenicity for humans, could present a genuine pandemic threat.

Influenza vaccines are classically produced on embryonated chicken eggs. However, various challenges have led the biopharmaceutical industry and the scientific community to explore other ways of producing influenza vaccines. Currently, cell culture systems are being developed for influenza vaccine production based on African Green Monkey Kidney (VERO) cells and Madin Darby Canine Kidney (MDCK) cells. These cell systems often need to be grown on micro-carriers, which makes the production process expensive and difficult to scale. In contrast, PER.C6 cells grow well in suspension and are easily scalable, potentially permitting the production of cost-efficient vaccines in large quantities. Virus yields on VERO cells have been shown to be significantly lower than the yields grown on PER.C6 cells. PER.C6 cells can produce all influenza strains that we have tested, possessing the different receptors required for the production of both human strains and the avian strains that may present a pandemic threat.

Based on these factors, we made the decision in the second half of 2003 to go forward with our influenza vaccine product development based on an inactivated split virus vaccine concept. In this regard, influenza vaccines are well defined as a product. The safety and efficacy of such influenza virus vaccines is proven—vaccine production is the main challenge.

In December 2003, we entered into a strategic agreement with sanofi pasteur to further develop and commercialize novel influenza vaccines using our PER.C6 production technology. Sanofi pasteur is the world leader in vaccines, and has been the largest supplier of influenza vaccines for more than 50 years, providing more than 100 million doses worldwide during the 2003-04 season. Since the inception of the collaboration, production processes have been under development, with the production of a GMP master cell bank already completed. Sanofi pasteur, with Crucell as a subcontractor, was awarded a US$97 million grant in April 2005 for clinical development of PER.C6-based influenza vaccine and other related activities. Sanofi pasteur has contracted Lonza for an engineering concept study for vaccine production in 20,000 liter bioreactors. Clinical trials will start in

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2006, the pandemic vaccine second quarter of 2006 and the interpandemic vaccine in the second half of 2006.

West Nile virus
Named for the West Nile district of Uganda where the disease was discovered in 1937, West Nile virus infection can lead to mortality in humans and animals by causing a fatal form of encephalitis, or inflammation of the brain. It is estimated that 20% of the people who become infected with West Nile virus will develop West Nile fever. Persons over 50 years of age have the highest risk of developing a severe disease, such as meningitis, an inflammation of the membrane around the brain and the spinal cord, or encephalitis. Since 1999, West Nile virus has caused disease in more than 16,000 U.S. citizens, leading to 650 deaths.

Continued efforts are being made to find suitable treatments and vaccines to stop this virus. The virus may become a recurring threat in the United States. In 2003 and 2004, a number of West Nile virus cases were reported in Europe.

In June 2003, we announced our decision to develop a vaccine against the West Nile virus based on our PER.C6 technology. Our vaccine uses an inactivated whole virus concept, which is different from vaccines currently under development by our competitors. Currently there is no vaccine or antiviral therapy available to protect humans against West Nile virus.

In a separate but related program, we entered collaboration with Kimron Veterinary Institute of Israel in June 2003, granting Kimron a commercial license to our PER.C6 technology to develop a West Nile veterinary vaccine for use in geese and other birds susceptible to the virus in Israel. This veterinary vaccine achieved market authorization in Israel on June 3, 2004. Production has started for the 2005 West Nile season. Kimron intends to replace its existing West Nile veterinary vaccine, which is produced using mouse brain cells, with the PER.C6-based vaccine.

The significance to our human vaccine program is that a PER.C6-based vaccine protects against the Israel 1998 Goose strain of West Nile virus. The fact that this strain is closely related to the New York 1999 strain, which caused the West Nile outbreaks in the U.S., supported our decision to develop a West Nile vaccine for humans. Our dossier for clinical trial has been submitted in Belgium in November 2005. An agreement with The Netherlands Vaccine Institute (NVI) was announced in November 2004 for the manufacture of the vaccine at NVI’s new BSL-3 (BioSafety Level 3) plant for use in the human clinical trials.

Ebola
Ebola fever is one of the most lethal viral diseases, with a mortality ranging from 50% to 80%. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. To date, approximately 2,000 cases have been reported since the virus was first discovered in 1976. The Ebola virus belongs to the group of ‘‘hemorrhagic fever viruses’’, which also includes the highly pathogenic Marburg and Lassa viruses. Ebola virus causes a disease characterized by high fever and massive internal bleeding. Because no vaccine or therapy is presently available, Ebola virus is on the Centers for Disease Control (CDC), National Institutes of Allergy and Infectious Diseases (NIAID), and U.S. Department of Defense Category ‘‘A’’ list of bioterror agents. In 2003 the U.S. government announced that once available, an Ebola vaccine may be stockpiled as part of its preparedness for bio-terror attacks under Project BioShield, a comprehensive effort to develop and make available modern, effective drugs and vaccines to protect against attack by biological and chemical weapons. The BioShield Act was passed by Congress and signed by President Bush in July of 2004, with a total appropriation of US$5.6 billion across all programs.

Numerous attempts to vaccinate against Ebola virus using inactivated virus or protein-based vaccine modalities have failed, and developing a live attenuated vaccine is considered too dangerous. However, it has been shown that a single-dose immunization with a recombinant adenovirus (expressing Ebola virus proteins) vaccine protects monkeys against an otherwise lethal challenge with wild-type Ebola virus. Based on these results, we decided to develop an Ebola vaccine. The vaccine could provide protection from the lethal virus in the event of biological warfare.

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We have entered into a Collaborative Research and Development Agreement (CRADA) with the Vaccine Research Center (VRC) of the National Institutes of Health (NIH) in the United States to jointly develop, test and manufacture an adenovirus-based Ebola vaccine. Under the terms of the agreement, we have an option for exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. In August 2002, the CRADA was extended to cover vaccines against Marburg and Lassa infections. The recombinant vaccine will encompass the glycoproteins and the nucleoprotein of Ebola virus, but cannot replicate in humans. This method thus provides a very important safety advantage, while ensuring that a strong humoral and cellular immune response is elicited against the Ebola virus. Under a separate production contract with NIH, we are manufacturing adenovirus Ebola vaccine vectors according to current good manufacturing practice (cGMP) requirements. In March 2005 we extended the CRADA with NIH and continue to develop this vaccine and will use the Ebola vaccine results in the development of Marburg and Lassa vaccines. In addition, we obtained an exclusive license to certain NIH patents to develop and commercialize recombinant vaccines against Ebola. The patents cover valuable vaccine components, such as Ebola antigens and vectors. In addition, the license covers ‘one-shot’ emergency vaccination strategies that have proven to be effective in relevant animal models.

In experiments conducted by the VRC together with the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) during the first half of 2004, our vaccine candidate confirmed single-dose protection of monkeys against Ebola. What set the results of this trial apart from the earlier successful trial, which established a proof-of-concept, was that the vaccine in this instance was produced on PER.C6 cells. All preclinical material was produced at Crucell’s FDA-compliant production facilities in Leiden. For potential safety reasons, VRC switched for the development of the vaccine from the use of the wild type Ebola glycoprotein sequences to mutant sequences, after a single dose of this new candidate vaccine showed protection of monkeys against Ebola. It is expected to initiate clinical trials with this vaccine at the end of the second quarter of 2006.

In 2002 the FDA issued the so-called ‘‘two animal’’ or animal efficacy rule, which states that efficacy studies in man may not be required to obtain a product license for special categories of products as long as efficacy is established in two independent animal models and safety in man. Our Ebola vaccine may be a candidate for regulatory approval under this rule, and the use of the two animal rule could potentially speed up the approval process for our Ebola vaccine.

Malaria
Malaria is a life-threatening infectious disease caused by the plasmodium parasite and transmitted from person-to-person through the bite of a female Anopheles mosquito. It is one of today’s top three killers among communicable diseases. The disease currently represents one of the most prevalent infections in tropical and subtropical areas causing severe illness in 300 to 500 million individuals worldwide, and causing one to three million deaths every year. Most of these deaths occur among children and pregnant women in the developing world, especially in sub-Saharan Africa. Unfortunately, mortality associated with severe or complicated malaria still exceeds 10-30%. The widespread occurrence and elevated incidence of malaria are a consequence of discontinued malaria control programs and increasing numbers of drug-resistant parasites and insecticide-resistant parasite vectors. Other factors include environmental and climatic changes, civil disturbances and increased mobility of populations. Although the overwhelming majority of morbidity and mortality associated with malaria occur in the developing world, this disease also affects travelers.

Currently there is no commercially available vaccine to protect against malaria. Our candidate malaria vaccine is based on our AdVac technology and produced using our PER.C6 technology. In a study carried out by the Department of Medical Molecular Parasitology at New York University, the efficacy of our malaria vaccine candidate was tested in NYU’s mouse malaria model. The study showed that a single administration of a prototype AdVac vaccine, a recombinant adenovirus 35 (rAd35) vector expressing the malaria parasite-derived immunogenic circumsporozoite antigen, protects mice upon challenge with the mouse specific parasite.

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In March 2003, we entered into collaboration with the Walter Reed Army Institute of Research (WRAIR) and GlaxoSmithKline Biologicals (GSK) under a Cooperative Research and Development Agreement (CRADA). Pursuant to this agreement, we have completed work with WRAIR and GSK to evaluate our AdVac malaria vaccine candidate directed against the human malaria parasite Plasmodium falciparum. Our vaccine candidate was tested as a stand-alone vaccine and in combination with GSK’s RTS,S malaria vaccine candidate. The GSK malaria vaccine candidate RTS,S has, as a stand-alone vaccine, been shown to confer partial protection to human volunteers in both a laboratory challenge model conducted at WRAIR and under natural challenge conditions in a field study conducted in the Gambia. Phase IIb pediatric trials conducted with RTS,S in Mozambique and reported in The Lancet medical journal in October 2004 demonstrated further promising results, with the vaccine protecting some infants against infection and making the course of the disease less serious and life threatening in others.

Studies in monkeys conducted during 2004 as part of the CRADA resulted in excellent immune responses for our AdVac-based malaria vaccine. Further, in March 2004 it was announced that the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), will support the development of our candidate malaria vaccine. The agreement has an estimated value of up to US$3.5 million and covers process development of the candidate AdVac-based malaria vaccine including the production of clinical trial material and Investigational New Drug (IND) filing. The work is being done under a subcontract agreement with Science Applications International Corporation (SAIC). It is expected the vaccine will enter the clinic in the second quarter of 2006.

A further boost to the program was received at the end of 2004 with the December announcement of a grant up to a maximum of € 2 million from the Dutch Ministry of Economic Affairs in support of our malaria research and AdVac technology development. Research carried out under this grant will aim to expand the number of antigens able to be carried by an rAd35-vectored vaccine, such as our AdVac-based malaria candidate.

Tuberculosis
Mycobacterium tuberculosis (TB) represents one of the most prevalent infectious diseases throughout the world. It is estimated that 2 billion people are infected with TB, representing a third of the world’s population. Each year sees 8 million new cases and 2 million deaths as a result of the disease.

TB is spread when people who have the active form of the disease cough or sneeze and people nearby breath in these bacteria and become infected. Only 5-10% of infected but otherwise healthy people develop an active TB disease. Most people who carry the bacteria suffer no obvious symptoms and cannot pass on the disease to others during this latent phase of the infection. But if the immune system is weakened, active TB disease can occur. This occurs most in people infected with HIV/AIDS, which severely weakens the immune system.

The increased incidence of TB is a consequence of the spread of HIV/AIDS, the emergence of multi-drug resistant strains of TB and variability in protective efficacy of the only currently available vaccine, Bacillus Calmette-Gue érin (BCG). Although the BCG vaccine offers protection against the most serious forms of TB in childhood, its efficacy wanes over a period of 10-15 years after the vaccination. A need for an alternative vaccination approach has emerged in the last two decades.

In March 2004 we announced a new collaboration with the Aeras Global TB Vaccine Foundation on the pre-clinical and clinical development of candidate tuberculosis (TB) vaccines. The Crucell-Aeras TB vaccine program is focusing on improvement of BCG, using our PER.C6 and AdVac technologies. Aeras has agreed to provide us up to US$2.9 million contingent upon meeting certain development milestones, for process development and production of clinical material of TB vaccine candidates. It is expected that the vaccine will enter the clinic in 2006.

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Rabies
Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalopathy and ultimately death if medical treatment is not sought before symptoms appear. Rabies is prevalent in all the continental regions of Europe, Asia, America and Africa. Greenland and countries in Eastern Europe also have rabies in their animal populations. Globally, approximately 10 million people a year are treated after exposure to rabies. Some 40,000 to 70,000 people are thought to die of the disease each year, mainly in China and India.

Post-exposure treatment for Rabies is 100% effective and involves the use of a vaccine plus antibodies. Neither vaccine nor antibodies are effective independent of one another. Current supply and quality of rabies vaccine is sufficient, but anti-rabies antibodies (Human Rabies Immune Globulin (HRIG) and Equine Rabies Immune Globulin (ERIG)) are widely recognized as being insufficient in quality and supply, as well as posing safety concerns because they originate from human or equine serum. Market opportunities for rabies treatments are projected to grow significantly as affected countries such as India and China grow in affluence.

We have developed a human monoclonal antibody product in collaboration with two leaders in the rabies antibody field, the Thomas Jefferson University (TJU) based in Philadelphia and the U.S. Centers for Disease Control and Prevention (CDC) in Atlanta, using MAbstract and PER.C6 technology.

In experiments conducted during 2004 in collaboration with TJU and under a Collaborative Research and Development Agreement (CRADA) with the CDC, the antibody product demonstrated protection in the industry standard hamster model at least equivalent to HRIG.

We are currently producing clinical trial materials and it is expected to submit a dossier to the FDA for clinical trials in the fourth quarter of 2006.

Other collaborations and agreements
Galapagos N.V.
Galapagos N.V. (‘‘Galapagos’’) is a listed discovery company focused on the rapid identification of disease-modifying drug targets through the functional screening of human disease models, and the subsequent progression of these targets into drug discovery. Founded in Belgium in 1999 as a joint venture between IntroGene (Crucell’s predecessor) and Tibotec-Virco (acquired by Jansen Pharmaceutica, a Johnson & Johnson company), it was established to put PER.C6 technology to use in the field of functional genomics. Research activities at Galapagos encompass internal programs in osteoporosis, rheumatoid arthritis, osteoarthritis and Alzheimer’s disease, as well as numerous partnerships with pharmaceutical, nutraceutical and biotechnology companies. A newly established services unit, Galadeno, provides reagents and functional screens to such companies for the rapid identification and validation of novel drug targets. Partners of Galapagos include Bayer, Boehringer Ingelheim, Celgene, Johnson & Johnson, Organon, Pfizer, Procter & Gamble, Vertex and Wyeth.

Galapagos holds an exclusive license to our PER.C6 technology for conducting activities in the field of functional genomics research. Under the license, Galapagos uses PER.C6 technology in conjunction with Tibotec’s bioinformatics technology to generate adenoviral gene libraries. Tibotec and Crucell have agreed not to compete with the activities of Galapagos, which holds the rights to the products and technology that it develops.

In May 2005, Galapagos completed an initial public offering reducing Crucell’s ownership interest further to 11.7% . Due to the reduction in its ownership interest, Crucell re-evaluated its position in Galapagos and designated the investment in Galapagos common stock as securities available for sale. As securities available for sale, the investment is carried at market value and unrealized holding gains are excluded from earnings and reported as other comprehensive income in shareholders’ equity until realized. Galapagos represents a financial investment for us, and we expect that we may sell our interest at some point in the future. As of December 1, our ownership further decreased to 9.8% ..

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University collaborations
We collaborate with a number of universities worldwide in the areas of vaccines, antibodies, cell lines, gene therapy, cancer and cardiovascular disease. Some of our collaborations provide for royalty payments to be made to the universities in the event of product sales arising out of the collaborations. Generally, these collaborations specify that we provide the applicable university with a specific amount of funding, and in consideration of such, we receive certain intellectual property rights and access to the results of the university research.

Consulting arrangements
We hire people with high-level experience in our fields of interest to provide advice and consulting services. We generally pay consultants on a per project basis and their term generally runs year-to-year. We require consultants, among other things, to adhere to confidentiality undertakings, and generally we have the right to all intellectual property created during the term of the consulting agreement.

Intellectual property and technology licenses from third parties
Intellectual property
Our success and ability to compete depends in large part on our ability to protect our proprietary technology and information, and to operate without infringing the intellectual property rights of others. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality, assignment and licensing agreements, to establish and protect our proprietary and intellectual property rights. Our policy is to actively seek patent protection of our intellectual property in the United States and Europe, as well as in other jurisdictions as appropriate.

In addition to retaining outside patent counsel, we also employ European and Dutch patent attorneys that file, prosecute, defend and enforce patent rights as well as manage our patent portfolio. Our patent portfolio comprises 782 active cases (i.e. granted patents in force or pending patent applications) as of December 1, 2005. We aggressively protect our inventions and employ a proactive filing strategy with respect to patent applications. Our portfolio management involves active commercialization and enforcement strategies combined with disposal of cases that we no longer consider commercially attractive.

PER.C6®, AdVac®, MAbstract®and STAR®are trademarks of Crucell Holland B.V. or ChromaGenics B.V., wholly owned subsidiaries of Crucell N.V. Other trademarks of Crucell N.V. or its wholly owned subsidiaries used in this Shareholders’ Circular include Crucell®. All other trademarks, service marks, trade names and registered marks used in this Shareholders’ Circular are trademarks, trade names or registered marks of their respective owners. Crucell N.V. and its wholly owned subsidiaries own a number of additional trademarks, including registered trademarks, that are not referenced in this report.

The following table reflects the total number of active cases (pending or granted) through December 1, 2005, organized according to our different fields of operation. All figures include acquired and jointly owned patent cases, but exclude patent positions licensed-in from third parties. Patent filings classified under vaccines relate to AdVac-based and classical vaccines. Patent filings classified under antibodies relate to antibodies and/or drug targets, excluding the enabling technologies. Patent filings classified under technology primarily relate to cell-based production technology, adenoviral vector technology, STAR-technology and related technology, functional genomics and target and antibody discovery technology.

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		Patent filings

	Pending	Granted	Total active

Vaccines	193	113	306
Antibodies	77	21	98
Technology	161	99	260
Gene Therapy	55	63	118

Total	486	296	782

The following table summarizes the first filings for new inventions and the number of patents granted during 2004.

	First filings
	for new	Granted
	inventions	patents

Vaccines	3	43
Antibodies	6	1
Technology	1	33
Gene Therapy	0	14

Total	10	91

Our new filings in the vaccine field in 2005 reflect our efforts to further strengthen our patent portfolio in support of product development programs in that area. The new filings in the area of antibodies reflect our intensified research and development in the field of infectious diseases. The new filings in the technology area relate to our continuing effort to protect and commercialize the PER.C6 technology and related uses of the PER.C6 cell lines. Since we are not actively involved in gene therapy research and development, no new filings have been made in that area during 2005.

We maintain a geographically diversified filing strategy, depending on our technological and business needs, as well as our view of long-term economic trends and developments in legal systems in various parts of the world. As of December 1, 2005, we have 110 pending applications in the EU,(1) 138 pending applications in the U.S.,(2) 22 international patent applications (so-called ‘‘PCT(3) applications’’) and 216 applications in the rest of the world.(4)

A significant number of our pending patent applications are filed under the Patent Cooperation Treaty (PCT), which offers a cost-effective method to seek provisional worldwide protection in more than 100 countries and territories for the duration of 30 or 31 months from the filing date. The decision to divide the PCT application into territories in which a granted patent is desired may be postponed until the obtainable scope of protection and the technical and commercial usefulness of the invention becomes clearer.

(1)	EU refers to filings made under the European patent convention. The EU figures do not include European patent applications designated in Patent Cooperation Treaty (PCT) applications while still in the international phase.

(2)	U.S. figures do not include U.S. patent applications designated in PCT applications while still in the international phase.

(3)	Figures reflect PCT applications still in the international phase. Our PCT applications routinely designate all territories and contracting states that are party to the Patent Cooperation Treaty per the international filing date.

(4)	Rest of world consists of Australia, Brazil, Canada, China, India, Israel, Japan, Hong Kong, Mexico, New Zealand, Norway, Russia, Singapore, South Africa and South Korea. Rest of world figures do not include PCT- applications designating these countries while still in the international phase.

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We currently own or co-own 198 granted patents in the EU territory, 38 patents in the U.S. and 60 patents in the rest of the world. During the pendency of a European patent application, a single application may designate 30 countries but is counted as one pending application. As soon as the European patent application is granted it may be validated for each of the designated countries by filing a translation into the official language of that designated state. Once such a translation has been filed, we count each such patent as a separate patent.

Our patent-related activities do not afford complete protection to our intellectual property rights. Patents in the biotechnology and biopharmaceutical fields involve complex factual and legal questions. Patents may not be issued in respect of our pending applications or in respect of future applications that we file. In addition, a patent that is issued to us may be narrower than our application or found to be invalid. Others may make attempts to copy, reverse engineer or design around aspects of our technology, or to obtain and use information that we regard as proprietary. Our patent filings may be subject to interferences.

The Technology Transfer Block Exemption Regulation may require us to review and possibly amend existing license and technology transfer agreements to comply with this regulation. This review process may be costly and time consuming and may require renegotiation of certain portions of our licenses and other agreements.

We may need to litigate or institute administrative proceedings such as oppositions to a patent to enforce or uphold our intellectual property rights or determine the validity and scope of the proprietary rights of others. We believe that litigation can play a significant role in defining and protecting our intellectual property rights. We are aware, however, that legal and administrative proceedings can be costly and time-consuming, and result in a diversion of resources. As an alternative to litigation, we may enter into licensing, including cross-licensing, arrangements as a means of clarifying the status of our intellectual property rights.

In October 2004 we commenced infringement litigation proceedings against CEVEC Pharmaceuticals in the District Court of Du üsseldorf, Germany, arguing that CEVEC’s cell line infringes a recently granted European patent for our PER.C6 technology. In December 2004 CEVEC Pharmaceuticals acknowledged three out of four of our claims, but chose to defend the remaining claim. It is possible that the court will find against us on the remaining claim, and we cannot exclude the possibility that CEVEC will also file counterclaims in separate proceedings in order to attempt to have certain of our PER.C6 patents revoked or declared invalid.

In addition to protecting our intellectual property rights, our commercial success also depends on our ability to operate without infringing the intellectual property rights of others. We monitor patent applications to the extent available, patents issued and publications of discoveries in scientific or patent literature to keep abreast of the activities of others in our field and, with the assistance of our internal and external patent counsel and other external advisors, assess whether our activities or products infringe the patents or proprietary rights of third parties. A number of third parties have been granted patents that cover technologies related to ours and similar patents may be granted in the future. We believe that our current activities do not infringe any valid claims of patents or any other proprietary rights of third parties. We will consider the intellectual property rights of others as we continue to identify and develop potential products and may have to enter into licensing or other agreements or use alternative technologies.

Research has been conducted for many years in the fields of biotechnology and biopharmaceuticals. This has resulted in a substantial number of issued patents and an even larger number of patent applications. The patent office maintains patent applications filed only in the United States in secrecy until patents issue, and publication of patent applications elsewhere and of discoveries in the scientific or patent literature frequently occurs substantially later than the date of the underlying discoveries. Moreover, patents that appear not to affect our activities may be construed broadly. As such, we or our licensees may be found to infringe the patents or violate other proprietary rights of third

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parties and may be enjoined from pursuing research, development or commercialization of our or their products or be required to pay damages. In these circumstances, licensing or other arrangements for addressing these infringements or violations may not be available, or may not be available on commercially acceptable terms.

When licensing our technology to third parties we seek to obtain access to any improvement patents via so-called grant-back provisions to reduce the risk of being exempted from using such improvements for our own benefit, or that of our licensees.

Technology licenses from third parties
We license technology and patents for specific use as part of our technology platforms from a number of third parties.

We entered into a technology license agreement with Xoma in the field of bacterial expression technology. This license allows us to develop diagnostic and therapeutic antibodies in the field of infectious disease using phage-display technology. The agreement provides us with options to expand the license to cover additional disease fields. Under the terms of the agreement, we pay Xoma milestone payments and royalties on products as and when developed and marketed using the licensed technology.

We also hold a license under the phage antibody display patent portfolio owned or controlled by Cambridge Antibody Technology and MRC, a cross-license with Transgene S.A. under which we granted to Transgene a non-exclusive PER.C6 license for the manufacture and sale of certain types of vectors for use in gene therapy, and a license to phage antibody-display technology and part human, or chimeric, binding proteins and molecules from Enzon Corporation’s subsidiary, SCA Ventures, Inc.

We also have exclusive licenses or an option for an exclusive license to a number of genes, which we may use in the development of products in the area of gene therapy. In some cases we will be required to make royalty payments in the event of product sales based on these genes.

In the field of vaccines, we have concluded an agreement with the Rockefeller University in New York. According to the agreement, we have the exclusive rights to use and exploit the Rockefeller patents related to ex vivo and in vivo targeting of dendritic cells with the use of viral vectors.

Regulation
We operate in a highly regulated industry. Our activities involve the use of hazardous materials, including chemicals and radioactive and biological materials, and animal testing, all of which are subject to regulation. Environmental laws and regulations and laws and regulations relating to safe working conditions, laboratory conditions, and laboratory and manufacturing practices also apply to our operations. We conduct our operations in a manner designed to comply with applicable regulations and we believe that we have all the licenses and permits required to carry out our current activities.

Our ability and that of our licensees to commercially distribute biopharmaceuticals depends in part on the extent to which governmental health administration authorities, health insurance companies, government health policies, health maintenance organizations, or HMOs, and other organizations are willing to pay for the costs of these products. The willingness of governments and HMOs to pay for the costs of newly developed health care products is uncertain. There are efforts by governmental payers and HMOs to contain or reduce the costs of health care and we expect that there will continue to be a number of legislative proposals to do so.

Obtaining product approval is a costly and time-consuming process. All of our potential products, and those of our licensees, are either in research or development. Any products our licensees or we develop will require regulatory clearances prior to clinical trials and additional regulatory clearances prior to being produced and distributed commercially. These regulatory processes are generally stringent and time-consuming. We expect the European Medicines Agency (EMEA) in Europe, the Food & Drug Administration (FDA) in the

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United States, the College ter Beoordeling van Geneesmiddelen (CBG) in The Netherlands and comparable agencies in other countries to subject new biopharmaceutical products to extensive regulation. These regulatory requirements with which our licensees and we will have to comply will evolve over time due to the novelty of the biopharmaceutical products and therapies currently under development. Fortunately, the harmonization of these requirements is promoted at an international level (International Conferences on Harmonization (ICH)) to avoid unnecessary repetition of studies when seeking approval in various countries. Under the current definitions, we believe that products developed using our technologies will be regulated either as biological products or as drugs.

Before marketing a (bio)pharmaceutical product, companies require regulatory approval from the relevant authorities. To obtain this approval, pre-clinical animal studies and human clinical trials must be conducted to demonstrate the safety and efficacy of the product candidates. Clinical trials are the means by which experimental drugs or treatments are tested in human volunteers. New therapies typically advance from laboratory research testing through animal pre-clinical testing and finally through several phases of clinical human testing. On successful completion of the clinical trials and demonstration that the product can be manufactured in a safe and consistent manner, approval to market the biopharmaceutical may be requested from the EMEA in Europe, the FDA in the United States or their counterparts in other countries.

Clinical trials are normally done in three phases:
Phase I: First clinical trial of a new compound, generally performed in a small number of healthy human volunteers, to assess clinical safety, tolerability as well as metabolic and pharmacologic properties.

Phase II: Clinical studies that test the safety and efficacy of the compound in patients with targeted disease with the goal of determining the appropriate doses for further testing and evaluating study design as well as identifying common side effects and risks.

Phase III: Large-scale clinical studies with several hundred or several thousand patients to establish safety and effectiveness for regulatory approval for indicated uses and to evaluate the overall benefit-risk relationship.

Europe
There is a broad range of legislation in force in member states of the EU governing the testing, manufacturing and marketing of biopharmaceutical products, both at an individual as well as a central level (European Commission Directives). This legislation imposes specific requirements on various topics including pre-clinical and clinical testing and the operation of laboratories and manufacturing sites. Furthermore, there are specific directives and other legislation on, among other things, pricing, distribution, labeling and advertising of medicinal products.

At the central level, legislation on medicinal products was first enacted in Directive 65/65/ EEC: ‘‘on the approximation of provisions laid down by law, regulation or administrative action relating to medicinal products’’. Subsequent Directives (75/318/EEC, 75/319/EEC and 93/39/EEC) have further amended and expanded the original provisions, resulting in a system for the regulation of drugs, or medicinal products as they are called in the EU, based on the principle of mutual recognition. Under this mutual recognition procedure, the applicant first submits its product for review to one or more EU member states. The first member state that decides to evaluate the product is called the reference member state. After the reference member state has assessed the medicinal product for quality, safety, and efficacy and has granted a national marketing authorization, other member states that have received copies of the application have 90 days for evaluation before they must grant authorization as well. In case of refusal, the application will be sent to the Committee for Human Medicinal Products (CHMP) for arbitration.

An alternative, centralized, approach for registration has been provided by Directive 93/41/ EEC and Council Regulation No 2309/93, which lay down EU procedures for the authorization and supervision of medicinal products for human and veterinary use and

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establish a European Medicines Agency (EMEA). Under this centralized procedure, which has been implemented for so-called high technology medicinal products, particularly those derived from biotechnological processes, applicants submit their dossier for authorization to the EMEA. The EMEA coordinates the assessment process by appointing two EU member states as a rapporteur and co-rapporteur, respectively, who will assess the application and prepare draft reports for review by the CHMP. The CHMP issues an opinion on the product’s quality, safety and efficacy and sends its opinion to the European Commission, which drafts a decision based on that opinion. After consulting with its standing committee, the European Commission may grant a marketing authorization, subject to adequate evidence of quality, safety and efficacy. The marketing authorization granted is valid in all EU member states.

Since May 1, 2004, the Clinical Trial Directive (2001/20/EC) has come into effect. The aim of this directive is to harmonize the process for authorization and conduct of clinical trials as it is implemented in the individual EU member states. As a result of Directive 2001/20/EC, the GMP requirements for the manufacture of investigational drugs have been changed, and a specific requirement for product release by a Qualified Person has been included in the requirements. Also, regulatory inspections of manufacturing facilities for investigated drugs have been made obligatory, where in the past this was on a voluntary basis in most European countries. Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer’s authorization and must comply with the requirements of good manufacturing practice (GMP) incorporated into EU legislation (2003/94/EC). These requirements are intended to set minimum standards with respect to manufacturing facilities and the way of operating these facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer’s manufacturing authorization. We have a license to manufacture clinical trial material under GMP conditions. To maintain this license Crucell is inspected every two years by the Dutch regulatory authorities. The last inspections to date were in July 2005 for our temporary BSL-3 manufacturing facilities at NVI in Bilthoven, and in November 2005 for our facilities in Leiden. Both inspections were satisfactory. Additionally Crucell employs two Qualified Persons for product release according to the European Clinical Trial Directive.

United States
The Federal Food, Drug and Cosmetic Act regulates both drugs and biological products, and the Public Health Service Act also regulates biological products. The areas that these two Acts and related regulations govern include testing, manufacturing, safety, efficacy, labeling, storage, record keeping and advertising and other promotional practices. The FDA must approve a product or provide alternative clearances before clinical testing or manufacturing and marketing of biologics or drugs may begin.

In order to gain FDA approval to conduct clinical trials, pre-clinical studies must generally be conducted in the laboratory and in animal model systems to gain preliminary information on an agent’s efficacy and to identify any major safety concerns. Applicants submit the results of these studies, in addition to information regarding the manufacture of the medicinal product, as a part of an application for an Investigational New Drug, or IND. Furthermore, the IND application includes a detailed description of the clinical investigations.

The clinical studies are designed to demonstrate the safety and efficacy of the new drug. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. In 2002, the FDA has issued the so-called ‘‘two animal rule.’’ According to this rule, extensive clinical trials in humans intended to demonstrate efficacy may not be necessary when it is unpractical or unethical to perform efficacy trials. Instead, the efficacy must be demonstrated in relevant animal models, while safety trials in human volunteers will continue to be required.

After all studies and trials of a new product have been completed, applicants must submit all data to the FDA for review in order to obtain marketing approval. If the product is regulated as a biologic, applicants must submit a Biologic License Application, or BLA. If the product is classified as a new drug, a New Drug Application, or NDA is required. The NDA or

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BLA must include results of product development activities, pre-clinical studies and clinical trials in addition to detailed manufacturing information.

The FDA subjects NDAs or BLAs to a detailed and potentially time-consuming approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional pre-clinical or clinical studies. Even if applicants obtain FDA regulatory clearances, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or mandate withdrawal of the product from the market as well as possible civil or criminal sanctions. Before marketing clearance is secured, the manufacturing facility will be inspected for compliance with current Good Manufacturing Practices requirements by FDA inspectors and will be inspected periodically for continuing compliance by FDA inspectors.

In addition to the FDA requirements, the NIH has established guidelines for research involving recombinant DNA molecules. These guidelines apply to all recombinant DNA research that the NIH conducts or supports, including proposals to conduct clinical research involving DNA therapeutics, including our collaboration with the NIH to develop Ebola and malaria vaccines. The NIH review of clinical trial proposals is a public process and usually involves review and approval by the Recombinant DNA Advisory Committee of the NIH.

Biologics Master File. The PER.C6 cell substrate Biologics Master File (BMF) is the regulatory dossier filed with the FDA in the United States, which describes various aspects of our PER.C6 technology. We have submitted a Biologics Master File (BMF) to the FDA. The companies to which we license our PER.C6 technology can take advantage of the BMF that we have filed with the FDA and need not compile their own history of the PER.C6 cell line when they seek regulatory approval of any biopharmaceutical product that they may produce using it. This may assist our licensees in applications they may make to the FDA for products manufactured using the PER.C6 technology. We are required by regulators to supplement our BMF when new information arises.

During 2003, we expanded our cooperation agreement made with Merck & Co., Inc., which relates to the PER.C6 cell substrate Biologics Master File in the U.S., and equivalent authorities in other jurisdictions. Under the terms of the agreement, we agreed to work closely with Merck on matters relevant to maintenance of the PER.C6 cell substrate BMF, including the provision of technical assistance and guidance from Merck as appropriate.

Competition
The field of biotechnology is one of rapid change and innovation. We expect that this industry will continue to experience significant technological and other changes in the years ahead. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, and other products or forms of treatment for the diseases we are targeting. We also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

Vaccines
With respect to vaccines, other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK (Madin Darby Canine Kidney cells) and VERO (monkey cells) as well as on production platforms based on embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI-38 and MRC-5 for licensed and marketed vaccines, as well as human cell lines supporting products in development such as

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(HEK)-293. Other biotechnology and pharmaceutical companies that are focused on developing vaccines against infectious diseases include Wyeth, sanofi pasteur, Merck & Co., GlaxoSmithKline (including IDB/Shire), Chiron, Acambis, Baxter, GenVec, Berna, Bavarian Nordic, Baxter, Solvay, Vical and Nobilon.

In the area of influenza, we are aware that Solvay has obtained registration in The Netherlands for a vaccine based on MDCK cells. We are aware of other biotechnology and pharmaceutical companies that currently are developing influenza vaccines based on MDCK cells, including GlaxoSmithKline (including IDB/Shire), Nobilon and Chiron. In addition, we are aware that Baxter has obtained approval in Austria for its VERO-based influenza vaccine. For other European markets Baxter appears to have stopped at Phase II in December 2004.

In the area of West Nile virus, we are aware that Acambis is conducting a Phase I clinical safety study in humans with its West Nile ChimeriVax vaccine. This vaccine uses a genetically engineered yellow fever 17D live virus containing the genes encoding the antigens responsible for protection against West Nile virus. We also are aware that Vical is developing a DNA-based West Nile virus vaccine that uses portions of the genetic code of a pathogen to cause the host to produce specific features of the pathogen that may induce an immune response. This method could potentially offer superior safety, ease and reliability of manufacturing, as well as storage and handling advantages, compared with conventional vaccines that use live, weakened or dead pathogens to produce an immune response. In addition, other parties are working on human West Nile virus vaccine research. The University of Queensland is working on a vaccine based on the relatively harmless Kunjin virus, a flavivirus found in Australia, and Hawaii Biotech received significant funding from the NIH in December 2004 in support of the pre-clinical development of its West Nile vaccine candidate.

In the area of Ebola, we are aware that Vical is conducting Phase I clinical efficacy studies with its DNA-based Ebola vaccine and has initiated GMP manufacturing for the NIH with whom they are jointly developing the vaccine. We are aware that Health Canada, a federal government organization, is conducting pre-clinical studies with its Ebola vaccine that is based on a live replication competent Vesicular Stomatitis Virus (VSV) vector. We are also aware that the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) is conducting pre-clinical studies with its recombinant Ebola vaccine, which is based on Ebola virus-like-particle (VLP) technology. USAMRIID is also involved in a CRADA with AVI

BioPharma in testing the latter’s antisense drugs against Ebola. AVI BioPharma received funding from the U.S. Senate Committee on Appropriations in June 2004 to support this and its work on Marburg virus.

In the area of malaria, we are aware of two companies conducting Phase I/II clinical studies with malaria vaccine candidates based on virus-like-particle (VLP) technology: GlaxoSmithKline Biologicals (‘‘GSK’’) and Apovia. GSK has secured significant funding from NGOs for its malaria vaccine RTS,S. We are also aware that Oxford (The Wellcome Trust Centre for Human Genetics) and GSK are jointly developing a malaria vaccine using live vector technology, and that this vaccine is in Phase I/II a clinical studies. In addition, Oxford is conducting Phase I/II clinical studies with three additional malaria vaccine candidates based on live vector technology, as well as pre-clinical studies with one additional vaccine candidate based on live vector technology. We are aware that the Pasteur Institute is conducting Phase I/IIa clinical studies with its malaria vaccine candidate, which is based on Long Synthetic peptide technology (LSA-3).

For tuberculosis, a number of companies, government bodies and academic institutes around the world are working on the development of new vaccines. The NIAID in the U.S. is involved in a range of early-stage efforts relating to live-attenuated, subunit and naked DNA type vaccine candidates. Our partner, the Aeras Global TB Vaccine Foundation, is working on various other programs including a live recombinant TB vaccine with the David Geffen School of Medicine at UCLA, which entered its first clinical trial in March 2004. In October 2004 Nature Medicine announced an Oxford University subunit vaccine, designed to work in tandem with the existing BCG vaccine, had successfully completed safety trials with positive T-cell responses.

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Antibodies
Other biotechnology companies, including Celltech Group plc and Protein Design Laboratories, Inc., currently generate humanized antibodies, and Medarex, Inc., GenMab AG, and Abgenix Corp. produce fully-human antibodies from transgenic mice. MorphoSys AG and Cambridge Antibody Technology Group plc generate fully-human antibodies using phage antibody-display libraries that are similar to ours. Companies such as Dyax Corp., XOMA and SCA Ventures, Inc., a subsidiary of Enzon Corporation, are also working in the field of phage display libraries and related technologies.

In the area of infectious disease antibodies, potential competitors include serum antibody companies such as Chiron and Baxter, and monoclonal antibody companies like Neutec Pharma, MedImmune, XTL Bio, Inhibitex and Biosynexis. For rabies specifically, Crucell’s antibody product may offer an alternative to the existing Rabies Immune Globulin products, both Human (HRIG) and Equine (HRIG), that are currently paired with rabies vaccine for effective post-exposure treatment.

Production of recombinant proteins and monoclonal antibodies
Monoclonal antibodies and recombinant proteins are produced by other companies on a variety of platforms. Simple proteins that do not demand extensive post-translational modifications are produced in bacterial systems (E. coli). For example, the human recombinant insulin is produced entirely on E. coli.

Monoclonal antibodies and complex recombinant proteins are produced mainly on mammalian cell lines like Chinese Hamster Ovary (CHO), murine myeloma cells like NS0 and Sp2/0, and occasionally on human 293 cells. CHO, NS0 and Sp2/0 are used for commercial production of monoclonal antibodies and other recombinant proteins by companies including Genentech, Biogen, Centocor, Amgen, Lonza and Boehringer Ingelheim. We are aware of a human cell line expression platform used for production of recombinant proteins, the 293 human cell line, which shares some of the advantages of the PER.C6 cell line. The 293 human cell line is utilized by Eli Lilly & Company to produce a protein for the treatment of adult severe sepsis. The FDA and the EMEA have approved this product and it is currently available for use. We are aware that scientists have published research describing human cell culture systems that appear to have similarities to our PER.C6 cell line.

In addition to microbial and mammalian cell culture systems, transgenic animals and plants are also exploited for the manufacture of complex recombinant proteins. Transgenic rabbits are, for example, used for the manufacture of recombinant C1 inhibitor by Pharming. This product is currently in Phase III clinical testing for angio-edema. Other examples are GTC therapeutics which produces amongst other things, monoclonal antibodies in transgenic goats, and PPL therapeutics manufactures a number of complex recombinant proteins, amongst which are blood clotting factors, in transgenic sheep. Transgenic plants are also used as a platform for the manufacture of monoclonal antibodies and complex recombinant proteins. Cell culture systems derived from plants are currently used as well, like moss and cultured plant cells, which are currently used for manufacturing recombinant proteins. None of the products produced in transgenics have reached the market yet.

Adenoviral vector technology and other recombinant vectors
With respect to vector development, we are aware of several competing technologies, including those of GenVec and Merck & Co., which may pose a threat to the commercial viability of our AdVac technology. In particular, Merck & Co. research has established methods that may prevent problems relating to pre-existing immunity to adenovirus 5 vectors. We jointly own intellectual property on other vectors with Harvard.

Property, plant and equipment
Our research activities and corporate offices are located in facilities of approximately 7,800 square meters in Leiden, The Netherlands. We sub-lease 1,000 square meters of this space to Pharming Technologies B.V. and 500 square meters to Galapagos N.V. In addition, we lease 770 square meters of space adjacent to these corporate offices, of which 439 square meters is subleased to a third party. Our plant and production facilities are located in a separate building in the Leiden BioScience Park, including 265 square meters of production

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space, 75 square meters of quality-control laboratories and 228 square meters of office space. The lease contract of this facility ends September 1, 2006, except for the production space, which is extended until April 30, 2007.

On August 27, 2005 we signed a turn-key contract with Pharmaplan GmbH, Obersursel, Germany, for the erection of a new GMP production facility of 4,100 square meters. This new facility will be completely built as a BioSafety Level (BSL) 3 facility, in which two concurrent products can be produced, on either BSL 2 and/or BSL 3 safety level. The building will consists of 1,200 square meters of production space; 220 square meters of quality control labs; 185 square meters BSL 3 research and development labs; 80 square meters filling (up to 2,000 ampoules); 40 square meters of buffer and medium preparation; 310 square meters of offices; 350 square meters of storage and 1,715 square meters for utilities, washing area, waste destruction and sterilization and technical areas. The new GMP production facility is expected to be up and running in 2007.

The section of the main building that we use includes 2,100 square meters of laboratories, with BioSafety Level (BSL) 1, BSL 2 and BSL 3 labs, including an animal facility. The remainder of the main building is divided into 2,800 square meters of office space and 1,400 square meters for storage, technical areas, washrooms, waste destruction and sterilization.

Sales and business development
We currently employ eight people in our sales and business development operations. Our business development strategy has historically involved contacting prospective licensees and partners, assessing their interest in our technologies and products, and, if the prospective licensee or partner indicates interest, negotiating a license and/or collaboration agreement pursuant to which we deliver the applicable technology to, or collaborate with, the licensee or partner. For some of our contracts we provide services, for which we are paid at different rates.

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BUSINESS OF BERNA

History and development of Berna
Berna, a stock corporation (Aktiengesellschaft) under Swiss law, was founded in 1898 when many disease causing bacteria were being identified for the first time. Then calling itself the Swiss Serum and Vaccine Institute, Berna focused on methods to harness the human immune system against these pathogens. Berna changed its corporate name to ‘‘Berna Biotech AG’’ in 2001. It’s registered office is situated at Rehhagstrasse 79, 3018 Berne, Canton of Berne, Switzerland. and has currently reference number CH- 35.3.000.374 -7

In August 2002, Berna took an important step towards becoming the leading pure-play company in the global vaccines market by acquiring Netherlands-based Rhein Biotech N.V The acquisition gave Berna access to a growing hepatitis B franchise including a marketed product, technology platform and pipeline. Rhein Biotech N.V. also broadened Berna’s global reach and customer base, in particular enhancing its presence in Asian markets, e.g. Korea and China, as well as its presence with supranational organizations. Finally, the acquisition brought Berna key process technology and technology platform benefits which enhance its research and development efforts.

In November 2004, Berna acquired the remaining 20% minority shares of its Korean affiliate GreenCross Vaccine Corporation (‘‘GCVC’’) from GreenCross Corporation (‘‘GCC’’). In return, GCVC transferred the assets related to four Korean vaccine products to GCC. This resulted in a transfer of roughly 70 people to GCC. With this transaction, Berna fully focused its Korean activities on hepatitis B consisting of the marketed Hepavax-Gene®and the paediatric hepatitis B combination vaccines in late stage development.

Business overview
Berna develops, produces and markets vaccines for private and public markets world-wide. Through its portfolio of core marketed vaccines, Berna has established markets in hepatitis B, paediatric, respiratory and travel vaccines. Berna’s core product portfolio currently consists of four primary marketed vaccines: Hepavax-Gene, Inflexal V, Epaxal and Vivotif. Berna’s pipeline of vaccines consist of five products in late stage development, of which three are in Phase III clinical trials. These include a vaccine Aerugen to prevent Psuedomanas aeruginosa infections in patients with cystic fibrosis and two hepatitis B-based paediatric combination vaccines.

Berna has pre-clinical development programs focused on improved flu/respiratory syncytial virus (RSV) therapeutic hepatitis B vaccines and Recombinant Live Paramyxovirus vaccines against HIV. Berna also has, through its Pevion Biotech joint venture with Bachem, research and development activities in the fields of malaria, breast cancer, hepatitis C and Alzheimer’s disease.

Berna’s strong product portfolio is supported through a range of novel and validated proprietary technology platforms. Berna’s core virosomal technology provides a high degree of flexibility with respect to the development of modern prophylactic and therapeutic vaccines. In addition, Berna’s yeast expression technology Hansenula polymorpha provides a highly efficient process production technology which, in addition to its use in the production of Hepavax-Gene, may be used as a basis for developing and manufacturing new vaccines. In total, Berna has access to seven technology platforms supporting marketed products or products in development.

Berna has manufacturing facilities in Switzerland, Korea and Spain, and a sales and marketing infrastructure in its core markets Switzerland, Italy, Spain and Korea.

In 2004, Berna achieved consolidated net sales of CHF 204.6 million. In its core vaccines business, Berna had net sales of CHF 176.7 million, of which CHF 45.6 million was generated from sales of hepatitis B and paediatric vaccines, CHF 52.2 million from respiratory vaccines and CHF 21.1 million from travel vaccines. Net sales of Berna’s other business amounted to CHF 5.7 million, and net sales of Berna’s veterinary business, Dr. E. Gräub AG, amounted to CHF 22.1 million.

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As of December 1, 2005, the following companies were part of the Berna Group:

		Direct	Indirect
Company	Activity	ownership	ownership

Berna Biotech Ltd, Bern (CH)	R/DEV/P/DIS
Istitut Sieroterapico srl, Milano (I)	DIS	100%
Etna Biotech spa, Catainia (I)	R		100%
Berna Biotech SA, Madrid (E)	P/DIS	100%
Dr. E. Gräub Ltd, Bern (CH)	R/DEV/P/DIS	100%
Berna Veterinär Ltd, Bern (CH)	DIS		100%
Rhein Biotech N.V., Maastricht (NL)	Holding	92.7%
Rhein Vaccines B.V., Maastricht (NL)	Holding		100%
Green Cross Vaccine Co, Seoul (Korea)	R/DEV/P/DIS		100%
Rhein Biotech GmbH, Düsseldorf (D)	R/DEV		100%
Pevion Biotech Ltd, Bern (CH)	R	50%

R: Research; DEV: Development; P: Production; DIS: Distribution

Industry/scientific overview and competition
Primary marketed vaccines
The major segments of the vaccine market are paediatric vaccine combinations including hepatitis B, influenza and travel vaccines.

Paediatric vaccines including hepatitis B
Hepatitis B (HBV) is a viral infection of the liver which causes various complications if left untreated. Infection with HBV leads to one of three outcomes. An infected individual may die of fulminant hepatitis within days or weeks after the onset of the disease, recover after symptomatic or asymptomatic infection and develop lifelong immunity against the disease, or develop chronic infection for which no specific treatment is available and which may ultimately cause death from cirrhosis of the liver and liver cancer.

Transmission of HBV occurs as a result of the exchange of blood, the exchange of fluids during sexual intercourse, and the exchange of body fluids between an infected mother and a new-born baby during birth (perinatal transmission). Groups of persons at risk for HBV infection include sexually active men and women, healthcare workers, infants born to infected mothers, injection drug users, hemodialysis patients, hemophiliacs and travelers to endemic areas. According to the WHO, approximately 350 million people are chronically infected.

The market for HBV monovalent vaccine was close to US$1 billion in 2004, split between the United States (58%), Europe (14%) and the rest of the world (28%). However, the market is in steady decline. This is due to the increasing number of people being vaccinated at birth with a combination vaccine in the United States and Europe, the largest markets. The same trend is seen in the developing countries in the rest of the world, where strong growth in demand is expected for hepatitis B combination vaccines.

The key players in the HBV market are GlaxoSmithKline, sanofi pasteur and Berna. In addition to its monovalent hepatitis B vaccine, Hepavax-Gene, Berna, in collaboration with Chiron, is developing a combination vaccine against hepatitis B, diphtheria, tetanus, pertussis, and haemophilus influenzae type b (Hib), currently in Phase III development.

Influenza
Influenza, commonly known as ‘‘flu’’, affects large sections of the world’s population each year. The disease is characterized by annual winter outbreaks, which often reach epidemic, and sometimes pandemic, proportions due to the fact that the virus can mutate quickly, often producing new strains against which human beings do not have immunity. Typical symptoms of flu include fever and respiratory symptoms, such as a cough, sore throat, runny or stuffy nose, as well as headaches, muscle aches, and, often, extreme fatigue. These symptoms are usually relatively mild but can become life threatening in vulnerable patient groups, such as the elderly and immunodeficient individuals. Transmission of the

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flu virus occurs via droplets of respiratory secretions and, following infection, the incubation period ranges from one to three days.

The influenza vaccine market is the fastest growing vaccine market. Global sales of influenza vaccine is expected to grow from an estimated US$1.4 billion in 2004 to over US$2 billion in 2010.

Sanofi pasteur dominates the influenza vaccine market with approximately a 50% share of the world market. GlaxoSmithKline is also well established, with an approximate market share of 15%. Following the ID Biomedical acquisition, GSK is expected to become a significant player in the USA. Following Chiron’s acquisition of PowderJect, Chiron is also one of the main producers of the influenza vaccine for the USA, and also commands a leading position in Europe. Fluad, Chiron’s adjuvant flu vaccine, is the main direct competitor of Inflexal, Berna’s influenza product. Fluad has been particularly successful in Germany and Italy.

Several factors contribute to the rapid growth of the influenza market. National governments are strongly in favor of influenza vaccination and tend to continually increase their target vaccination coverage. Influenza vaccinations save millions of dollars each year in reduced hospitalizations and fewer lost workdays. The past few years have seen significant growth in the use of influenza vaccines in China, Taiwan, Mexico, Japan and Eastern Europe.

It is expected that the threat of a pandemic of avian flu and ongoing activities to increase the preparedness for a flu pandemic will lead to further growth in the interpandemic flu markets as well as specific production contracts for strains of pandemic flu.

Travel vaccines
Travel vaccines include all vaccine products that protect against diseases which are not endemic to specific countries. Generally, the target population groups for these vaccine products are individuals traveling to endemic regions, although in regions where certain diseases combated by travel vaccines are prevalent, widespread immunization programs are sometimes undertaken.

According to the World Tourism Organization, the number of travelers from developed countries to regions with endemic diseases is set to grow each year, although the increase in terrorism will likely continue to cause temporary global or regional declines in tourism and travel. This growth in the number of travelers is driven by decreasing relative costs and journey times of travel, increased accessibility to travel and a social trend to travel abroad. Vaccines for hepatitis A, yellow fever, typhoid and cholera can all be classified as travel vaccines.

Hepatitis A. Hepatitis A (HAV) is a highly contagious infection that causes acute inflammation of the liver. HAV is generally contracted orally through fecal contamination of food or water, and is considered the least dangerous form of hepatitis because it does not lead to chronic inflammation of the liver. HAV commonly spreads through improper handling of food, contact with household members, sharing toys at day-care centers, and eating raw shellfish taken from polluted waters.

The HAV market is estimated to be worth approximately US$230 million in 2004. GlaxoSmithKline, Merck and sanofi pasteur dominate the monovalent HAV market. In addition, GlaxoSmithKline markets a combination vaccine for HAV and hepatitis B (Twinrix), and sanofi pasteur and GlaxoSmithKline have recently introduced combination vaccines for HAV and typhoid fever. Berna currently markets Epaxal for HAV in Europe, Latin America and Asia.

Typhoid fever. Typhoid fever is a debilitating and life-threatening illness caused by the bacteria Salmonella typhi. Symptoms of typhoid fever include fever, stomach pains, weight loss, loss of appetite, delirium, severe diarrhea (in children) and constipation (in adults). Typhoid fever is transmitted by fecal contamination of food or water, or by person to person contact. Approximately 17 million people worldwide develop typhoid fever each year and

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approximately 4% of patients with typhoid fever die. The disease is endemic to Africa, Asia (except Japan) and Latin America.

The key players in the typhoid market are sanofi pasteur and GlaxoSmithKline, with their injected vaccine products Typhim and Typherix. Berna markets Vivotif, the only oral vaccine for active immunization against typhoid fever.

Berna’s core products
Berna’s current product portfolio and development pipeline is focused on hepatitis B, paediatric, respiratory and travel vaccines. Berna’s core product portfolio currently consists of four primary marketed vaccines: Hepavax-Gene, Inflexal V, Epaxal and Vivotif.

Hepavax-Gene®
Hepavax-Gene is a Hansenula polymorpha based recombinant hepatitis B vaccine. Since its launch in 1996, more than 350 million doses of Hepavax-Gene have been commercially distributed in more than 90 countries, making it the third most used hepatitis B vaccine in the world. A key competitive advantage for Hepavax-Gene is that its immunogenic component, HBsAg, is produced in modified yeast using Berna’s proprietary Hansenula polymorpha expression system, which allows for extremely stable and efficient production. Berna has launched a thiomersal free formulation in 2004 in Korea. In addition, Hepavax-Gene will form the foundation of two combination paediatric vaccines, which Berna is developing, one of them in collaboration with Chiron Vaccines, and which are expected to be launched in 2006.

Inflexal®V
Inflexal®V is a new generation virosome adjuvanted influenza vaccine (free of aluminum and thiomersal) administered through an injection. It is the first vaccine in Berna’s portfolio to use Berna’s patented virosome technology. The vaccine’s high tolerability reduces adverse events when compared to alternative influenza vaccines. In addition, it has a good immunogenicity profile, making it particularly effective with high-risk patients, such as the elderly, in whom the immune response is generally weaker.

Inflexal V was originally introduced in 1997 and was successfully registered through the Mutual Recognition procedure in most European markets in October 2001. The vaccine is currently registered in 38 countries and has an extensive market experience emphasizing its excellent safety and tolerability profile.

Epaxal®
Epaxal is the first virosome-adjuvanted vaccine for hepatitis A. The vaccine has a very high tolerability due to the absence of aluminum thiomersal and is highly effective, offering protective immunity within a few days following the first dose and, following the second (booster) dose, providing immunity for up to 20 years. In most countries the vaccine is licensed for adults and children over the age of one. The product is currently licensed in more than 40 countries world-wide under the brands Epaxal and HAVpur.

Vivotif®
Vivotif is a live attenuated vaccine for oral administration against typhoid fever. It is the only live oral vaccine indicated for use against Salmonella typhi, the most prevalent of the typhoid fever-causing bacteria. Vivotif consists of a live strain of Salmonella typhi that has been altered so that it stimulates an immune response, but not the disease. The bacteria are enclosed in coated capsules that dissolve in the intestines, releasing the live organism. Vivotif exhibits very high tolerability and efficacy. Vivotif has an established track-record for safety, having been on the market for over twenty years. The vaccine is indicated for adults and children over the age of five.

Vivotif is currently licensed in 44 countries, including the United States.

Complementary vaccines
Berna’s core vaccines business also includes a range of paediatric and booster vaccines and vaccines for special indications which it offers in its key markets and, through regional sales partners, world-wide.

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The following base vaccines are currently offered by Berna: Di Te Anatoxal for diphtheria and tetanus, Encepur (produced by Chiron) for FSME, Menjugate (produced by Chiron) for meningitis C, MoRuviraten for measles/rubella and Te Anatoxal for tetanus.

Research and development
Berna’s research and development facilities are located in Switzerland, Korea and Germany. As of December 1, 2005, the research and development facilities together employed approximately 135 people of which two thirds are in Switzerland.

Berna uses established technologies to develop new vaccines, explores the application of established technologies in novel ways, and collaborates with its academic and industrial partners in developing new vaccines in order to ensure a higher probability of success. Collaborations in discovery and development, such as Berna’s partnerships with Chiron Vaccines, Hesperion and the Pevion Biotech joint venture, permit Berna to explore a wide range of innovative approaches while sharing the risk. For information regarding Berna’s expenditures on research and development see ‘‘Operating and financial review and prospects of Berna—Results of operations’’.

Late-stage pipeline
Two-dose hepatitis B vaccine

At present three immunizations over a period of six months are necessary for full protection against hepatitis B. Berna in collaboration with Corixa Corporation has developed a 2-dose hepatitis B vaccine, which provides immunity after 2 injections within a period of one month. The product has been filed for registration as 2-dose hepatitis B vaccine in Argentina.

Yellow fever vaccine
An infectious disease transmitted by mosquitoes, yellow fever is prevalent in tropical regions of Africa and South and Central America. Approximately 200,000 cases and 30,000 fatalities occur each year. Endemic areas have increased over the past twenty years, and because the yellow fever virus circulates in nature independently of humans, it has not been possible to eradicate it. Also there is a worldwide shortage in the supply of yellow fever vaccines. Since 1963, one of the most reliable vaccines for yellow fever has been produced by the Robert Koch Institute in Berlin. Over 2.5 million doses of the vaccine have been distributed. Based on attenuated viruses grown on chick embryos, the vaccine is safe, highly immunogenic and well tolerated. Protection starts from ten days after a single dose and persists for ten years. In 1999 Berna acquired the rights and know-how for this vaccine from the Robert Koch Institute. Technology transfer has been successfully completed and Berna is in the process of finalizing the registration process after the last technical adaptations of the manufacturing will be finalized.

Pseudomonas aeruginosa vaccine Aerugen®
This is the first and only vaccine for the active prophylaxis of Pseudomonas aeruginosa infections in cystic fibrosis patients. It is a polyvalent conjugate vaccine, combining eight prevalent serotypes from P. aeruginosa and exotoxin A. It is the first conjugate vaccine to be based on a lipopolysaccharide (LPS) component from the pathogen. Cystic fibrosis is a genetically induced abnormality of the mucus-producing glands in the lungs, affecting some 40,000 people across Europe. The disease is frequently complicated by Pseudomonas aeruginosa infections, which are very difficult to treat and severely impair the quality of life and life-expectancy of the patients. Aerugen specifically targets the progressive destruction of lungs caused by Pseudomonas infections. Immunization with this vaccine has been shown to preserve lung function in cystic fibrosis patients by preventing infection and progressive colonization by P. aeruginosa. The clinical results build on ten years experience with the use of the vaccine in patients with cystic fibrosis. The final clinical phase has started successfully, and involves some 470 patients in 46 centers located in four European countries. The P. aeruginosa vaccine was also the first vaccine to be approved as an ‘‘Orphan Drug’’ in Europe. ‘‘Orphan Drugs’’ are pharmaceuticals or biologicals specially developed to combat rare diseases. The European directive on Orphan Drugs, which has been in force since April 2000, offers special incentives for companies developing drugs against rare diseases, including market exclusivity for up to ten years. For the registration and marketing of the vaccine in Europe, Berna has formed an alliance with

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Orphan Europe, a pharmaceutical company which specializes in the development and marketing of ‘‘Orphan Drugs’’ in Europe. An exclusive commercialization and license agreement with CSL Limited for the marketing of Aerugen®in Australia and New Zealand was signed in June 2005. A collaboration with Solvay Pharmaceuticals regarding an exclusive commercialization and license agreement for Aerugen®in the United States of America, Canada, Latina America and other international markets was signed in 2005.

Combination vaccines (DTPw-HepB-Hib, DTPw-HepB)
40 years ago a baby only had to receive one injection during its first year of life. Nowadays in the US babies receive up to 18 shots against different diseases during their first year. Combination vaccines, which address several diseases in one injection clearly simplify the immunization process, reducing discomfort during vaccination and lowering the risk of infection associated with multiple injections. Combination vaccines also mean considerable cost savings. Supranational organizations such as UNICEF and GAVI strongly recommend the development and further improvement of combination vaccines for use in mass vaccination programs in developing countries. Berna currently has two programs on paediatric combination vaccines, the principal one being a collaboration with Chiron Vaccines for the joint development of combination vaccines against diphtheria, tetanus, pertussis (whooping cough) hepatitis B and Haemophilus influenzae type b. Once marketed it will be first fully liquid pentavalent DTPw-HepB-Hib vaccine available.

Technology platforms
Berna’s, through either its own resources or through its research collaborations, has access to the following technology platforms.

Virosomes
One of the challenges in vaccine development is the creation of products that contain defined antigens of high purity and efficiently induce a protective immune response. Many antigen preparations are therefore supplemented with adjuvants to enhance the body’s immune response to the specific antigens. The most commonly used and approved adjuvants for human use are aluminum salt derivatives, which are known to cause adverse reactions such as irritation and inflammation at the injection site. Virosome based vaccines do not require additional adjuvants to enhance immune response.

Polysaccharide-protein conjugates
The causative agents of many common bacterial infections contain surface structures made of polysaccharides, against which protective antibodies are directed. However, vaccines based on polysaccharide antigens alone do not induce a T-cell response and therefore are not able to elicit immunological memory (memory immune responses). By linking the specific antibody-inducing polysaccharides with T-cell activating carrier proteins it is possible to induce the desired immune response and enhance long term protection against the corresponding pathogen.

A conjugate vaccine in the final clinical phase is Aerugen®, the first and only vaccine for the prophylaxis of fatal Pseudomonas aeruginosa infections in cystic fibrosis patients. The polyvalent conjugate vaccine combines 8 prevalent P. aeruginosa serotypes and the bacterial exotoxin A. It is the first conjugate vaccine based on a lipopolysaccharide component.

Recombinant live bacteria
Recombinant live bacteria are harmless but highly immunogenic bacteria that elicit immunity against specific pathogens. The technology can also be applied for therapeutic vaccines against cancer.

The ideal way to induce a complete immune response, at the systemic and the mucosal level, is to administer vaccines in a manner that mimics the natural route of infection as closely as possible. Thus immunity to an intestinal disease such as typhoid fever, is best induced by giving the vaccine orally, so that the antigens are presented directly to the lining of the gut. An added advantage of oral vaccines is the better safety profile, ease of administration and the corresponding reduction in delivery costs.

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The diligent use of vaccines containing live, attenuated forms (i.e. forms with reduced pathogenicity) of various disease agents achieves the goal of bolstering the T-cell response by mimicking the pathogen’s natural route of antigen-presentation without causing the actual disease. One of the safest means of attenuating a pathogen is to alter specific genes so that it loses its virulence while retaining antigenicity.

In addition to providing immunity against the corresponding virulent pathogen live attenuated bacteria may also serve as carriers for foreign antigens derived from unrelated pathogens. Such a vaccine may serve a dual purpose because it would induce immunity against both, the foreign antigen and the carrier bacterium itself.

Recombinant live paramyxoviruses
The use of live attenuated viruses in vaccines is a well established method of conferring immunity against a number of diseases. But, these viruses can also be used to introduce genes encoding foreign antigens into their genomes, thus creating a recombinant vaccine that would simultaneously confer immunity against more than one disease, e.g. measles and malaria. Because the attenuated viruses retain their high immunogenic properties, they induce a strong cellular response against both their own and the foreign proteins. This last property makes recombinant viruses (alone or in combination with virosomes) very useful tools for a number of different therapeutic vaccines targeting a broad spectrum of human diseases, including cancer.

Therapeutic human monoclonal antibodies
Berna develops and produces fully human monoclonal antibodies (MAb). A monoclonal antibody is a special class of antibody that originates from a single clone of lymphocyte. A single MAb is highly specific for a unique antigen and can be isolated at an extremely high level of purity. The purity of the product combined with the uniqueness of source and specificity, as well as high consistency makes MAbs attractive both as research tools and as potential products.

Hansenula polymorpha
Gene technology has invaded the production of industrial proteins, in particular that of pharmaceuticals. The demand for suitable expression systems is increasing as the emerging systematic genomics result in an increasing number of targets for the various industrial branches. The production of recombinant proteins has to follow an economic and qualitative rationale which is dictated by the characteristics and the anticipated application of the produced compound. The methylotrophic yeast Hansenula polymorpha provides an expression system with superior characteristics for a wide range of industrial applications. Particularly the lack of pyrogens, pathogens or viral inclusions, its ease of genetic manipulation and its robustness in industrial scale fermentations add to its attractiveness for the synthesis of pharmaceutical compounds. Berna’s hepatitis B vaccine Hepavax-Gene®is based on recombinant production in this yeast.

Particle presentation technology
The immune system is activated by antigens, or more precisely, by domains on these antigens called epitopes. For each immune cell, there is only one corresponding antigen/ epitope which activates it. Berna’s Particle Presentation Technology combines the desired antigens or epitopes on a carrier (e.g. 20 nm HbsAg particles) in a form that elicits an efficient immune response. Berna’s therapeutic hepatitis B vaccine, currently in pre-clinical development, uses this technology. This technology can potentially be applied to the development of other therapeutic vaccines.

Manufacturing facilities
Berna has cGMP manufacturing facilities in Switzerland, Spain and Korea.

Berna’s manufacturing facilities in Berne, Switzerland are located at two sites, Berne itself and Thoerishaus. They are FDA/EMEA approved and maintained primarily for the production of Inflexal V, Vivotif, Epaxal, MoruViraten, Aerugen, yellow fever and mammalian cell culture based products. Berna’s facilities in Thoerishaus, Switzerland include facilities for lyophilization and a Center of Mammalian Cell Culture (MCC) constructed in 2000-2002. Berna has a new Center for bacterial vaccine research, development and production in Bern.

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The multifunctional facility includes not only laboratories but also a pilot plant for the production of new bacterial vaccines. The center will also serve as the production facility for Aerugen.

Berna’s manufacturing facilities in Seoul, Korea are WHO approved and maintained primarily for the production of Hepavax-Gene, and for formulating and filling vials. The manufacturing processes used at these facilities are based on the patented Hansenula polymorpha yeast expression technology.

In Spain, Berna operates a filling line for syringes which is the center of its European filling and packaging operations.

Marketing and sales
Berna has its own sales and marketing infrastructure in its core markets Switzerland, Italy, Spain and Korea. To ensure broader market access for its products, Berna has established a strong network of partnerships for commercialization, such as those with Orphan Europe, Solvay and CSL for Aerugen. Through the dedicated sales force for supranational organizations, its own sales and marketing infrastructures in Korea and key European markets, and its large network of distributors in other countries, Berna has established a global position in both public and private markets.

Property, plant and equipment
Berna’s headquarters are located in Berne, Switzerland. Berna also has office space, production facilities and storage space in Switzerland, Spain, Germany and Korea. The following table sets out information regarding Berna’s main facilities:

Location	Use

Berne, Switzerland	Headquarters; research and development and production
(two locations)	facilities; office space and storage buildings (owned)
Production facilities, storage buildings and office space
Madrid, Spain	(owned)
Düsseldorf, Germany	Research and development facilities, office space (leased)
Development and production facilities, office space (leased
Seoul, Korea	until 2010)

Intellectual property and technology licenses from third parties
It is Berna’s policy to seek patent protection, wherever possible and appropriate, in respect of any technology or product that is important to the development of its business. In addition, to protect its trade secrets and proprietary know-how, Berna follows a policy of concluding appropriate written confidentiality and proprietary information agreements with its consultants and any existing or potential business partner. Berna also includes confidentiality and non-competition provisions in employment contracts with certain of its employees as a matter of course.

Trademarks
New trademarks are registered on a worldwide basis. The Swiss registration is filed and subsequently maintained by a specialized law firm. This law firm also co-ordinates the registration filings and the maintenance in other markets, which are undertaken in cooperation with corresponding trademark professionals in the respective countries. Berna oversees and supports these registrations, and where legally possible, new trademarks and products are registered in the name of Berna. Distribution and agency agreements normally include a clause specifying that, at the termination of the agreement, trademark and product registration rights return to Berna.

Berna is the owner of over 150 registered trademarks. The most important in the largest sales markets are: Berna, the Berna Logo, Aerugen, Te Anatoxal Berna, Di Anatoxal Berna, Di Te Anatoxal Berna, Epaxal, Epaxal Berna, Inflexal, Inflexal Berna, Vivotif, Vivotif Berna, Hepimmune and Flavimun.

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In the past, Berna generally included the name ‘‘Berna’’ in its product designations, and in most countries, registered its trademarks on that basis only. Following the introduction of a new corporate identity strategy, Berna is in the process of registering its ‘‘stand-alone’’ product trademarks in various jurisdictions around the world.

Patents
Berna seeks patent protection, whenever possible, commercially feasible and appropriate, in respect of any technology or product development that is important to Berna’s business. Together with its affiliates in Germany, Italy and Korea, Berna has several platform technologies and consequently Berna’s intellectual property activities concentrate on protecting their technologies and any improvements thereof in the main developed countries of the world (Europe, United States, Canada, Japan and Australia). However, as for some of the vaccines the markets are outside the main developed countries and taking into account that Berna is represented in such markets by affiliates and distributors, Berna has also sought protection in countries not belonging to the key countries listed above (e.g. Korea).

The IP portfolio is constantly reviewed to decide on maintenance of individual patents or patent families considering parameters such as actual product performance, product development, patent term, options for commercialization/outlicensing of non-core IP.

Berna’s IP tasks are coordinated by Berna employees, patents are filed on a worldwide basis by specialized patent attorneys.

Intellectual property protection of major products
The following is a summary of the intellectual property rights related to Berna’s major products and product developments.

Aerugen. Aerugen is protected by Berna’s patent ‘‘Conjugate vaccine against infections by gram-negative bacteria’’ which will expire in 2006. However, because of its designation as an orphan drug in Europe and the United States, Aerugen is eligible to benefit from a period of marketing exclusivity (7 years in the United States and up to 10 years in Europe) following expiration of its patent protection in 2006. This period of exclusivity will apply only if Aerugen becomes licensed. Berna intends to apply for and expects to receive a license for Aerugen following completion of Phase III testing.

Epaxal and Inflexal V. Epaxal and Inflexal V are the two virosomal products which are protected by the patent family ‘‘Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them’’, which will expire in 2012. In addition, the hepatitis A strain used to produce Epaxal is claimed in a patent family which will expire in 2012.

Hepavax-Gene. The active substance of this monovalent recombinant hepatitis B vaccine is HbsAg which is no longer protected by patent in Europe and most countries in the rest of the world. The Supplementary Protection Certificates with respect to Hepavax-Gene are still valid in Sweden, Italy, and France. However, Berna is not currently considering western European countries for product registration and marketing. The production technology is based on Berna’s proprietary Hansenula polymorpha expression technology.

Two-dose hepatitis. The 2-dose hepatitis B is enabled by formulating HbsAg with a special adjuvant, for which Berna has obtained a worldwide co-exclusive license from Corixa Corporation for both prophylactic and therapeutic application. The patents of Corixa Corporation will expire in 2017 in the US and in 2018 in Europe.

Regulation
General
Berna’s research and development and production activities are undertaken in a number of countries around the world. These activities are subject to strict regulatory requirements of national and supranational authorities in the countries in which they are undertaken such as requirements governing the testing, manufacturing and marketing of pharmaceutical products. In most countries, it is necessary to obtain an approval to market a

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pharmaceutical or medical product. The grant of such an approval is subject to a detailed evaluation of data submitted by the applicant related to the quality, safety and efficacy of the product. Many countries, including member states of the EU and the United States, impose extensive testing and data submission requirements and conduct rigorous technical appraisals of product candidates. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant or require additional data before granting an approval to market a product even though the product may have been approved by another regulatory authority. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process.

Once a product is approved, the manufacturing and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacturing, safety, quality or efficacy of a product may result in the imposition of restrictions upon the manufacturing and sale of such product, including at worst withdrawal of the product from the market and/ or the revocation of the relevant regulatory approvals.

The European Union
There is a broad range of legislation in force in EU member states governing the testing, manufacturing and marketing of pharmaceutical products.

EU legislation imposes specific requirements on pre-clinical testing where the data generated in such preclinical testing is to be used for a subsequent application for a product marketing authorization in the EU. In addition, guidelines have been issued by a number of organizations, including the Committee for Proprietary Medicinal Products, with respect to the conduct of pre-clinical and clinical testing and the operation of laboratories. There are also national laws and regulations within each EU member state governing the conduct of research.

Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer’s authorization and must comply with the requirements of ‘‘Good

Manufacturing Practice’’ incorporated into EU legislation. These requirements are intended to set minimum standards with respect to manufacturing facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer’s manufacturing authorization.

EU legislation provides for a centralized procedure for authorizations to market certain specific pharmaceutical products. The procedure is initiated with the submission of an application for a marketing authorization to the European Agency for the Evaluation of Medicinal Products. This agency processes the application and co-ordinates an evaluation of the product candidate. EU legislation provides for mutual recognition, whereby an authorization for a product granted in one member state is recognized by and forms the basis for granting an authorization in other member states. The wholesale distribution of pharmaceutical products within the EU is regulated by ‘‘Good Distribution Practice’’ guidelines.

Switzerland
Marketing of a new pharmaceutical product requires a product marketing authorization. This is granted by Swissmedic if rigorous pre-clinical and clinical trials have shown that the product fulfils the legal criteria of quality, safety and efficacy. Marketing authorizations and maintenance of approved products in Berna’s home market are of major importance.

In addition to the requirements of pre-marketing authorization, the production licenses for the manufacture of pharmaceuticals in Switzerland is an important requirement. Obtaining and maintaining this license requires a production standard according to the so-called Good Manufacturing Practice (GMP). Rules and regulations in Switzerland can be described as setting standards comparable with those of the EU.

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United States
The Food and Drug Administration (‘‘FDA’’) in the United States administers requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling and marketing of pharmaceutical products. Before a vaccine or other pharmaceutical product may be marketed in the USA, it must receive FDA approval following extensive pre-clinical testing and, subject to FDA authorization, human clinical trials to establish the safety and efficacy of the proposed product for its intended use. The testing and approval process requires substantial time, effort and financial resources. In addition, before a product can receive approval from the FDA, a process for manufacturing the product in accordance with good manufacturing practice requirements must be developed. Failure to comply with good manufacturing practice or other US regulatory requirements could result in a product being denied approval from the FDA or, once approval for a product is issued, could result in the FDA withdrawing its approval until regulatory compliance is re-established.

South Korea
The Korean Food and Drug Administration (‘‘KFDA’’) is the regulatory authority for the regulation of the vaccine industry in Korea. KFDA is one of the leading regulatory authorities in Asia and employs competent staff for the review of vaccine product submissions, the control of manufacturing and the release of vaccines of Korean production. KFDA regulates vaccines under the Korean Pharmaceutical Law, which establishes the requirements for the lawful marketing of pharmaceutical products, i.e. quality, efficacy and safety. Different kinds of product permits are foreseen for the approval of products for the domestic market, respectively for the export situation. International standards as established by the International Conference on Harmonization for the structure and content of product dossiers are recognized by KFDA while the authority reserves the right to ask for specific input and data as result of the regulatory review. The timelines for the review of submission dossiers are defined by the law and, therefore, predictable to a certain extent.

Regulation outside the European Union, the United States and South Korea
Highly regulated countries such as the United States, Australia and Canada are to be distinguished from those where similar regulation is only just emerging. Harmonization of standards and formats between the EU, the United States and Japan, which is coordinated by the International Conference on Harmonization, will have a global impact.

In some countries, limitations may be placed on the price at which products may be sold and the amount of royalties payable to licensors.

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SELECTED HISTORICAL FINANCIAL DATA OF CRUCELL

The following table presents selected condensed consolidated financial information of Crucell for the years ended December 31, 2004, 2003 and 2002 on the basis of US GAAP and for the six-month periods ended June 30, 2005 and 2004 on the basis of IFRS. This selected condensed consolidated financial information should be read in conjunction with the respective audited and unaudited condensed consolidated financial statements of Crucell, including the notes thereto. The audited financial statements have been audited and review by Ernst & Young Accountants.

All amounts in this section are in thousands of euro, except for share and per share information.

	IFRS			US GAAP

	Six months ended June 30		Year ended December 31

	2005	2004	2004	2003	2002

	Unaudited			Audited
Statements of operations
Total revenues	16,058	12,020	22,622	7,424	9,575
Cost of service fees	(4,107)	(1,575)	(5,644)	(399)	—
Research and development	(13,515)	(10,848)	(20,468)	(21,885)	(24,252)
Selling, general and administrative	(5,534)	(7,701)	(14,704)	(7,606)	(10,386)
Developed technology amortization	(1,067)	900	(1,966)	(1,330)	(1,331)
Goodwill impairment	—	—	—	—	(30,891)
Stock-based employee compensation	(1,368)	(1,376)	(2,566)	(2,696)	(1,371)
Financial income, net	460	222	1,395	3,106	2,986
Provision for income taxes	—	—	—	—	—

Net loss for the period	(9,073)	(10,158)	(21,331)	(23,386)	(55,670)

Net loss per share/ADS—basic and diluted	(0.24)	(0.28)	(0.59)	(0.65)	(1.57)
Weighted average shares/ADSs
outstanding—basic and diluted	38,298	36,241	36,383	35,921	35,548

	IFRS			US GAAP

	As of		As of December 31,

	June 30,	December 31,
	2005	2004	2004	2003	2002

	Unaudited			Audited
Balance sheet data
Total current assets, of which:	132,585	84,155	84,155	100,415	114,477
Cash and cash equivalents	120,285	76,711	76,711	87,210	110,645
Total non-current assets, of which:	21,623	16,860	14,736	13,991	15,380
Property, plant and equipment	9,648	10,465	10,465	11,333	11,153
Securities available for sale	8,776	—	—	—	—

Total assets	154,208	101,015	98,891	114,406	129,857

Total current liabilities, of which:	14,115	14,773	14,773	11,716	12,799
Short-term portion deferred revenues	5,247	6,373	6,373	5,371	2,334
Total long-term liabilities, of which:	2,715	5,583	5,583	11,045	5,649
Long-term portion deferred revenues	2,073	4,198	4,198	8,448	3,698

Total liabilities	16,830	20,356	20,356	22,761	18,448

Total shareholders’ equity	137,378	80,659	78,535	91,645	111,409

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	IFRS			US GAAP

	Six months ended June 30		Year ended December 31

	2005	2004	2004	2003	2002

	Unaudited			Audited
Statements of cash flow data
Net cash provided by/(used in) operating
activities	(10,686)	3,690	(5,386)	(22,055)	(12,500)
Net cash used in investing activities	(635)	(5,008)	(6,131)	(2,046)	(2,972)
Net cash provided by financing activities,
of which:	54,895	384	1,018	666	5,874
proceeds from the issuance of ordinary
shares, net of offering costs	55,491	215	1,409	310	994
Net increase/(decrease) in cash and cash
equivalents	43,574	(934)	(10,499)	(23,435)	(9,598)

The following information has been derived from the condensed interim financial statements for the period ended June 30, 2005, prepared in accordance with IFRS.

Application of IFRS by Crucell
General
In principle Crucell reports its financial results in accordance with US GAAP. US GAAP will continue to be the primary accounting standard for Crucell’s quarterly financial results and annual financial reports. However, companies quoted on Euronext are also required to publish financial statements in accordance with IFRS. In addition to quarterly and annual reports in accordance with US GAAP, Crucell will also publish half year and annual financial statements in accordance with IFRS. The 2005 annual report for statutory purposes will be based on IFRS, rather than Dutch GAAP as in prior years.

Status of presented data under IFRS
Like other EU listed companies, we prepare financial statements under IFRS for external reporting purposes as of January 1, 2005. In order to provide shareholders with comparative data we made a transition to IFRS as from January 1, 2004. We will issue our full IFRS financial statements for the year 2005 in 2006. These financial statements will contain audited comparative data for the full year 2004 under IFRS. There is a possibility that due to the continued developments in (endorsed) IFRS the condensed interim financial statements may require adjustments before constituting the final IFRS financial statements. For this reason, amongst other things, changes may be required to the presented comparatives.

Crucell adopted endorsed IFRS standards issued at December 31, 2004.

Reconciliation statement between US GAAP and IFRS
A full set of our US GAAP policies is available in our 2004 annual report. The effects of the application of US GAAP to IFRS for net loss and shareholders’ equity in the first half-year 2005 and the second quarter 2005 are set out in the tables below.

All amounts in this table are in thousands of euro and unaudited.

		Six months period ended

		June 30,	June 30,
	Notes	2005	2004

Net loss
Net loss reported in accordance with IFRS		(9,073)	(10,158)
Result investments non-consolidated companies	(1)	455	560
Share-based compensation	(2)	73	508

Net loss reported in accordance with US GAAP		(8,691)	(9,090)

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		As of	As of
		June 30,	December 31,
	Notes	2005	2004

Shareholders’ equity reported in accordance with IFRS		137,378	80,659
Investments in non-consolidated companies	(1)	—	(2,124)

Shareholders’ equity reported in accordance with US GAAP		137,378	78,535

		June 30,	December 31,
	Notes	2005	2004

Components of shareholders’ equity
Ordinary shares reported in accordance with IFRS		9,865	8,850
Reconciling items		—	—

Ordinary shares reported in accordance with US GAAP		9,865	8,850

Additional paid-in capital reported in accordance
with IFRS		277,130	220,457
Purchase accounting U-BiSys	(3)	128,697	128,697
Share-based compensation	(2)	(337)	13

Additional paid-in capital reported in accordance
with US GAAP		405,490	349,167

Deferred compensation reported in accordance with
IFRS		(2,670)	(3,667)
Share-based compensation	(2)	(868)	(1,291)

Deferred compensation reported in accordance with
US GAAP		(3,538)	(4,958)

Net unrealized gains reserve reported in accordance
with IFRS		7,107	—
Investments in non-consolidated companies	(1)	1,669	—

Other comprehensive income reported in accordance
with US GAAP		8,776	—

Accumulated deficit reported in accordance with IFRS		(154,054)	(144,981)
Purchase accounting U-BiSys	(3)	(128,697)	(128,697)
Investments in non-consolidated companies	(1)	(1,669)	(2,124)
Share-based compensation	(2)	1,205	1,278

Accumulated deficit reported in accordance with
US GAAP		(283,215)	(274,524)

Key differences between US GAAP and IFRS
(1) Result investments non-consolidated companies
The non-consolidated company represents the 20.8% ownership that Crucell holds in Galapagos N.V. (‘‘Galapagos’’). In accordance with US GAAP, the investment in Galapagos is accounted for under the equity method. In 2002, Crucell’s proportional share of Galapagos’ net loss reduced the carrying amount of the investment to zero. During 2003 Galapagos raised additional capital through venture capitalists. In accordance with US GAAP, the resulting dilution gain was not accounted for in Crucell’s books.

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In the second quarter of 2005 Galapagos became a public entity through an initial public offering on Euronext (Amsterdam and Brussels). Consequently, Crucell’s share in Galapagos was diluted to 11.7%, and Crucell ceased to have ‘‘significant influence over the investee’’. Due to the dilution, Crucell classified the investment in Galapagos as ‘‘available for sale’’, where unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) are excluded from earnings and reported in other comprehensive income until realized. The unrealized gain in accordance with US GAAP amounted to € 8,776 as at June 30, 2005.

In accordance with IFRS, prior to the initial public offering, the 20.8% investment in Galapagos was considered an ‘‘associate’’. IAS 28 clarifies that investments in associates over which the investor has significant influence must be accounted for using the equity method. Contrary to US GAAP, under IFRS the 20.8% investment in Galapagos should be reported using the net asset value of Galapagos, with a maximum of nil (as Crucell has no obligation to fund the incurred losses of the investment). The dilution gain resulting from the capital increase during 2003 is therefore part of Crucell’s income for the year.

As Crucell’s shareholding decreased to 11.7%, due to the initial public offering of

Galapagos, Crucell ceased to have significant influence. IAS 28 states that an investor shall discontinue the use of the equity method from the date that it ceases to have significant influence over an associate and shall account for the investment in accordance with IAS 39 from that date.

Under IAS 39 the shareholding in Galapagos should be classified as ‘‘available for sale’’. A gain or loss on an available-for-sale financial asset shall be recognized directly in equity, through the statement of changes in equity, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the entity’s right to receive payment is established. As of the date of dilution, the investment in non-consolidated companies had a carrying value of € 1,669 resulting in an unrealized gain of € 7,107 in accordance with IFRS.

(2) Share-based compensation
General
For US GAAP purposes, share-based compensation is accounted for under the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123. ‘‘Accounting for Stock Based Compensation’’. Crucell values stock options issued based upon the Black Scholes option pricing model and recognizes this value as an expense over the period in which the options vest.

For IFRS purposes, share-based compensation is accounted for under the fair value method in accordance with IFRS 2 ‘‘Share-based Payment’’.

Difference between US GAAP and IFRS with respect to non-employees

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force (‘‘EITF’’) No. 96-18, ‘‘Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services’’, as the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measurable. Unvested stock options granted to consultants are recorded at fair value, which are re-measured at each reporting date, until a measurement date occurs (as the consultant agreements of Crucell do not define a strict performance target, final measurement date is considered to be the contract-end date).

IFRS 2 clarifies that consultants can be considered persons providing similar services as an employee, resulting in similar accounting treatment of share-based payments as employees.

In the second quarter of 2005 Crucell entered into several consulting agreements where for IFRS accounting purposes, the consultant is considered a person providing similar services

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as an employee, while in accordance with US GAAP these consultants are considered to be non-employees. Consequently the US GAAP share-based expenses for the six-month period ended June 30, 2005 are € 8 higher than the IFRS share-based expenses.

Difference between US GAAP and IFRS with respect to option accounting method

Crucell granted options to employees which are exercisable immediately from the date of grant. However, the option plan contains profit retribution clauses which apply when an employee leaves. Under US GAAP and IFRS the option plan is treated as an option plan with graded vesting periods.

Graded vesting under IFRS is to be accounted for using the accelerated method for share-based compensation. In certain circumstances under US GAAP a choice can be made to recognize share-based compensation in accordance with the accelerated method or straight-line method. Crucell’s accounting policy under US GAAP for the existing option plans is the straight-line method.

(3) Purchase accounting U-BiSys B.V.
The IFRS opening balance sheet at January 1, 2004 was prepared using the Dutch statutory annual report as the basis for conversion to IFRS. In accordance with Dutch GAAP all goodwill, being the difference between the purchase price and the aggregate fair value of property, plant and equipment, intangible and tangible assets and liabilities in a business combination, was charged to shareholders’ equity (additional paid-in capital). Applying IFRS 1 ‘‘First-time adoption’’, restatement of prior periods is not required, except for items that would qualify for capitalization in accordance with IFRS.

The component of goodwill recorded directly to shareholders’ equity in accordance with Dutch GAAP, related to the acquisition of U-BiSys B.V. in 2000.

Under US GAAP, Crucell recorded, based upon an independent valuation, its allocation of the purchase price in excess of the fair value of the net tangible assets acquired to intangible assets and in-process research and development, totaling € 50,782 and € 84,141 respectively. At the date of acquisition the intangible assets consisted principally of developed technology valued at € 6,652, workforce valued at € 4,487 and goodwill valued at € 36,643. Acquired in-process R&D was immediately expensed, as it had no alternative future use, while developed technology, work force and goodwill were capitalized and amortized. These charges were all recorded through Crucell’s statement of operations, impacting accumulated deficit.

Effective January 1, 2002, Crucell adopted the provisions of Statement of Financial Accounting Standards No. 141 (‘‘SFAS 141’’) ‘‘Business Combinations’’ and SFAS No. 142, ‘‘Goodwill and Other Intangible Assets’’ (‘‘SFAS 142’’). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets apart from goodwill. Crucell evaluated its goodwill and intangible assets acquired prior to June 30, 2001 using the criteria of SFAS No. 142, which resulted in the remaining unamortized balance of the workforce intangible asset related to the business combination in 2000 being subsumed into goodwill on January 1, 2002. SFAS No. 142 requires that purchased goodwill no longer be amortized, but instead be tested for impairment at least annually. Crucell performed a transitional impairment test on January 1, 2002, which did not result in the impairment of goodwill. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase, if necessary, measures the amount of impairment. Crucell completed the first phase of its annual impairment test during the fourth quarter of 2002 and found the carrying value of goodwill to be impaired. During the second phase, Crucell determined the full amount of its recorded goodwill of € 30,891 was impaired based upon the excess of Crucell’s net book value over its market capitalization on the date of testing. This impairment charge was fully recorded through Crucell’s statement of operations.

Under IFRS 1 only developed technology of € 6,652 is capitalized and amortized. The workforce and goodwill were deducted from share premium in accordance with Dutch GAAP.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF CRUCELL

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements in accordance with US GAAP for the years ended December 31, 2004, 2003 and 2002 and our unaudited (reviewed) condensed interim financial statements in accordance with IFRS for the six-month period ended June 30, 2005, including the notes thereto.

The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this Prospectus, the words ‘‘intend’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘plan’’, and ‘‘expect’’ and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Shareholders’ Circular. See ‘‘Important Information—Forward looking statements’’ and ‘‘Risk factors’’.

All amounts in this section are in thousands of euro, except share and option data.

General
We are a biotechnology company that combines proprietary technologies to discover, develop and produce a variety of biological products for the prevention and treatment of infectious diseases. Unlike the technologies generally employed in our industry, our technologies enable the development and production of biological products that may overcome the limitations inherent in many currently available products. We face a variety of challenges and opportunities in bringing our products to market and responding to the dynamics of the biotechnology industry, which is characterized by rapid change and intense competition. Our strategy revolves around continued investment in research and product development, particularly related to infectious diseases, expanding the portfolio of licensees using our proprietary technology, partnering with global industry leaders, and working to improve our operating results and financial strength. Our financial strength and ability to adapt to the current market and economic conditions are dependent, in part, on the cost of bringing novel vaccines to market in our chosen field, the success of our licensees in developing commercial products using our technology, and effective management of our working capital.

We generate revenue and cash flow primarily through the licensing of our proprietary technology. In areas where we are not developing our own products, we offer our PER.C6 technology to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. Within our chosen areas of focus, we sometimes collaborate with leading biopharmaceutical manufacturers to develop products or processes.

With the discussion of our financial condition and results of operations that follows, we intend to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

Critical accounting policies
The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and requires us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include revenue recognition, the assessment of recoverability of our intangible assets, which impacts the valuation of intangible assets, and the determination of the fair value of stock-based compensation, which impacts compensation expense. Below we discuss these policies further, as well as the estimates and judgments involved.

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The development and selection of our critical accounting estimates have been discussed by management with our audit committee.

Revenue and revenue recognition
Licensing our PER.C6 technology to third parties is a key element of our strategy to establish PER.C6 as the cell line of choice in the biopharmaceutical industry. Our license agreements generally provide for a non-refundable payment upon signing, a non-refundable fixed annual or fixed semi-annual payment (which is generally creditable against future royalty payments) payable in arrears and royalty payments calculated as a percentage of the net sales of the licensee using our technology. The payment upon signing under these license agreements is generally larger than the subsequent annual or semi-annual payments. Certain license agreements provide for additional non-refundable license fees to be paid upon the achievement of contractually defined milestones.

We also aim to generate revenues in the future from the commercial distribution of biopharmaceutical products developed using our core technologies. We intend to market our own products through collaborations or strategic alliances with third parties, particularly pharmaceutical and biopharmaceutical companies. The timing and nature of these arrangements will depend on a number of factors, including the product’s likelihood of clinical success, its stage of development, its commercial potential and the resources and abilities of our prospective partner.

We earn revenues from government grants received from the Dutch government and the European Union. We expect to continue to generate revenues from such government grants in the future. We have also filed grant proposals and expect to generate additional revenues from grants from non-governmental, semi-governmental and governmental bodies in the United States. Grants generally take the form of reimbursements for specific expenses incurred in connection with approved scientific research activities. We intend to continue to apply for available public grants and non-governmental organization support in the future, though the timing and amount of any grant revenues are uncertain. We recognize revenues from grants when we incur the related expenses and collectibility of the grant is probable.

We recognize initial fees related to the licensing of our technology as revenues over the period of our significant continuing performance obligations, if any, and upon persuasive evidence of an arrangement and delivery of the associated technology. Under certain arrangements, we have no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, the initial license fees recognized as revenue relate to the complete transfer of our fully developed technology to the licensee and represent the culmination of the earnings process.

While for the majority of our license agreements we have no significant continuing performance obligations subsequent to the delivery of the associated technology, in certain arrangements we collaborate with a licensee to achieve certain specified results. Under these agreements, we have significant continuing performance obligations related to research and development subsequent to the delivery of the licensed technology. We recognize non-refundable up-front payments as revenue over the expected period of our significant continuing involvement, the term of which is consistent with our development plans. Our two most significant collaboration agreements are with DSM Biologics and sanofi pasteur. In 2003, we recognized revenue of € 1,250 related to our arrangement with DSM and no revenue related to our arrangement with sanofi pasteur. In 2004, we recognized revenue of € 5,250 related to our arrangement with DSM and € 5,792 related to our arrangement with sanofi pasteur.

Certain of our license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. We recognize such additional license fees as revenue when the amounts become due and payable.

In addition to the initial fee, our arrangements generally provide that the licensees make semi-annual or annual payments (‘‘license maintenance fees’’) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance

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fees upon 30 days’ to 90 days’ notice. We recognize annual and semi-annual non-refundable license maintenance fees as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid generally will reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Although we have not received royalty payments from our licensees to date, we will recognize royalties as revenue when they become fixed and payable, to the extent we receive such royalties in the future.

As part of various collaboration agreements, we receive service fees for work performed under such agreements.

Intangible assets
We perform tests for impairment of intangible assets whenever events or circumstances suggest the value of such assets may be impaired. At December 31, 2004, our intangible assets consisted entirely of developed technology with a net carrying value of € 4,047. To evaluate potential impairment of developed technology, we assess whether the future cash flows related to the asset will be greater than its current carrying value. Accordingly, while our cash flow assumptions are consistent with the plans and estimates we are using to manage the underlying business, there is significant judgment in determining the cash flows attributable to our developed technology over its estimated useful life. However, a reduction of the projected annual cash flows attributable to our developed technology of up to 50% would still not have resulted in an impairment charge.

Stock-based compensation
We account for employee stock-based compensation in accordance with the fair value method under Statement of Financial Accounting Standard No. 123, ‘‘Accounting for Stock-Based Compensation’’ and we account for non-employee stock-based compensation in accordance with Emerging Issues Task Force No. 96-18, ‘‘Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.’’ We value our stock options and stock warrants using the Black-Scholes and Bloomberg pricing models which require us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option or stock warrant. These estimates have been prepared based upon our historical experience and our best estimation of the future. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, would have a significant impact on the amount of compensation expense recognized.

Results of operations
Results of first half year 2005 in accordance with IFRS
Revenue
Crucell’s revenues for the first half of 2005 amounted to € 16,058, up 34% on the € 12,020 recorded in the same period of 2004. License revenues in the first half year were € 8,306 compared to € 7,875 last year.

Service fees amounted to € 5,115 for the half year compared to € 2,155 for the same period in 2004.

Government grants and other revenues of € 2,637 for the half year compare with € 1,990 for the first half of 2004.

Crucell seeks to increase revenues from year to year. Crucell has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Results
The net loss for the first half of 2005 was € 9,073, or € 0.24 net loss per share, a decrease of 11% compared to the net loss of € 10,158, or € 0.28 net loss per share for the first six months of 2004.

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Total research and development expenses in the first half-year 2005 were € 13,515, compared to € 10,848 in the same period of 2004. Cost of service fees were € 4,107 compared to € 1,575 in the first half of 2004, reflecting the strong increase in service fees year on year.

Selling, general and administrative expenses for the first half of 2005 were € 5,534, a significant decrease from the € 7,701 in the same period last year. This is due to a reduction in warrant expenses included in SGA as well as a reduction in other administrative expenses.

Cash flow and cash position
Cash and cash equivalents recorded a net increase of € 43,574 in the first half of 2005. Cash used in operations was € 10,686. Crucell raised € 52.2 million in a private equity offering priced at € 14.50 per share. The capital raised will support the acceleration of Crucell’s product development with new opportunities in antibodies and therapeutic proteins. Total net proceeds from the private placement in May 2005 in addition to proceeds from options exercised in the first six months of 2005 amount to € 55,491. Furthermore, total lease payments made and investments in equipment amount to € 1,231. Crucell’s cash and cash equivalents amounted to € 120,285 on June 30, 2005.

Years ended December 31, 2004, 2003 and 2002 in accordance with US GAAP
Revenues
The following table shows our revenues for each of the years in the three-year period ended December 31, 2004, and the percentage changes between these periods.

	Year ended December 31

				% Change	% Change
	2002	2003	2004	2002-2003	2003-2004

License revenues	€ 6,664	€ 4,800	€ 12,429	(28.0)	158.9
Service fees	—	404	5,712	100.0	1,313.9
Government grants and other
revenue	2,911	2,220	4,481	(23.7)	101.8

Total revenues	€ 9,575	€ 7,424	€ 22,622	(22.5)	204.7

Our total revenues increased by 204.7% in 2004 compared with 2003, and decreased by 22.5% in 2003 compared with 2002. In 2004, the increase in total revenues compared to 2003 is primarily due to an increase in license revenues from new and existing contracts of € 7,629 or 158.9%, an increase in service fees for collaboration agreements of € 5,308 and an increase in government grant and other revenues of € 2,261 or 101.8% . The decrease in 2003 compared to 2002 was primarily due to a decrease in license revenues of € 1,864 or 28.0% . The decrease in license revenue was principally due to a decrease in initial license fees from new license arrangements in 2003 and, to a lesser extent, existing licensees electing not to continue their license arrangement. In 2004, we recognized revenue of € 3,886 from 18 new PER.C6 license arrangements versus € 587 from 10 new PER.C6 license arrangements in 2003. Also, a significant initial license fee from an arrangement we entered into with sanofi pasteur in 2003 was not recognized as revenue, but is deferred and will be recognized as revenue over three years, the period of our expected continuing involvement. During 2003, existing licenses with Cell Genesys, Inc., NatImmune A/S, Novavax, Pfizer, Inc., and Schering AG were terminated. In the aggregate, annual payments from these license arrangements and options amount to € 536.

Revenues generated from government grants and other revenue increased 101.8% in 2004 to € 4,481 after a decrease of 23.7% in 2003. The increase in 2004 is primarily a result of additional subsidies that were granted by the Dutch government and additional revenues recognized from our services. The decrease in 2003, amounting to € 691, was primarily a result of a decreased level of production fees received in connection with our production facility, and lower reimbursable research and development expenses. Total fees recognized

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as revenues in connection with our production facility in 2004 and 2003 were € 1,040 and € 235, respectively.

In the past, we have experienced significant fluctuations in quarterly revenues and expect to continue to experience such fluctuations in the future.

Costs and expenses

The following table shows our costs and expenses for each of the years in the three-year period ended December 31, 2004, and the percentage change between these periods.

	Year ended December 31

				% Change	% Change
	2002	2003	2004	2002-2003	2003-2004

Cost of service fees	€ —	€ 399	€ 5,644	100	1,314.5
Research and development	24,252	21,885	20,468	(9.8)	(6.5)
Selling, general and
administrative	10,386	7,606	14,704	(26.8)	93.3
Developed technology
amortization	1,331	1,330	1,966	—	47.8
Goodwill impairment	30,891	—	—	(100.0)	—
Stock-based employee
compensation	1,371	2,696	2,566	96.6	(4.8)

Total costs and expenses	€ 68,231	€ 33,916	€ 45,348	(50.3)	33.7

Research and development expenses. In 2004, research and development expense represented 45.1% of our total costs and expenses. We expect that our expenses will continue to consist principally of research and development expenses, primarily to support development of our technology platforms and research on potential products based on these platforms. Research and development expenses consist primarily of salaries and other personnel-related expenses for research and development personnel, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible assets related to research and development, and lease expenses. Research and development expenses also include fees we pay to third parties who conduct research on our behalf.

Research and development expenses decreased by 6.5% in 2004 compared with 2003 after a decrease of 9.8% in 2003 compared with 2002. The decrease in 2004 was due to an increase in the allocation of research and development related expenses to cost of service fees. The number of research and development employees increased from 151 at the end of 2003 to 169 at the end of 2004.

The decrease in 2003 was partially due to a decrease in our number of full-time employees engaged in research and development during 2003 from 154 at the end of 2002 to 151 at the end of 2003. During 2002 we had a maximum of 196 full-time employees, which resulted in a significant increase in laboratory expenses. In addition, fees paid for research and development performed by third parties decreased from € 2,300 in 2002 compared to € 1,794 in 2003. Finally, the decrease of research and development activities in 2003 compared to 2002 was due to changes made to our overall compensation programs and severance benefits paid to employees in 2002, including a severance payment of € 650 to our former Chief Scientific Officer.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses for personnel in the area of finance, human resources, business development, investor relations, legal and general management, costs of professional services (such as financial, legal, and accounting) and lease expenses.

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In 2004, selling, general and administrative expenses were € 14,704, an increase of 93.3% compared to € 7,606 in 2003. This increase was primarily driven by increases in non-cash expenses of € 4,800. Non-cash expenses consisted of a € 3,100 increase in warrant expenses as a result of share price increases, and a € 1,700 non-cash increase in compensation expense. This is related to a one-time, non-cash reduction of compensation expenses in 2003. The remaining € 2,298 increase in selling, general and administrative expenses was mainly due to increases in insurance premiums, advisory costs and compensation expenses over the year.

Selling, general and administrative expenses decreased by 26.8% in 2003 compared with 2002. The decrease in 2003 was primarily due to changes in our overall compensation programs and, to a lesser extent, continued focus on operational cost control. In addition to employee salaries, our compensation program includes the issuance of options to employees as a means of attracting and retaining talented personnel. As described in our December 31, 2004 financial statements, our stock option plan provides for the issuance of stock options with an exercise price that exceeds the fair value of our Ordinary Shares on the date of grant. Under the terms of a cash bonus plan, if an employee maintains continuous employment with us for a period of four to five years and exercises the option in the last month of the option term, the employee receives a cash bonus. We recognize compensation expense rateably during the employment period required under the cash bonus plan.

In January 2003, the Crucell Supervisory Board approved a stock option plan whereby employees previously awarded options with an exercise price of € 21.00 were able to exchange such options for an equal number of new options with an exercise price of € 3.49. In conjunction with the replacement of these options, participating employees forfeited their right to receive the cash bonus related to the € 21.00 option award. Accordingly, Crucell recorded a reduction in compensation expense of € 2,300 related to the forfeited cash bonus awards. This reduction in compensation expense is a one-time, non-cash charge and is not indicative of operational changes that will benefit future periods.

In April 2004, the Crucell Supervisory Board approved a new option plan whereby employees and the Crucell Supervisory Board are granted options with an exercise price 126% greater than the average closing stock price of Crucell on the three days preceding the option grant date and a five-year life. The options are subject to profit retribution provisions. Such provisions entitle Crucell to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to Crucell decreases rateably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to Crucell if the employee terminates employment prior to the end of the three-year period.

Developed technology amortization. Amortization of developed technology was € 1,966 and € 1,330 in 2004 and 2003, respectively. In 2004, the amortization relates to developed technology acquired in 2004 and acquired in connection with a business combination in June 2000. The amortization in 2003 only relates to developed technology acquired in 2000. We amortize the developed technology using the straight-line method over a 5-year period. The carrying value at December 31, 2004 was € 3,381 for the developed technology acquired in 2004 and € 666 for the developed technology acquired in 2000.

Goodwill amortization and goodwill impairment. Beginning January 1, 2002, upon the adoption of SFAS No. 142, we ceased amortizing goodwill on a straight-line basis and began subjecting goodwill to annual impairment tests. We performed the first annual impairment test at the end of 2002 and determined the full amount of our goodwill of € 30,891 was impaired and the amount was charged to operations.

Stock-based employee compensation. Stock-based employee compensation decreased to € 2,566 in 2004 from € 2,696 in 2003 after an increase compared to € 1,371 in 2002. The increase in 2003 compared to 2002 was primarily due to the issuance of 2,512,554 options during the year and changes made to the terms of all outstanding stock options to Crucell Supervisory Board members such that the options vest immediately and are no longer

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subject to profit retribution provisions. Accordingly, we recognized compensation expense of € 495 representing the total amount of deferred compensation associated with options held by members of the Crucell Supervisory Board.

Interest income

The following table shows our net interest income for each of the years in the three-year period ended December 31, 2004, and the percentage change between these periods.

	Year ended December 31

				% Change	% Change
	2002	2003	2004	2002-2003	2003-2004

Interest income, net	€ 3,547	€ 2,143	€ 1,503	(39.6)	(29.9)

Net interest income decreased 29.9% in 2004 compared with 2003 and decreased 39.6% in 2003 compared with 2002. The decreases in 2004 and 2003 are primarily the result of lower average interest yields on available cash balances and lower cash balances due to the funding of operations.

Interest expenses relating to capital lease contracts are included in the foregoing. Those expenses amounted to € 221 in 2003 and € 212 in 2004.

Equity in losses of unconsolidated investments
We incurred a net loss of € 507 in 2002, representing our share of the net losses of Galapagos. During 2002 our proportional share of the losses of Galapagos reduced the carrying amount of our investment to zero and therefore no equity losses were recognized in 2003 and 2004.

Liquidity and capital resources
As of December 31, 2004, we had € 76,711 in cash and cash equivalents.

To date, we have financed our operations primarily through equity issuances (including exercises under stock-based compensation plans). Since our initial public offering in 2000, which generated net proceeds of € 128,003, proceeds from equity issuances amounted to € 3,149, including € 1,409 in 2004. In 2004, 2003 and 2002, we received proceeds of € 741, € 1,258 and € 5,349, respectively, from sale and leaseback transactions.

We made capital investments in plant and equipment of € 2,972 in 2002, € 3,448 in 2003 and € 2,114 in 2004. In 2003, we received proceeds of € 1,306 from the sale of available-for-sale securities, which were received in exchange for services rendered. We did not maintain any available-for-sale securities as of December 31, 2004.

In 2004 we acquired the outstanding capital stock of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam, The Netherlands. The acquisition has been accounted for as an acquisition of developed technology. We paid € 4,017 in cash and entered into a contingent payment agreement that could result in an additional payment of € 7,000 upon our receipt of revenues generated from the STAR technology. After the payments of the contingent consideration, we will pay a royalty on revenues generated from the STAR technology through the date the STAR technology patent expires.

Our cash flow from financing activities decreased from € 5,874 in 2002 to € 666 in 2003 and increased to € 1,018 in 2004. The decrease in 2003 was primarily due to a decrease in proceeds from sale and leaseback transactions of € 4,091 to € 1,258. The increase in 2004 was primarily a result of additional proceeds from the issuance of Ordinary Shares that resulted from the exercise of employee stock options. We do not expect to generate significant cash proceeds from sale and leaseback transactions in the future. In 2003 and 2004, we made principle payments under capital lease obligations of € 902 and € 1,132, respectively.

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We expect to continue to make investments in plant and equipment as required by our development programs. Investment in plant and equipment will be mainly financed through capital leases, and is not expected to impact our burn rate significantly. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to license-in the right to use such complementary technologies. We may raise additional funds through public or private financing, strategic alliances or other arrangements. We may not be able to raise additional funding. Further, any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed will harm our business and operating results.

Certain of our lease agreements contain provisions whereby we are required to make immediate payment of all amounts due under the lease in the event our cash and cash equivalents balance falls below € 25,000 or our stockholders’ equity or our cash and cash equivalents balance falls below € 75,000. At December 31, 2004, € 3,880 of amounts due under leases are subject to this provision.

Taxation
We have to date incurred net losses and, accordingly, have not paid corporate income taxes. The maximum corporate income tax rate in The Netherlands for the year 2005 is 31.5% . We have recorded a valuation allowance equal to 100% of the value of our tax loss carry forwards. At the end of 2005, The Netherlands government will probably enact a tax rate reduction. As a result of this change in law, it is anticipated that The Netherlands maximum statutory tax rate may be reduced to 29.6% in 2006 and 29.1% in 2007. Furthermore, The Netherlands government intends to reduce the maximum statutory tax rate to 26.9% in 2007. No certainty exists whether the intentions of The Netherlands government will be realized.

Tax losses can be carried forward indefinitely and set off against future taxable profits. However, on January 1, 2001, a bill was enacted that may limit the ability to set off tax losses against future profits when the beneficial ownership of a company changes. This law could limit our ability to realize the benefits of our tax loss carry forwards in the future. As a result of the Exchange Offer the beneficial ownership of our company changes. The consequences thereof in relation to this law are uncertain. Furthermore, The Netherlands government intends to abolish the ability to offset tax losses carried forward in time indefinitely. The exact intentions are not yet clear. No certainty exists whether these intentions will be realized. We had tax loss carry forwards of € 85,766, € 68,802, and € 55,289 at December 31, 2004, December 31, 2003 and December 31, 2002, respectively.

Research and development
Our research and development spending totaled € 20,468, € 21,885 and € 24,252 for the years 2004, 2003 and 2002, respectively. For a description of our research and development practices and policies, see ‘‘Business of Crucell —Research and development’’.

Trend information
Please see ‘‘Business of Crucell’’ for trend information.

Off-balance sheet arrangements
We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

Tabular disclosure of contractual obligations and commercial commitments
Future minimum payments for all contractual obligations for years subsequent to December 31, 2004 are as follows:

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		Less than			More than
	Total	1 year	1-3 Years	3-5 Years	5 years

Contractual Obligations
Operating leases	9,285	1,838	3,692	3,654	101
Capital leases, short term	1,345	1,345	—	—	—
Research and license	5,151	1,828	3,323	—	—
Other long-term liabilities agreements:
Long term obligations capital leases	1,443	—	1,443	—	—
Long term obligations deferred
revenues	4,198	—	4,198	—	—

Total	€ 21,422	€ 5,011	€ 12,656	€ 3,654	€ 101

As of December 31, 2004, certain lease agreements contained provisions whereby we are required to make immediate payment of all amounts due under the lease in the event our cash and cash equivalents balance falls below € 25,000 or stockholders’ equity or cash and cash equivalents balance falls below € 75,000. As of December 31, 2004, € 3,880 of amounts due under leases were subject to these provisions. As of March 2005 these covenants have been withdrawn for several contracts. Consequently, only € 1,800 of amounts due under leases were subject to these provisions as of March 2005.

Recent accounting pronouncements
In December 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (‘‘SFAS No. 123 (R)’’). This statement supersedes Accounting Principles Board (‘‘APB’’) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 (R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of Crucell or liabilities that are based on the fair value of Crucell’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a ‘‘fair-value’’-based method and recognized as expense in our consolidated statement of operations. SFAS No. 123 (R) is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. As we have historically accounted for share-based compensation arrangements under the ‘‘fair value’’ method, we do not anticipate a significant impact upon the adoption of SFAS 123 (R) on our consolidated financial statements.

Quantitative and qualitative disclosures concerning market risk
We are exposed to market risk related to changes in interest rates and foreign currency exchange rates between the U.S. dollar and the euro.

Interest rate sensitivity
We are exposed to interest rate fluctuations in connection with our cash and cash equivalents that have maturities of less than three months. Substantially all of our cash and cash equivalents consist of bank deposits. We also hold a limited amount of commercial paper issued by European institutions that are at least AA-rated and that have a maturity of less than three months. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio.

Foreign currency exchange risk
The majority of our revenue, expense and capital purchasing activities are transacted in euros. However, since we are party to certain licenses with United States based companies, we are exposed to changes in exchange rates between the euro and the U.S. dollar.Because we receive revenues under U.S. licenses in U.S. dollars, and such revenues are

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converted to euros for purposes of our financial reporting, we can benefit from a weaker euro and can be adversely affected by a stronger euro relative to the U.S. dollar. Accordingly, changes in foreign exchange rates, and in particular a strengthening of the euro, vis-a `-vis the U.S. dollar, may adversely affect our consolidated sales and operating margins as expressed in euros. We currently do not hedge currency exposure. However, we may hedge currency exposure in the future if we believe it is appropriate to do so.

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SELECTED HISTORICAL FINANCIAL DATA OF BERNA

The following table presents selected combined financial information of Berna for the years ended December 31, 2004 and 2003, based on IFRS and the financial information for the year ended December 31, 2003 and 2002, based on Swiss GAAP, and for the six months ended June 30, 2005 and 2004, based on IFRS. This selected combined financial information should be read in conjunction with the respective audited and unaudited combined financial statements of Berna, including the notes thereto. The audited financial statements have been audited by KPMG Accountants.

All amounts in this section are stated in CHF ’000.

		Year ended December 31

	Audited according to		Audited according to
	IFRS		Swiss GAAP

	2004	2003	2003	2002

Income statement data
Net sales	204,592	255,629	257,277	189,421
Other income	4,014	4,280	7,327	4,998
Total expenses	90,767	102,126	102,764	91,933
Earnings before interest and tax (EBIT)	(21,048)	21,031	24,727	(3,423)
Net financial result	(3,061)	(1,803)	(2,273)	8,438
Income tax	2,542	1,063	(0,905)	(7,886)

Consolidated net income/loss (1)	(23,321)	20,018	19,850	(4,361)

Balance sheet data
Total current assets, of which:	290,358	316,516	322,638	179,467
Cash, cash equivalents and securities	168,099	214,586	214,586	68,350
Inventories	53,009	45,134	45,134	37,480
Total non-current assets	181,054	190,491	181,072	182,978

Total assets	471,412	507,007	503,710	362,445

Total current liabilities, of which:	78,119	59,728	69,746	79,289
Short term financial liabilities	33,693	11,154	11,186	8,372
Long term financial liabilities	39,363	62,306	62,306	24,796
Provisions and deferred taxes	24,378	34,842	36,193	53,551

Total liabilities	142,884	146,695	154,177	132,496

Minority interests	10,100	20,820	20,899	23,007

Total shareholders’ equity	318,428	339,492	328,634	206,942

Total liabilities and shareholders’
equity	471,412	507,007	503,710	362,445

Cash flow data
Operating cash flows before change in
net working capital	4,324	41,484	22,781	17,821
Net cash flows from operating activities	(21,629)	46,541	47,644	(0,175)
Net cash flows from investing activities	(49,578)	(20,791)	(23,000)	(183,219)
Net cash flows from financing activities	(4,696)	123,857	124,546	(0,466)
Net change in cash and cash
equivalents	(74,469)	146,307	145,870	(185,669)

(1) After the deduction of the minority interest.

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	Six months ended June 30

	2005	2004 (1)

	Unaudited
Income statement data
Net sales	65,997	70,783
Other income	4,014	0,138
Total expenses	38,281	40,711
Earnings before interest and tax (EBIT)	(13,916)	(20,694)
Net financial result	2,862	(0,338)
Income tax	(0,591)	(0,259)
Consolidated net income/loss (2)	(11,437)	(22,167)

(1)	Certain comparatives were reclassified to conform to current period’s presentation.

(2)	After the deduction of the minority interest.

	As of	As of
	June 30,	December 31,
	2005	2004

	Unaudited
Balance sheet data
Total current assets, of which:	275,794	290,358
Cash, cash equivalents and securities	169,116	168,099
Inventories	58,240	53,009
Total non-current assets	175,921	181,054

Total assets	451,715	471,412

Total current liabilities, of which:	36,362	78,119
Short term financial liabilities	2,476	33,693
Long term financial liabilities	63,183	39,363
Provisions and deferred taxes	23,453	24,378

Total liabilities	126,672	142,884

Minority interests	9,353	10,100
Total shareholders’ equity	315,690	318,428

Total liabilities and shareholders’ equity	451,715	471,412

	Six months ended June 30

	2005	2004

	Unaudited
Cash flow data
Operating cash flows before change in net working capital	(1,519)	(8,892)
Net cash flows from operating activities	8,352	(34,606)
Net cash flows from investing activities	4,102	(10,789)
Net cash flows from financing activities	(12,137)	(9,497)
Net change in cash and cash equivalents	3,340	(53,530)

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OPERATING AND FINANCIAL REVIEW AND
PROSPECTS OF BERNA

The following discussion of Berna’s financial condition and results of operations should be read in conjunction with Berna’s audited financial statements for the years ended December 31, 2004, 2003 and 2002. Berna’s audited financial statements for the year ended December 31, 2002 has been prepared in accordance with Swiss GAAP, also referred to as FER (Fachempfehlungen zur Rechnungslegung) (‘‘Swiss GAAP FER’’). As of January 1, 2003 Berna has adopted IFRS. Berna’s audited financial statements for the years ended December 31, 2003 and 2004 and Berna’s unaudited interim financial statements for the six months ending June 30, 2005 therefore, have been prepared in accordance with IFRS.

As of January 1, 2003, Berna changed the presentation of expenses in its consolidated income statement. Previously, expenses were categorized according to the nature of costs. In the new presentation, expenses are analyzed by cost center, and the relevant expense line items include the expenses attributable to that cost center. Thus, for example, in the new presentation each of the sales and marketing, research and development, and general and administrative line items includes applicable personnel expenses, depreciation charges, overhead costs, and so on. The cost-center presentation is more commonly used by companies in the biotechnology industry and companies reporting in accordance with IFRS, which Berna adopted in 2003.

The impact of this change in accounting presentation is limited to items appearing above the level of earnings before income and tax (EBIT) in Berna’s consolidated income statement. ‘‘Net sales’’ under the old nature-of-costs presentation is generally comparable to ‘‘net sales’’ under the new cost-center presentation, except that freight costs, which are reported as a sales deduction under the nature-of-costs presentation, are included in sales and marketing expense under the cost-center presentation. Otherwise, line items above the level of EBIT are not comparable as between the nature-of-costs and cost-center presentations.

The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this Prospectus, the words ‘‘intend’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘plan’’, and ‘‘expect’’ and similar expressions as they relate to us are included to identify forward-looking statements. Berna’s actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. See ‘‘Important information—Forward looking statements’’ and ‘‘Risk factors’’.

Berna presents its consolidated financial statements in Swiss Francs (CHF).

Factors affecting results of the operations
Like other biotechnology companies, Berna’s results are not significantly affected by changes in general economic conditions. Instead, significant changes in results of operations will typically be tied to the timing of new product introductions or to the opening of new markets for existing products through initiation of new sales and distribution efforts or by obtaining new regulatory approvals or winning new public tender contracts.

Research and development
Berna’s research and development costs are not capitalized, but are charged to the income statement as incurred. Such expenses comprise personnel costs for employees engaged in research and development activities, external spending for clinical trials, contract research and development and funding of academic research, patent registration costs and the overhead costs associated with Berna’s research and development facilities. Research and development expenses are presented as a separate line item in the unaudited consolidated income statements for the six months ended June 30, 2005 and 2004, and were included primarily in ‘‘personnel expenses’’ and in ‘‘other operating expenses’’ in the audited consolidated income statements for the years ended December 31 2004, 2003 and 2002.

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Pricing of vaccines in the private market
With the exception of Hepavax-Gene, Berna’s best selling hepatitis B vaccine, Berna’s products are primarily sold in the private market in Europe and, to a lesser extent, in Asia. Berna’s approach to pricing varies from product to product. Pricing of certain of its vaccines—notably, its influenza and pediatric vaccine products—is constrained by regulatory factors, including the policies of various public health authorities and private insurance schemes with respect to whether and at what level they will reimburse the cost of vaccinations. As a result, such products may command relatively low margins. Berna’s travel vaccine products, by contrast, generally are not so constrained. In addition, Berna’s products based on virosome technology, because of their high tolerability and lack of side-effects, can in some cases be priced as premium products.

Sale of vaccines in the public market
Mass immunization programs supported by governments in developing countries and the activities of international organizations (GAVI, PAHO, UNICEF, WHO) are a source of significant demand for high-quality and affordable vaccines. Sales in this public market are typically made through a tender process, in which success is principally determined by quality, price and delivery conditions. Public market sales tend to involve large volume orders, often under contracts for supply of goods extending over a period of years, but at low prices relative to sales in the private market. A significant proportion of Berna’s sales of Hepavax-Gene are made through public tenders or otherwise in this public market. Such sales have generally achieved good margins because of the cost-efficiency of the production processes for the vaccine.

Generally speaking, Berna’s other vaccine products are sold in the private market. However, Berna is currently developing certain combination vaccines and a yellow fever vaccine that would lend themselves to a public market approach. To the extent Berna is successful in developing and introducing these vaccines, sales in the public market may become a more important factor affecting Berna’s operations.

Seasonality
The Berna Group’s sales of respiratory vaccines are exposed to seasonal variations. The sales are primarily made in the second half of the business year. In other respects, the business of Berna is not significantly seasonal.

Significant accounting policies
The Berna Group adopted as of January 1, 2005 all the applicable standards that were revised in IASB’s improvements project: revised IAS 32 Financial Instruments: Presentation and Disclosure; revised IAS 39 Financial Instruments: Recognition and Measurement; revised IAS 36 Impairment of Assets; revised IAS 38 Intangible Assets; IFRS 2 Share-based Payment; IFRS 3 Business Combinations and IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

IFRS 2 Share-based payment
The most significant changes in adopting the new and revised standards relate to the accounting for share-based payments (IFRS 2). The Berna Group applied as of January 1, 2005 IFRS 2 Share-based payment to its employee share plan and management option plan, except for the options granted in 2001 and 2002, as they were granted before November 7, 2002. The recognition and measurement principles in IFRS 2 have not been applied to these options in accordance with the transitional rules in IFRS 2. The management option plan allows management of Berna to acquire Berna Shares. The options are issued for free without performance conditions. The options vest after three years and can only be exercised during a two-year period starting on the vesting date. One option entitles an employee to buy one share. The exercise price is determined by the Berna Board and generally based on the average price for the last three months before allocation. The options cannot be settled in cash. Under the employee share plan, employees receive shares free of charge when they have an employment contract with the Berna Group at the grant date. The shares are blocked for the first three years. Previously, no expense was recognized for options granted to management. Expenses for shares granted to employees were recognized in the income statement at their fair value at the date of issue, taking into account any discounts due to the blocking period of 3 years. The same amount was credited

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equity. Under IFRS 2, the fair value of the options granted is recognized as a personnel expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binominal option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognized as a personnel expense is adjusted to reflect the actual number of share options that vest. The effect of accounting for the management option plan under IFRS 2 did not have an effect on opening retained earnings. Personnel expenses increased by TCHF 282 for the period ended June 30, 2004 and by TCHF 690 for the year ended December 31, 2004, while the net loss for the same periods increased with the same amounts. Comparative figures were restated. Under IFRS 2, the fair value of the shares granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date at the market price of the Berna Shares, adjusted to take into terms and conditions upon which the shares were granted. Grant date and vesting date for the employee share plan are the same. There is no effect of accounting for the employee share plan under IFRS 2 as the fair value of the granted shares was previously measured and recognized as IFRS 2 prescribes.

Other standards
The adoption of revised IAS 1 Presentation of Financial Statements, revised IAS 27

Consolidated and Separate Financial Statements led to a different presentation of minority interest. Comparative figures were reclassified to conform with the new presentation. The adoption of IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets and revised IAS 38 Intangible Assets did not have an effect of the consolidated interim financial statements as the Berna Group does not have any goodwill or intangible assets and did not acquire any Subsidiaries during the period under review. The adoption of revised IAS 32 and 39 on financial instruments also did not have an impact on the consolidated interim financial statements. IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations did not have an impact on this interim period.

Results of operations
Results of first half year 2005 compared to the results of the first half year 2004
The following table shows Berna’s financial statements for the first six months ended June 30, 2005 and 2004.

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CONSOLIDATED INCOME STATEMENT
All amounts are in CHF ‘000	Six months ended June 30

	2005	2004 (1)

	Unaudited
Revenue	65,997	70,783
Cost of sales	(45,646)	(50,904)

Gross profit	20,351	19,879

License income	1,155	0,047
Other operating income	2,859	0,091
Marketing and sales expenses	(8,390)	(9,131)
Research and development expenses	(19,596)	(22,040)
General and administrative expenses	(10,295)	(9,540)

(Loss)/profit from operations (EBIT)	(13,916)	(20,694)

Financial result, net	2,862	(0,338)
Share of result of joint venture	(0,855)	(0,950)

(Loss)/profit before tax	(11,909)	(21,982)

Income tax (expense) / income	(0,591)	(0,259)

(Loss)/profit after tax	(12,500)	(22,241)

Minority interest	1,063	0,074

Net (loss)/profit for the period	(11,437)	(22,167)

Earnings per share – basic (CHF)	(0.30)	(0.59)
Earnings per share – diluted (CHF)	(0.30)	(0.59)

(1) Certain comparatives were reclassified to conform with current period’s presentation.

Revenue
Berna had total net sales of CHF 66,0 million for the six months ended June 30, 2005, a slight decrease from the CHF 70,8 million in net sales for the same period in 2004. Net sales attributable to Berna’s core business, meanwhile, were CHF 55.7 million (including CHF 37.2 million of core vaccines business) in the first half of 2005, up by 12.5% from CHF 49.5 million for the first half of 2004. Net sales of hepatitis B and paediatric vaccines increased by 17.5% to CHF 21.3 million, primarily as a result of a stronger demand for pediatric vaccines. Net sales of travel vaccines went up by 30.6% to CHF 12.7 million in the first half of 2005 reflecting the geographic expansion and market share gains in Europe. Net sales of other vaccines decreased slightly to CHF 2.0 million. Respiratory vaccines had a negligible effect on net sales, as sales of these products are concentrated in the second half of the year.

Sales of other core business included the Vietnam project (i.e. vaccines engineering and license contract with the Vietnamese authorities), which will phase out in the second half of 2005.

Net sales of Berna’s veterinary business for the first six months of 2005 decreased to CHF 7.9 million from CHF 11.2 million in the comparable period in 2004. Net sales attributable to divestments were CHF 1.8 million in the first half of 2005, as compared with CHF 7.0 million in the first half of 2004.

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The following table shows Berna’s net sales for each of the six-month periods ended June 30, 2005 and June 30, 2004 and the percentage change between these periods.

All amounts are in CHF ‘000	1st Half ended June 30
			% Of total
			net sales	% Change
	2005	2004 (1)	2005	2004-2005

Hepatitis B and paediatric	21,281	18,106	32.2	17.5%
Respiratory	1,267	1,947	1.9	(34.9)
Travel	12,649	9,689	19.2	30.6
Other	2,001	2,101	3.0	(4.8)

Total core vaccines	37,198	31,843	56.4	16.8

Other core business (2)	18,456	17,610	28.0	4.8

Total core business	55,654	49,453	84.3	12.5

Veterinary business	7,896	11,216	12.0	(29.6)
Other	682	3,152	1.0	(78.4)
Divestment	1,765	6,962	2.7	(74.6)

Total net sales	65,997	70,783	100.0	(6.8%)

Gross profit
Gross profit, which comprises net sales less cost of sales, amounted to CHF 20.4 million for the six months ended June 30, 2005, as compared with gross profit of CHF 19.9 million for the same period in 2004. Gross profit as a percentage of net sales increased from 28.1% for the six months ended June 30, 2004, to 30.8% for the corresponding period in 2005, reflecting the shift in the product mix.

Other operating income increased to CHF 2.9 million from CHF 0.1 million for the six months ended June 30, 2005 reflecting extraordinary income. In the same period license income increased from CHF 0.1 million to CHF 1.2 million partially due to the agreement for Aerugen with Solvay.

Expenses
Sales and marketing, research and development and general and administrative expenses for the six months ended June 30, 2005 totaled CHF 38.3 million (58.0% of net sales), as compared to CHF 40.7 million (57.5% of net sales) in the corresponding period in 2004. The absolute decline in expenses primarily reflected the reduction of employees, while the rise in overall expenses as a percentage of net sales is attributable to the relative lower decrease compared with the net sales.

Marketing and sales expenses for the six months ended June 30, 2005 were CHF 8.4 million compared to CHF 9.1 million in the corresponding period of 2004, primarily reflecting lower marketing activities. Research and development expenses for this period in 2005 were CHF 19.6 million, a decrease of CHF 2.4 million from the corresponding period in 2004, primarily caused by higher cost contribution from third parties and grants. General and administration expenses for this period were CHF 10.3 million, a small increase of CHF 0.8 million from the corresponding period in 2004, reflecting extraordinary expenses.

The following table sets forth a breakdown of Berna’s expenses for each of the six-month periods ended June 30, 2005 and June 30, 2004 and the percentage change between these periods.

All amounts are in CHF ‘000	1st Half ended june 30

			% Change
	2005	2004 (1)	2004-2005

Marketing and sales expenses	8,390	9,131	(8.1)
Research and development expenses	19,596	22,040	(11.1)
General and administrative expenses	10,295	9,540	7.9

Total expenses	38,281	40,711	(6.0)

.

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EBITDA/EBIT
Earnings before interest, tax, depreciation and amortization (EBITDA) amounted to CHF -4.9 million for the six months ended June 30, 2005, as compared with CHF -11.1 million in the corresponding period in 2004. This was primarily due to additional income from license agreements and other operating income as well as lower total expenses. As a result, earnings before interest and tax (EBIT) was CHF -13.9 million for the six months ended June 30, 2005, as compared with CHF -20.7 million for the same period in 2004.

Consolidated net income (loss)
Berna had a positive financial result of CHF 2.9 million for the six months ended June 30, 2005, as against a loss of CHF -0.3 million for the same period in 2004. The result of 2005 reflected the favorable development of foreign currencies. The result of 2004 was mainly caused by lower currency gains.

Berna had tax expenses of CHF 0.6 million for the six months ended June 30, 2005, as against taxes of CHF 0.3 million for the same period in 2004. This increase in tax expenses is due to changes in deferred taxes.

Net loss for the six months ended June 30, 2005 amounted to CHF -12.5 million, as compared with net loss of CHF -22.2 million for the same period in 2004.

Years ended December 31, 2004, 2003 and 2002
The following table shows Berna’s financial statements for each of the years in the three-year period ended December 31, 2004 and the percentage changes between these periods. Due to the fact that Berna has adopted IFRS as of 1 January, 2003 the information concerning 2003 has been provided both in accordance with Swiss GAAP and in accordance with IFRS so as to enable a comparison between the relevant financial years.

CONSOLIDATED INCOME STATEMENT
		Year ended December 31

	Audited according to		Audited according to
All amounts are in CHF ‘000	IFRS		Swiss GAAP

	2004	2003	2003	2002

Revenue	204,592	255,629	257,277	189,421
Cost of sales	(138,887)	(136,752)	(137,113)	(105,909)

Gross profit	65,705	118,877	120,164	83,512

License income	835	1,409	1,409	0,015
Other operating income	3,179	2,871	5,918	4,983
Marketing and sales expenses	(20,444)	(24,424)	(24,430)	(25,107)
Research and development expenses	(52,383)	(51,565)	(51,565)	(39,240)
General and administrative expenses	(17,940)	(26,137)	(26,769)	(27,586)

(Loss)/profit from operations (EBIT)	(21,048)	21,031	24,727	(3,423)

Financial result, net	(3,061)	(1,803)	(2,273)	8,438
Share of result of joint venture	(2,077)	(1,546)	(1,546)	(0,715)

(Loss)/profit before tax	(26,186)	17,682	20,908	4,300
Income tax (expense) / income	2,542	1,063	(0,905)	(7,886)

(Loss)/profit after tax	(23,644)	18,745	20,003	(3,586)
Minority interest	323	1,273	(0,153)	(0,775)

Net (loss)/profit for the period	(23,321)	20,018	19,850	(4,361)

Earnings per share – basic (CHF)	(0.62)	0.62	0.61	(0.16)
Earnings per share – diluted (CHF)	(0.62)	0.62	0.61	(0.16)

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Year ended December 31, 2004 compared to year ended December 31, 2003
Revenue
Berna had net sales of CHF 204.6 million in 2004, compared to CHF 255.6 million in 2003. Revenue is reported net of sales taxes, rebates and return of goods. As elaborated below, the overall decrease in net sales reflected the discontinuing smallpox vaccines and plasma sales.

The following table sets forth a breakdown of Berna’s net sales for the years ended December 31, 2004 and 2003.

All amounts are in CHF ‘000	Year ended December 31		% Of total
	IFRS		net sales	% Change

	2004	2003	2004	2003-2004

Hepatitis B and paediatric	45,609	41,463	22.3	10.0
Respiratory	52,276	37,471	25.6	39.5
Travel	21,133	13,596	10.3	55.4
Other [1]	57,678	31,864	28.2	81.0

Total core vaccines	176,696	124,394	86.4	42.0

Veterinary business	22,129	21,556	10.8	2.7
Other	5,767	109,679	2.8	(94.7)

Total net sales	204,592	255,629	100.0	(20.0)

In its core vaccines business, Berna had total net sales of CHF 176.7 million in 2004, an increase of 42.0% from CHF 124.4 million in 2003, mainly due to the increase of revenues coming from a long-term toll manufacturing contract and the Vietnam project and the substantial growth in influenza and travel vaccines sales.

Other vaccines (including base vaccines) and contract manufacturing contributed the largest share to total net sales accounting for 28.2% . Respiratory vaccines accounted for approximately 25.6% of total net sales, Hepatitis B for 22.3% and travel vaccines for 10.3% .

Net sales of other vaccines went up by 81.0% from CHF 31.9 million in 2003 to CHF 57.7 million in 2004 due to based on a long-term toll manufacturing contract and the Vietnam project. Net sales of respiratory vaccines increased by 39.5% to CHF 52.3 million reflecting an increase in influenza vaccines sales above market growth. Net sales of Hepatitis B and paediatric increased to CHF 45.6 million, from CHF 41.5 million, as a result of higher sales of paediatric vaccines. Net sales of travel vaccines rose substantially by 55.4% to CHF 21.1 million in 2004, from CHF 13.6 million in 2003, due to the successful relaunch and the market share gains of Vivotif®and Epaxal®.

Results for the veterinary business, Dr. E. Gräub AG, increased slightly from CHF 21.6 million in 2003 to CHF 22.1 million in 2004.

Gross profit
Gross profit, which comprises net sales less cost of sales, amounted to CHF 65.7 million in 2004, as compared with gross profit of CHF 118.9 million in the previous year. Gross profit as a percentage of net sales decreased from 46.5% in 2003 to 32.1% in 2004, reflecting the discontinuing smallpox vaccines and plasma sales which had a high gross margin.

Berna had license income of CHF 0.8 million in 2004, compared to CHF 1.4 million in 2003, reflecting a different mix of license income. Other operating income rose from CHF 2.9 million in 2003 to CHF 3.2 million due to minor extraordinary incomes in 2004.

Expenses
Total expenses in 2004 were approximately CHF 90.8 million, compared to CHF 102.1 million in 2003, a decrease of 11.1%, the largest portion of which is attributable to a substantial decrease in general and administrative expenses.

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Marketing and sales expenses decreased by 16.3% to CHF 20.4 million in 2004, from CHF 24.4 million in 2003. This decrease is mainly attributable to the costs relating to the reduction of employees and extraordinary expenses in 2003. Research and development expenses slightly increased by 1.6% in 2004 to CHF 52.4 million from CHF 51.6 million in the previous year. General and administrative expenses decreased by 31.4% from CHF 26.1 million in 2003 to CHF 17.9 million in 2004, reflecting the costs relating to the reduction of employees and extraordinary expenses in 2003.

The following table sets forth a breakdown of Berna’s expenses for the years ended December 31, 2004 and 2003.

All amounts are in CHF ‘000	Year ended December 31		% Change

	2004	2003	2003-2004

Marketing and sales expenses	20,444	24,424	(16.3)
Research and development expenses	52,383	51,565	1.6
General and administrative expenses	17,940	26,137	(31.4)

Total expenses	90,767	102,126	(11.1)

EBITDA/EBIT
Earnings before interest, tax, depreciation and amortization (EBITDA) amounted to a loss of CHF 0.8 million in 2004, as compared to with a positive CHF 39.2 million in the previous year, primarily as a result of the discontinuing smallpox vaccines and plasma sales which had a high gross margin. Earnings before interest and tax amounted to CHF -21.1 million in 2004, a significant decrease from CHF 21.0 million in 2003.

Consolidated net income (loss)
Berna had a negative net financial result of CHF -3.1 million in 2004, compared to CHF-1.8million in 2003. This result reflected less financial income in 2004.

Berna had tax income of CHF 2.5 million in 2004 as against income of CHF 1.1 million in the previous year. The increase in tax income is mainly a result of changes in deferred taxes.

In 2004 Berna had a consolidated net loss of CHF 23.3 million, compared to consolidated net income of CHF 20.0 million in 2003, again reflecting discontinuing smallpox vaccines and plasma sales.

Year ended December 31, 2003 compared to year ended December 31, 2002
Revenue
In 2003, Berna’s net sales increased significantly by 35.8% from CHF 189.4 million in 2002 to CHF 257.3 million. The following table sets forth a breakdown of Berna’s net sales for the years ended December 31, 2003 and 2002.

All amounts are in CHF ‘000	Year ended December 31		% Of total	% Change
	Swiss GAAP		revenues

	2003	2002	2003	2002-2003

Hepatitis B and paediatric	42,609	36,287	16.6%	17.4%
Respiratory	37,540	34,105	14.6%	10.1%
Travel	13,625	7,244	5.3%	88.1%
Other [1]	31,768	17,342	12.3%	83.2%

Total core vaccines	125,542	94,978	48.8%	32.2%

Veterinary business	21,634	21,466	8.4%	0.8%
Other	—	—	—	—
Discontinuing business	110,101	72,977	42.8%	50.9%

Total net sales	257,277	189,421	100.0%	35.8%

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In its core vaccines business, Berna had net sales of CHF 125.5 million in 2003, an increase of 32.2% from CHF 95.0 million in 2002, mainly reflecting the acquisition the Rhein Biotech Group in July 2002 and its hepatitis B business.

Net sales of Hepatitis B and paediatric increased by 17.4% to CHF 42.6 million in 2003 due to the increase of hepatitis B vaccines sales. Respiratory vaccines went up by 10.1% to CHF 37.5 million in 2003 due to the higher growth of influenza vaccines sales compared to the market growth in Europe. Net sales other core business and travel vaccines substantially rose by 83.2% and 88.1% respectively to CHF 31.8 million and CHF 13.6 million respectively reflecting an increase in revenues from a long-term toll manufacturing contract and first-time revenues from the Vietnam project accounting for base vaccines and the successful relaunch of the two travel vaccines Epaxal®and Vivotif.®.

Net sales for the veterinary business, Dr. E. Gräub AG, meanwhile, remained stable at CHF 21.6 million in 2003. Results for Berna’s discontinued areas of business amounted to CHF 110.1 million, compared to CHF 73.0 million in the previous year, an increase of 50.9%, which is primarily due to higher smallpox vaccines sales.

As a result, Berna’s total net sales increased by 35.8% to CHF 257.3 million in 2003.

Gross profit
In 2003, gross profit increased to CHF 120.2 million from CHF 83.5 million in 2002. Gross profit as a percentage of net sales improved from 44.1% in 2002 to 46.7% in the following year, mainly as a result of smallpox vaccines sales which had a high gross margin.

Berna had license income of CHF 1.4 million in 2003, compared to CHF 0.0 million in 2002, due to the Dynavax license income and other minor license income. Other operating income increased from CHF 5.0 million in 2002 to CHF 5.9 million in 2003.

Costs and expenses
The following table shows Berna’s costs and expenses of the years 2002 and 2003, ending December 31, and the percentage change between these periods.

All amounts are in CHF ‘000	Year ended December 31		% Change

	2002	2003	2002-2003

Marketing and sales expenses	25,107	24,430	(2.7)
Research and development expenses	39,240	51,565	31.4
General and administrative expenses	27,586	26,769	(3.0)

Total expenses	91,933	102,764	11.8

Sales and marketing, research and development and general and administrative expenses totaled CHF 102.8 million in 2003 (39.9% of net sales), as compared to CHF 91.9 million in the previous year (48.5% of net sales). The absolute rise in expenses primarily reflected the higher research and development expenses.

Sales and marketing expenses in 2003 slightly decreased to CHF 24.4 million compared to CHF 25.1 million in 2002. Research and development expenses in 2003 were CHF 51.6 million, a substantial increase of 31.4% from 2002, of which approximately CHF 5.0 was mainly attributable to the late stage projects as well as the acquisition of the Rhein Biotech Group in July 2002. General and administrative expenses marginally declined by 3.0% to CHF 26.8 million in 2003 reflecting minor savings.

EBITDA/EBIT
Income from operations before depreciation and amortization (EBITDA) amounted to CHF 44.2 million in 2003 and EBITDA margin (EBITDA as percentage of net sales) was 17.2%, as compared with EBITDA of CHF 15.1 million and EBITDA margin of 7.9% in 2002.

Berna recorded stable depreciation and amortization expenses of CHF 19.5 million in 2003 and CHF 18.5 million in the previous year. As a result, earnings before interest and tax (EBIT)

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was CHF 24.7 million in 2003 as compared with a loss of CHF 3.4 million in 2002. The improvement in earnings before interest and tax, before and after depreciation and amortization, and the corresponding improvement in margins, is attributable to the impact of smallpox vaccines sales which had a high gross margin, license and other operating income.

Consolidated net income (loss)
Berna had a negative financial result of CHF 2.3 million in 2003, as against a positive result of CHF 8.4 million in 2002. The 2002 result reflected increased income from interest payments and income from short-term investments which together amounted to CHF 12.7 million. This was offset by interest expenses of only CHF 4.3 million attributable to interest payments and expenses on short-term financial investments. In 2003, the company did not engage in any short-term financial investments.

Berna had tax expenses of CHF 0.9 million as against taxes of CHF 7.9 million in 2002.

Consolidated net income for 2003 amounted to CHF 19.9 million, a significant improvement on Berna’s net loss of CHF 4.4 million in the previous year.

Liquidity and capital resources

Berna’s liquidity needs arise from the need to finance research and development (including clinical trials and third-party research), capital expenditure. These matters are discussed above under ‘‘—Factors affecting results of operations’’.

In the period covered by this discussion and analysis, Berna has met its liquidity needs through cash generated from operations, through equity financing and through credit facilities.

The following table sets forth certain information derived from Berna’s cash-flow statements for the years ended December 31, 2004, 2003 and 2002, and for the six months ended June 30, 2005 and 2004.

CASH FLOW

		Year ended		Six months ended
All amounts are in CHF ‘000		December 31		June 30

	2004 (1)	2003 (1)	2002 (2)	2005 (1)	2004 (1)

		Audited		Unaudited
Operating cash flows before
change in net working
capital	4,324	41,484	17,821	(1,519)	(8,892)
Change in net working capital	(25,953)	5,057	(17,996)	9,871	(25,714)
Net cash flows from
operating activities	(21,629)	46,541	(175)	8,352	(34,606)
Net cash flows from investing
activities	(49,578)	(20,791)	(183,219)	4,102	(10,789)
Net cash flows from financing
activities	(4,696)	123,857	466	(12,137)	(9,497)
Impact of exchange rate
fluctuations on cash	1,434	(3,300)	(1,809)	3,023	1,362
Net change in cash	(74,469)	146,307	(185,669)	3,340	(53,530)
Cash and cash equivalents as
at January 1	214,208	67,901	254,007	139,739	214,208

Cash and cash equivalents as
at December 31 / June 30	139,739	214,208	68,338	143,079	160,678

(1)	According to IFRS

(2)	According to Swiss GAAP

.

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Taxation
Berna is subject to ordinary taxation. The maximum corporate income tax rate is, based on the net income after tax, 27.62% . On a pre-tax basis, the maximum corporate income tax rate amounts to 21.62% . The corporate income tax rate comprises taxes at federal and cantonal level. Moreover, a capital tax is levied at cantonal level at the rate of 0.144% on the basis of the net equity of Berna at the end of the business year.

Tax losses can be carried forward for a period of seven years and set off against future profits. Berna had tax loss carry forwards of CHF 34,620, 205 at federal level and of CHF 26,550,956 at cantonal level as of December 31, 2004, of CHF 24,918,394 at federal and cantonal level as of December 31, 2003 and of CHF 18,145,503 as of December 31, 2002.

Trend information
Please see ‘‘Business of Berna’’ for trend information.

Off-balance sheet arrangements (2004)
As a guarantee for the loans taken up by Berna Biotech Ltd, the company issued mortgage bonds on real estate in the amount of CHF 34.0 million whereof CHF 30.0 million is pledged as collateral.

Contractual obligations and commercial commitments
Future minimum payments for all contractual obligations for years subsequent to December 31, 2004 are as follows:

		Less than		More than
All amounts are in CHF ‘000	Total	1 year	1-5 Years	5 years

Contractual Obligations
Operating leases	6,476	2,016	4,396	0,064
Loans in Switzerland	28,000	—	28,000	—
Loan in Korea	13,636	2,273	9,090	2,273
Loans in Europe	9,460	9,460	—	—
Privately placed bond in Korea	21,960	21,960	—	—

Total	79,532	35,709	41,486	2,337

The loans in Switzerland of CHF 28.0 million contain financial covenants, which are measured by the tangible net worth, the times interest earned ratio, the debt equity ratio and the net working capital. At December 31, 2004, Berna Biotech Ltd is in compliance with the covenants.

The loans in Switzerland are secured over land and buildings in Berne with a carrying amount of CHF 71.5 million. All other loans are unsecured.

Quantitative and qualitative disclosures concerning market risk
Berna’s reported net sales and earnings are exposed to fluctuations in exchange rates as between the Swiss franc, its reporting currency, and the functional currencies of its Subsidiaries, mainly the Euro, Korean won and US dollars. To date, this exposure has not resulted in any significant exchange rate gains or losses. Accordingly, Berna generally does not hedge its currency exposure. Where it does hedge, Berna uses forward rate contracts to hedge exchange rate risks. Gains and losses resulting from these contracts are offset against the opposing gains and losses on the underlying business. No such hedging transactions were pending as of June 30, 2005.

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MANAGEMENT AND EMPLOYEES

Directors, senior management and board practices
We have a two-tier board structure consisting of a Crucell Board (raad van bestuur), which manages our business, and a Crucell Supervisory Board (raad van commissarissen), which supervises and advises our Crucell Board.

Crucell Supervisory Board
Our Crucell Supervisory Board must approve certain resolutions of our Crucell Board, which are specified in our articles of association. In addition, our Crucell Supervisory Board may give our Crucell Board written notice of other corporate actions that it wishes to approve. In fulfilling their duties, all members of our Crucell Supervisory Board must serve our best interests.

Our articles of association provide that at least three Crucell Supervisory Board members must serve on our Crucell Supervisory Board. We must fill any vacancies on the Crucell Supervisory Board as soon as possible, but until they are filled the remaining members of our Crucell Supervisory Board constitute a competent board. Under Dutch law, Crucell Supervisory Board members cannot serve as members of our Crucell Board.

The members of our Crucell Supervisory Board are appointed by the general meeting of shareholders for terms ending on the date of the first annual meeting of shareholders that is held four years after the date of their appointment. They may be reappointed for two consecutive terms of four years. The Crucell Supervisory Board nominates its members. To be binding there must be at least two nominees for each vacancy on the Crucell Supervisory Board. The general meeting can override these binding nominations by a vote of an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. If the Crucell Supervisory Board does not make any nominations within three months after the vacancy has occurred, our general meeting of shareholders can fill Crucell Supervisory Board vacancies. If the Crucell Supervisory Board made a non-binding nomination, then an appointment deviating from the nomination is only possible by a resolution of the general meeting of shareholders taken by an absolute majority of the votes cast, representing at least one third of our issued capital. The Crucell Supervisory Board members retire according to a rotation plan established by the Crucell Supervisory Board.

Our Crucell Supervisory Board appoints its own chairman and must adopt rules for its own internal governance and establish committees. The Crucell Supervisory Board must, in any event, establish an audit committee, a remuneration committee and a nomination committee. Passing Crucell Supervisory Board decisions requires a majority of the votes cast at a meeting of our Crucell Supervisory Board, unless otherwise provided for in the articles of association or the by-laws of the Crucell Supervisory Board. The Crucell Supervisory Board is assisted by a company secretary.

A Crucell Supervisory Board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital if the resolution to suspend or dismiss a Crucell Supervisory Board member is not proposed by the Crucell Supervisory Board. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director, terminate the suspension or extend it. The total suspension may not exceed three months.

The general meeting of shareholders determines the Crucell Supervisory Board members’ compensation. The compensation of all Supervisory Board members consists of an annual fixed fee in cash and an annual fixed number of shares. See ‘‘—Remuneration of the Boards—Remuneration Crucell Supervisory Board’’.

The business address of each Crucell Supervisory Board member is the address of our principal executive office in Leiden, The Netherlands. As of December 1, 2005 our Crucell Supervisory Board members held an aggregate of 241,188 of our Ordinary Shares. See ‘‘Remuneration of the Boards—Share and option ownership Crucell’’.

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The following table sets forth the name, age and position of each of the members of our Crucell Supervisory Board:

			Service period
			according to rotation
Name	Age	Position	scheme

Pieter Strijkert	70	Chairman	2009
Jan Oosterveld	61	Member	2008
Phillip Satow	64	Member	2009
Claes Wilhelmsson	66	Member	2007
Sea´ n Lance	58	Member	2009
Arnold Hoevenaars	56	Member	2009

The following paragraphs contain brief biographies of each of our Crucell Supervisory Board members:

Pieter Strijkert has served as chairman of our Crucell Supervisory Board since our incorporation. He also served as chairman of the Supervisory Board of IntroGene from 1994 to October 2000, and as chairman of the Supervisory Board of U-BiSys from 1998 to October 2000. He currently serves on the boards of Chiron Corporation, a position he has held since 1987, and Paratek Pharmaceuticals, Inc., a position he has held since 1998. He served as chairman of the Supervisory Boards of Pharming from 1995 to 2001, and for deVGen N.V. and PamGene B.V. from 2000 to 2003. From 1985 to 1995 he was a member of the managing board of Gist-Brocades N.V. Mr. Strijkert has a PhD from the University of Utrecht.

Jan Oosterveld retired from Royal Philips Electronics N.V. on April 1, 2004, after an international career of 32 years. He was responsible for Corporate Strategy, Corporate Alliances and the joint ventures with LGE on CRT and LCD. In the latter responsibility he was the Chairman of the Board of LG.Philips Ltd, which went public in April 2004, and Vice-Chairman of the Board of LG.Philips Displays BV. He was also the CEO of Philips Asia Pacific. He graduated as a Mechanical Engineer from the Technical University Eindhoven and holds an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona. He was appointed Professor at IESE in 2003. Mr. Oosterveld has served as a member of our Crucell Supervisory Board since May 2004. He was appointed as member during the annual general meeting of shareholders on June 3, 2004. He is also a member of the Board of Barco, Kortrijk, Belgium, Atos Origin, Paris, France, Cookson Electronics Group, London, UK and Continental, Hannover, Germany.

Phillip Satow has served as a member of our Crucell Supervisory Board since our incorporation. He spent 14 years at Pfizer, Inc. where his last position was vice president, Pfizer Europe. From 1985 to 1997, he was executive vice president of marketing at Forest Laboratories, Inc. From 1998 to 1999 he was president of Forest Pharmaceuticals, executive vice president of Forest Laboratories Inc. and a member of its board of directors. Until June 2005, Mr. Satow served on the public board of Forest Laboratories Inc. (FRX). He is currently Chairman and CEO of JDS Pharmaceuticals LLC, a privately held pharmaceutical company. Mr. Satow received a Masters in Economics from Georgetown University.

Claes Wilhelmsson has served as a member of our Crucell Supervisory Board since May 2003. He was previously the Executive Director of research and development of AstraZeneca PLC from 1999 to July 2002, where he was responsible for AstraZeneca’s global R&D. He joined Astra in 1985 and held various positions until Berna merged with Zeneca in 1999. Prior to Astra, he was a lecturer and researcher at the University of Go ðteborg in Sweden, where he also completed his medical education and PhD. He currently serves on the boards of a number of biotechnology and start-up companies. Dr. Wilhelmsson previously served on the board of AstraZeneca PLC.

Sea én Lance has served as a member of our Crucell Supervisory Board since January 2004. Mr. Lance is the past chairman and CEO of Chiron Corporation. He joined Chiron as president and chief executive officer in 1998. From 1985 to 1998 he was employed at Glaxo Welcome Holdings where his last position was group chief operating officer and CEO

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designate. He is a past president of the International Federation of Pharmaceutical Manufacturers Association. Mr. Lance is a chartered company secretary and administrator and he also holds a post-graduate qualification in Advanced Financial Management.

Arnold Hoevenaars has served as a member of our Crucell Supervisory Board since June 2005 and has been attending our Crucell Supervisory Board meetings as an observer since July 2004. Mr. Hoevenaars is a chartered accountant in The Netherlands, and his previous positions include, among others, Chairman of the Board of the Achmea Group, Chairman of the Board and Chairman/CEO of the Executive Board of Eureko B.V. and member of the Board and Chief Financial Officer of Royal Boskalis Westminster N.V.

Remuneration committee
Our Crucell Supervisory Board has established a remuneration committee. The remuneration committee determines our policy on remuneration of all members of our Crucell Board and management committee. See ‘‘—Remuneration of the Boards—Remuneration Crucell Board’’ and ‘‘—Remuneration of the Boards—Remuneration Crucell Supervisory Board’’. The members of our remuneration committee are Phillip Satow (Chairman), Pieter Strijkert and Claes Wilhelmsson.

Audit committee

Our Crucell Supervisory Board has established an audit committee. The audit committee consists of three Crucell Supervisory Board members who are independent within the meaning of the NASDAQ listing rules. This committee has responsibility for, among other things, reviewing our annual and interim reports and accounts and monitoring our auditors’ involvement in that process. The ultimate responsibility for reviewing our annual and interim accounts lies with our Crucell Supervisory Board. The members of our audit committee are Arnold Hoevenaars (chairman), Sea én Lance and Jan Oosterveld.

Nomination committee
Our Crucell Supervisory Board has established a nomination committee. The nomination committee consists of all Crucell Supervisory Board members. This committee (a) draws up selection criteria and appointment procedures for members of the Crucell Supervisory Board and the Crucell Board, (b) periodically assesses the size and composition of the Crucell Supervisory Board and the Crucell Board and makes a proposal for a composition profile of the Crucell Supervisory Board, (c) periodically assesses the functioning of individual members of the Crucell Supervisory Board and the Crucell Board, and reports on this to the Crucell Supervisory Board and (d) supervises the policy of the Crucell Board on the selection criteria and appointment procedures for senior management. The committee also makes proposals for appointments of Crucell Board members to the Crucell Supervisory Board and for appointments of Crucell Supervisory Board members to the Crucell Supervisory Board.

Scientific committee
Our Crucell Supervisory Board has established a scientific committee. The scientific committee consists of one Crucell Supervisory Board member who is independent within the meaning of the NASDAQ listing rules. This committee has responsibility for, among other things, reviewing progress in our research and development activities. The chairman and sole member of our scientific committee is Claes Wilhelmsson.

Proposed changes of the Crucell Supervisory Board
If successful, the Exchange Offer would result in the following three individuals becoming members of the Crucell Supervisory Board in addition to those members already mentioned in the paragraph titled Crucell Supervisory Board. These three individuals are:

Name	Age	Position

Dr. Jürg Witmer	57	Member
Dr. Dominik Koechlin	46	Member
Dr. Claude Thomann	54	Member

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The following paragraphs contain brief biographies of these individuals:

Ju ürg Witmer, Dr. Ju ürg Witmer was born in 1948 in Solothurn, Switzerland where he completed his primary and secondary education. After an exchange year in Los Angeles, USA, he obtained a masters degree in political science at the Graduate Institute of International Studies of Geneva University. He completed his studies with a doctorate in international law from the University of Zurich and was admitted to the bar.

Dr. Witmer started his professional career in 1978 as legal counsel of Hoffmann-La Roche AG in Basel. In 1982 he was appointed personal assistant to the CEO of the Roche Group. At the end of 1984 he moved to Hong Kong as Regional Manager of Roche Far East. In this function he was instrumental in defining and implementing Roche’s strategy in China. In 1988 he was promoted as General Manager of Roche Far East. In 1990 he returned to corporate headquarters in Switzerland as Head of Corporate Communications and Public Affairs of the Roche Group. In 1994 he took over as General Manager of Roche’s operations in Austria and parts of Eastern Europe. In May 1999 he became the Chief Executive Officer of Givaudan Group in Geneva. In this function he lead the spin-off of Givaudan from the Roche Group and the SMI listing on the Swiss Stock Exchange in June 2000. In April 2005 he took over the chair of the Board of Directors of Givaudan. Dr. Witmer is also member of the Board of Directors of Bank Sal. Oppenheim jr.& Cie (Schweiz) AG and Berna.

Dominik Koechlin, Dr. Dominik Koechlin was born 1959 in Basel. After finishing school with the Matura he studied Law at the University of Berne and got his masters in 1985. With a thesis in public law he earned his doctorate in Law in 1988. In 1989 he did his MBA at INSEAD in Fontainebleau in France.

His career began 1986 as a financial analyst at Bank Sarasin & Cie in Basel, where he moved on to become a member of the corporate finance team of the same bank. In 1990 Dr. Koechlin was founding partner of Ellipson AG, a Consultancy, specialized in strategy, corporate finance and sustainability. In 1995 he sold his shares to the other partners. In 1996 he became member of the executive board of Telecom PTT. The company was renamed Swisscom AG and he became a member of its executive committee, responsible for the group’s strategy and for the initial public offering in 1998. In 1999 he also took over the responsibility for all of Swisscoms international participations. During this time Dr.

Koechlin served on the boards of Debitel AG in Stuttgart, Bluewin AG, Swisscom USA and was chairman of the board of UTA in Vienna and member of the supervisory board of Cesky Telecom in Prague. Since 2001 he has been a member of the supervisory board, the audit committee and the remuneration committee of LGT Bank in Liechtenstein as well as board member and chairman of the audit committee of EGL AG and board member and audit committee member of Swissmetal AG. In addition, he is also a member of the boards of SAM, M2 and Corris AG and Berna. Dr. Koechlin is also a member of the Universita ütsrat, the governing body of the University of Basel.

Claude Thomann, Dr. Claude Thomann was born 1951. After finishing school, he studied law at Berne University (attorney-at-law), University of Chicago Law School (Master of Laws) and University of Strasbourg. In 1980, he earned his doctorate in Law with a thesis in corporate law.

Dr. Thomann began his career as a lawyer entering in the Kellerhals law firm in Berne in 1979, where he became a partner in 1985 and was Managing Partner from 1989 to 2000. He is a member of the Board of Directors of Securitas AG (Berne), Keymile Holding AG

(Freienbach SZ), Keymile AG (Berne) and Bonotec AG (Konolfingen BE) and Chairman of the Medicinal-Cluster Berne and of the Compensation Fund of the Bernese Entrepreneurs. Dr. Thomann is also managing director of various employers’ associations and legal advisor to the Swiss Cancer League and the Swiss Institute for Applied Cancer Research as well as to various business enterprises. He holds a lectureship for Law at the marketing department of the University of Berne.

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Crucell Board
Our Crucell Board manages our general affairs and business, under the supervision of our Crucell Supervisory Board. Under our articles of association, the Crucell Board requires prior approval of the Crucell Supervisory Board for resolutions to:

(a)	expand into a new, or cease an existing, line of business;

(b)	participate in, sell an interest in, or change its participation in, or otherwise take an interest in, or assume the management of another business enterprise;

(c)	enter into, terminate or amend any joint venture or pooling arrangement;

(d)	acquire fixed assets exceeding price limits set by the Crucell Supervisory Board; and

(e)	enter into financial commitments exceeding price limits set by the Crucell Supervisory Board or for longer than a year.

Under Dutch law, in certain circumstances, Crucell Board actions may require the approval of the general meeting of shareholders.

Our Crucell Supervisory Board determines the size of our Crucell Board after consultation with our chief executive officer. Our general meeting of shareholders appoints the members of our Crucell Board from nominations made by our Crucell Supervisory Board. To be binding, there must be at least two nominees for each vacancy on our Crucell Board. The general meeting of shareholders can override these binding nominations by a vote of an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. If our Crucell Supervisory Board does not nominate anyone for a specific position within three months after the vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes. If the Crucell Supervisory Board makes a non-binding nomination, then an appointment contrary to the nomination is only possible by a resolution of the general meeting of shareholders taken by an absolute majority of the votes cast, representing at least one third of our issued capital.

Our Crucell Board may establish rules governing its internal organization. Our Crucell Supervisory Board must approve the adoption of and any changes to these rules. Our Crucell Board may charge each member of the Crucell Board with particular duties. The allocation of duties requires the approval of the Crucell Supervisory Board. Resolutions of our Crucell Board require a majority of votes cast, unless provided otherwise in the by-laws of the Crucell Board. The Crucell Board may appoint a company secretary who will assist the Crucell Board. The appointment and removal of the Crucell secretary requires the prior approval of the Crucell Supervisory Board.

Our Crucell Board is authorized to represent Crucell. In addition, each member of the Crucell Board is also authorized to represent Crucell. In the event of a conflict of interest between us and a member of the Crucell Board, Crucell will be represented by a person designated for such purpose by the Crucell Supervisory Board, save when one or more other persons have been designated by the general meeting.

A Crucell Board member can be suspended or dismissed and a suspension can be lifted by a resolution of an absolute majority of the votes cast at a shareholders’ meeting. This vote must represent more than one third of the issued share capital if the resolution to suspend or dismiss a Crucell Board member is not proposed by our Crucell Supervisory Board. Our Crucell Supervisory Board may also suspend (but not dismiss) a member of our Crucell Board. We must hold a general meeting of shareholders within three months after a suspension to either terminate or extend it. The total suspension may not exceed three months.

Our Crucell Supervisory Board determines the compensation and benefits of the members of our Crucell Board, on a proposal by the remuneration committee, within the scope of the remuneration policy adopted by the general meeting of shareholders. The business address

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of the members of our Crucell Board is the same as the address of our principal executive office in Leiden, The Netherlands.

The name, age and position of the members of our Crucell Board are:

Name	Age	Position

Ronald H.P. Brus	42	Chairman of the Crucell Board, president and chief executive officer
Jaap Goudsmit	54	Chief scientific officer
Leonard Kruimer	47	Chief financial officer

Crucell Board service contracts

The contracts for the Crucell Board members have been entered into for an indefinite period and provide for a notice period of up to six months upon termination by Crucell and a notice period of three months upon termination by the Crucell Board member. The maximum dismissal prescribed by the Dutch corporate governance code corresponds to the contractual situation of the managing directors currently in force, provided that a dismissal arising from an unwanted change of control will result in a severance arrangement limited to two base salaries for Ronald Brus and 1.75 base salaries for Jaap Goudsmit and Leonard Kruimer.

The employment contracts of the Crucell Board members contain non-compete provisions that would apply for a period of one year after the end of their employment with us.

Crucell management committee

We have a management committee. The Crucell Board determines the number of members of the management committee. Members of the management committee are appointed and dismissed by the Crucell Board, with the approval of our Crucell Supervisory Board. The management committee advises the Crucell Board in strategic, general managerial and executive matters and assists the Crucell Board in implementing these matters. The management committee generally meets twice a month, and works closely with other members of our management team. Our Crucell Board may establish rules governing its relationship with our management committee. Our Crucell Supervisory Board must approve the adoption of and any changes to these rules.

The following table sets forth the name, age and position of each of the members of our management committee:

Name	Age	Position

Ronald H.P. Brus	42	Chairman of Crucell Board, president and chief executive officer
Jaap Goudsmit	54	Chief scientific officer
Leonard Kruimer	47	Chief financial officer
Rene´ K. Beukema	41	General counsel and corporate secretary
Jean-Yves Guichoux	59	Executive vice-president development
Arthur Lahr	37	Vice-president business development

The following paragraphs contain brief biographies of the members of our Crucell Board and the members of our management committee:

Ronald H.P. Brus is chairman of the Crucell Board and president and chief executive officer since January 26, 2004, and has been a member of our management committee since our incorporation. He was executive vice president, business development at IntroGene from 1997 to 2000 and chief operating officer at Crucell from March 2003 through to his appointment as president and chief executive officer. From 1994 to 1996, he was product-planning physician at Forest Laboratories (New York) and from 1990 to 1994 he was medical director for Zambon B.V. He holds a medical degree (M.D.) from the University of Groningen.

Jaap Goudsmit has been a member of the Crucell Board since January 26, 2004. He was our Senior Vice President Vaccine Research from September 2001 until July 2002 and member

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of our management committee from July 2002 as Executive Vice President Vaccine R&D. In September 2002 he was appointed Chief Scientific Officer and head of Research and Development. He chaired at the Academic Medical Center of the University of Amsterdam the Research Institute for Infectious Diseases and the Institute for Science Education. He was the founding chair of the Scientific Advisory Committee of the International AIDS Vaccine Initiative (IAVI) and the founding co-chair of the European Vaccine Effort against HIV/AIDS (EuroVac). Since 1989 he has been a professor at the University of Amsterdam and the Academic Medical Center. He holds a medical degree (MD) and a PhD from the University of Amsterdam and is a board certified medical microbiologist.

Leonard Kruimer became a member of the Crucell Board on January 1, 2005. He has been our chief financial officer and a member of our management committee since our incorporation. He held the same position at IntroGene from 1998 to 2000. From 1996 to 1998 he was an independent consultant with companies such as Pepsico and Royal Boskalis Westminster N.V. From 1988 to 1995, he held senior executive positions at Continental Can Europe, GE Capital/TIP Europe and Kwik-Fit Europe B.V. He was a consultant at McKinsey & Co. and has worked with Price Waterhouse. He holds a Masters in Business Administration from Harvard Graduate School of Business Administration, a degree from the University of Massachusetts, Amherst, and is a CPA in New York State.

Rene é K. Beukema has been our general counsel and corporate secretary since our incorporation. He held the same position at IntroGene from 1999 to 2000. From 1994 to 1999 Mr. Beukema was Senior Legal Counsel for GE Capital/TIP Europe. From 1991 to 1994, he was legal counsel for TNT Express Worldwide N.V. He has a Masters in Law from the University of Amsterdam.

Jean-Yves Guichoux has been our executive vice president of development since December 2003. He most recently served as vice president at Afforce Healthcare. Prior to joining Afforce, he worked at Yamanouchi Europe in The Netherlands, where he headed the clinical research department. Mr. Guichoux also spent over 10 years at the European research headquarters of Wyeth-Ayerst, where he held the position of vice president, clinical research and development. In this function, he directed Berna’s Phase I through IV product development programs across multiple therapeutic areas. Previously, Mr. Guichoux spent 11 years as director of the medical department for Wyeth’s French affiliate. He also worked as medical director for Lafon and as medical advisor for Lepetit. Mr. Guichoux received his medical degree (M.D.) from the University of Rennes in France in 1971.

Arthur Lahr was appointed vice president of business development in December 2003 and a member of the management committee in January 2004. He joined Crucell in April 2001 as executive director, business development. From 1994 to 2001 he was a consultant at McKinsey & Co. in The Netherlands and New York. Prior to that he worked with Unilever. He holds a Masters in Business Administration from INSEAD and a Masters in Science, Applied Physics, from the University of Delft.

Proposed changes of the Crucell management committee
If successful, the Exchange Offer would result in the following management committee of Crucell:

Name	Position

Ronald Brus	Chief executive officer
Kuno Sommer	Chief business officer
Jaap Goudsmit	Chief scientific officer
Simon Rothen	Chief operations officer
Rene Beukema	General counsel
Leon Kruimer	Chief financial officer
John Lambert	Executive vice president

Disclosure committee Crucell
In March 2003, Crucell established a disclosure committee designed to help senior management, particularly the chief executive officer and chief financial officer, in the

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maintenance and evaluation of our disclosure controls and procedures. The disclosure committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The disclosure committee is comprised of the members of the management committee and the management team. The management team members are the director of finance and planning, vice president of intellectual property and licensing, director for quality affairs, executive director vaccine research, director antibody research, director investor relations and communications, director human resources and manager facilities. Members of the disclosure committee have direct access to our external legal counsel and our external auditor. The disclosure committee reports to the chief executive officer and chief financial officer. The chief executive officer and chief financial officer have also re-emphasized the importance of internal controls at Crucell in an effort to facilitate continuous improvement of internal control procedures and reporting.

We believe that the establishment of the disclosure committee and additional actions taken for further improvement of disclosure and internal controls comply with the requirements of the Sarbanes-Oxley Act of 2002 and recent regulations promulgated by the Securities and Exchange Commission under that Act.

Berna Board
The Berna Board consists of eight members. None of the Berna Board members held an operational management role in Berna in the past three years and none has significant business relationship with Berna.

The following table sets forth the name, age and position of each of the members of the Berna Board:

			Service period according to
Name	Age	Position	rotation scheme

Peter Giger	67	Chairman	Member since 1991
Ulrich A. Ammann	59	Vice Chairman	Member since 1995
Peter Grogg	63	Member	Member since 2000
Dominik Koechlin	46	Member	Member since 2005
Jürg Legler	47	Member	Member since 1999
Urs Schaad	60	Member	Member since 1999
Claude Thomann	53	Member	Member since 2000
Jürg Witmer	57	Member	Member since 2005

Peter Giger, political science graduate, studied business management at Berne University (until 1963). International business activities in USA, Argentina and Brazil. CEO of Hans Giger AG since 1967. Member of the supervisory boards of the following companies: Bank EEK (Berne), Die Mobiliar (Berne), Giger Management AG (Gu ümligen)

Ulrich A. Ammann, MBA INSEAD, studied industrial engineering at the Federal Technical University in Zu ürich and business management at INSEAD Fontainebleau (MBA, 1975). Member of the management and supervisory bodies of the following companies: Ammann-Group Holding AG (Langenthal), Ammann BauAusru üstung AG (Langenthal), Ammann Management AG (Langenthal), Ammann Aufbereitung AG (Langenthal), Ammann Verdichtung AG (Langenthal), Ammobilien AG (Langenthal), Madisa AG (Basel), Merkur Druck AG (Langenthal), Wohnbaugesellschaft Langeten AG (Langenthal), ZALA AG (Aarwangen). Member of the Local Council of 4934 Madiswil.

Peter Grogg, honorary doctor, trained as a laboratory assistant with Ciba AG. Various positions in peptide research at Ciba AG (from 1961); Partner of Fox Chemical Corporation in LA (1964). Incorporation of his own company Bachem AG (1971), which was listed on the stock market in 1998 and plays a leading position worldwide in peptide manufacture. Board Chairman of Bachem Holding AG. Member of the management and supervisory bodies of the following companies: Bachem AG (Bubendorf), Foundation Board Rehab (Basel), Executive Board SGCI (Zurich). Member of the Executive Board of the Chamber of Commerce of the Basel Cantons.

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Dominik Koechlin, Dr. studied Law at the University of Berne (masters: 1985, doctorate in Law: 1988). In 1989 he did his MBA at INSEAD in Fontainebleau in France. In 1986 he became a financial analyst and afterwards member of the corporate finance team at Bank Sarasin & Cie in Basel. 1990 Founding partner of Ellipson AG. In 1996 he became member of the executive board of Telecom PTT. The Company was renamed Swisscom AG and he became a member of its executive committee, responsible for the group’s strategy and for the initial public offering in 1998. In 1999 he also took over the responsibility for all of Swisscom’s international participations. Since 2001 he has been a member of the supervisory board, the audit committee and the remuneration committee of LGT Bank in Liechtenstein as well as board member and chairman of the audit committee of EGL AG and board member and audit committee member of Swissmetal AG. In addition he is also a member of the boards of SAM, M2 and Corris AG and a member of the Universita ütsrat, the governing body of the University of Basel.

Ju ürg Legler studied management and administration at Zurich University, BVS management graduate, various positions in the financial sector at Credit Suisse Group Management Training Program of CSC Toronto with successful completion of the ‘‘The Canadian Securities Course’’. Since 1990, Bank EEK in Berne, currently as director of finance, deputy-executive director and member of the management committee. Member of the management and supervisory bodies of the following companies: chairman of the board of directors of the Swiss Financial Planners Organization (SFPO, Berne), Member of the Admission Board of the Berne Exchange (BX Exchange).

Urs B. Schaad, Professor, Dr. med., studied medicine at Berne University, advanced training in pediatrics in Switzerland, specialization in pediatric infectious diseases biology in Berne and Dallas, Texas. Lecturer (1983) and assistant professor for pediatrics and infectiology at Berne University (1989). Chairman and full professor of pediatrics (1993) and, since 1996, medical director of the University Children’s Hospital in Basel (UKBB). Specialist representative and ordinarius of pediatrics at the Medical Faculty of Basel University. Sits on various national and international specialist bodies, executive and advisory boards in the area of vaccines, infectious diseases and pediatrics.

Claude Thomann, Dr. iur., studied law at Berne University (attorney-at-law), University of Chicago Law school (Master of Laws) and University of Strasbourg; Partner in Kellerhals law firm in Berne since 1985, managing partner between 1989 and 2000. Membership of the board of directors of Securitas AG (Berne), Keymile Holding AG (Freienbach SZ), Keymile AG (Berne) and Bonotec AG (Konolfingen BE) and Chairman of the Medicinal-Cluster Berne and of the Compensation Fund of the Bernese Entrepreneurs, managing director of the various employers’ associations, legal advisor to the Swiss Cancer league and the Swiss Institute for Applied Cancer Research as well as for various business enterprises.

Ju ürg Witmer, Dr., obtained a masters degree in political science at the Graduate Institute of International Studies of Geneva University. He completed his studies with a doctorate in international law from the University of Zurich. 1978 legal counsel of Hoffmann-La Roche AG in Basel, 1982 personal assistant to the CEO of the Roche Group. 1984 in Hong Kong first as Regional Manager of Roche Far East then General Manager of Roche Far East. 1990 at corporate headquarters in Switzerland as Head of Corporate Communications and Public Affairs of the Roche group. 1994 General Manager of Roche’s operations in Austria and parts of Eastern Europe. 1999 Chief Executive Officer of Givaudan Group in Geneva, 2005 Chairman of the Board of Directors of Givaudan. Dr. Witmer is also member of the Board of Directors of Bank Sal. Oppenheim jr.& Cie (Schweiz) AG.

Berna executive committee
General
The Berna Board has delegated operational management to the executive committee, which works under the control and supervision of the Berna Board. The executive committee has six members who meet once a week as a general rule. The following table sets forth the name, age and position of each of the Berna executive committee members:

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			Service period
			according to rotation
Name	Age	Position	scheme

Dr. Kuno Sommer	49	Chief Executive officer	Since 2000
Rolf Gasser	58	Chief Financial Officer	Since 2000
Jürg Von	45	Head of Legal/Regulatory	Since 2002
Manger-Koenig		Affairs and Intellectual
		Property Rights
Dr. Simon Rothen	43	Chief Operations Officer	Since 2004
Dr. Reinhard Glück	55	Chief Scientific Officer	Since 2000
Ben Van Den Broecke	58	Head of Marketing and Sales	Since 2004

The following paragraphs contain brief biographies of each of Berna’s Executive Committee members:

Kuno Sommer, Dr. of political science. Chief Executive Officer (CEO) since 2000. Studied economic science at Basel University. Before 1990, held various positions with Roche AG Vitamin Marketing. From 1990 to 1994, Head of the North American Branch of the Roche Animal Feed and Health Division. From 1995, manager of Roche global marketing for the Vitamin and Speciality Chemicals Division in Basel. CEO of Givaudan-Roure in Geneva and Member of the Executive Committee of Roche AG in 1998/99.

Rolf Gasser, Chief Financial Officer (CFO) since 2000. Commercial training and activities as retail trade manager and controller and various advanced management courses. Head of Central Accounts Switzerland until 1981 and member of the Management Committee of the Jacky Maeder Group as Corporate Controller and CFO from 1982. CFO and member of the Management Committee of All Public AG (Regensdorf) since 1997.

Jo ürg Von Manger-Koenig, Head of Legal/Regulatory Affairs and Intellectual Property Rights since 2002, with Berna since 2002. Law studies at the University of Bonn and Geneva; 1987 1st State Examination (University Exam), 1990 2nd State examination (Bar Exam) in Du üsseldorf. 1989 Lawyer with Ciba-Geigy Pharma Division, 1990-1995 Corporate Lawyer Biotechnology Regulation & Public/Regulatory Affairs with F. Hoffmann-La Roche AG, 1995-2002 Head of Global Regulatory Affairs Roche Vitamins Ltd.

Simon Rothen, Dr., Chief Operations Officer (COO) since 2004, with Berna since 1998 (1998-2004 different positions and projects in Production, Quality, IT/IS, Supply Chain and Operations). Studied biotechnology at ETH Zurich and made his Ph.D. in Bioprocess Engineering in 1997. Novartis Pharma Biotechnology Development & Production (Technical Cell Biology) before joining Berna.

Reinhard Glück, Dr., Chief Scientific Officer (CSO) since 2000. With Berna since 1982 (1982-1987 virological research, 1987-2000 head of department of virology). Studied microbiology at Berne University, university assistant at Berne University, subsequently scientific staff member of Ciba-Geigy, Basel. Chairman of the Swiss Biotech Association (SBA).

Ben Van Den Broecke, Head of Marketing and Sales since 2004, with Berna since mid 2003. Studied physiotherapy at Brussels University. Worked in different sales and marketing positions in various countries with Glaxo (1973-1981), with Smith Kline (1981/82) and with Sandoz (1983-1993) in Belgium, Japan, Switzerland; in Spain as director of Marketing. Before joining Berna he worked for GlaxoSmithKline Biologicals Headquarters (1994-2003) Belgium as Director Commercial Strategy Hepatitis & Travel Vaccines.

Berna committees
The audit and compliance committee (AAC)
The members and the chairman are elected by the Berna Board, namely Dominik Koechlin (chairman), Ulrich A. Ammann and Ju ürg Legler. The main tasks of the ACC are to supervise the integrity of the financial reporting, to check the internal controlling system of the group, in particular in the field of finance and accountants, and to supervise the compliance of legal and company regulations. Additionally, the ACC is responsible for supervising the

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independence and performance of the independent, external auditor as well as assuring an efficient communication between the independent, external auditor, the executive committee and the Berna Board.

The compensation and nomination committee (CNC)
The members and the chairman are elected by the Berna Board, namely Ju ürg Witmer (chairman), Peter Grogg and Claude Thomann. The main task of the CNC is to elaborate the principles of remuneration of the members of the Berna Board and the members of the management committee – meaning global remuneration that is market- and performance oriented – in order to attract and keep employees with the needed skills and character. The remuneration must be transparent and depends on the long-term success of Berna and on the personal contribution of the employee. Wrong incentives should be avoided. A further task of the CNC is the preparation of the elections of the members of the Berna Board.

Remuneration of the Boards
Remuneration policy Crucell
The remuneration committee is charged by the Crucell Supervisory Board to review and recommend specific compensation and benefit levels for the members of the Crucell Board and the members of the management committee in consultation with the Crucell Board. In addition, the remuneration committee reviews the general compensation and benefit policies for our employees.

The remuneration committee advises on policies and reviews and determines objectives relevant to the compensation of the members of the Crucell Board and members of the management committee. Remuneration consists of a fixed salary portion and a variable bonus portion that is linked to our overall performance and the achievement of set objectives. The remuneration committee evaluates the performance of members of the Crucell Board and management committee in view of those objectives and advises on the fixed and variable compensation of members of the Crucell Board and the management committee. In advising on short- and long-term incentive compensation for members of the Crucell Board and management committee, the remuneration committee considers among other factors our financial and commercial performance, scientific performance and progress, and the accrual of Crucell’s value. External compensation survey data available for the biotechnology industry are also used as another factor to benchmark the compensation levels. It is the aim of the remuneration committee to position the remuneration packages for members of the Crucell Board and management committee at competitive levels. The bonus paid to the Crucell Board is paid in connection with achievement of certain objectives set by the Crucell Supervisory Board.

The remuneration committee has advised the Crucell Supervisory Board and the Crucell Supervisory Board has reviewed our remuneration policy and structure for the Crucell Board during 2004 in light of the Dutch corporate governance code and market competitiveness. At the annual general meeting of shareholders in 2005, our shareholders approved this remuneration policy.

The remuneration policy for 2005 and consecutive years is based on four key principles:

(a)	in 2005, overall remuneration levels need to be sufficient to attract, retain and motivate top management given the dynamic business environment in which we compete for talent;

(b)	base salaries should be broadly in line with average market levels, whereas short- and long-term incentive levels should reflect an upside potential in case of outstanding performance;

(c)	to enhance the effectiveness of the short-term incentive, clearly measurable and challenging targets are set, which reflect our strategic focus in the short-term; and

(d)	the long-term incentive plan should ensure a focus on longer-term strategic performance targets, which aim for shareholder alignment and motivation and retention of qualified executives.

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Remuneration structure 2005. The balance in fixed and variable pay for target performance for the CEO amounts to 47% fixed and 53% variable compensation. For the other two Crucell Board members the balance equals 56% fixed and 44% variable compensation.

Base Salary. In 2005, base salary levels of the Crucell Board have been increased by 2% in order to account for an inflation correction. Each consecutive year the Crucell Supervisory Board considers whether base salary levels should be adjusted by taking account of our external and internal business environment.

Short-term incentive. At the annual general meeting of shareholders in 2005, our shareholders approved the short-term share-based incentive plans.

During 2004, our short-term incentive plan was revised in light of our short-term strategic focus and the Dutch corporate governance code. The short-term incentive plan to be used in 2005 was therefore retroactively applied in 2004. The short-term incentive is linked to the achievement of predetermined collective milestones in combination with a budget hurdle and individual milestones. The collective milestones are based on pre-determined annual milestones for research, development, business development, finance, intellectual property and corporate legal affairs. The specific details of the milestones are not disclosed as these qualify as commercially sensitive information. All predetermined milestones are contingent upon achievement of our annual pre-determined cash burn rate, which is the amount of net cash spent as a result of our operations.

In addition, part of the short-term incentive award is based on individual milestones, assessed on the basis of predefined measurable milestones set for each executive. These milestones depend on the specific responsibilities of the individual and are approved by the Crucell Supervisory Board. All milestones linked to the short-term incentive plan are revised annually and approved by the Crucell Supervisory Board to ensure that they remain challenging but realistic.

The table below shows the relative weight of the collective and individual milestones:

Crucell Board	Collective milestones	Individual milestones

CEO, CFO, CSO	70%	30%

The target bonus of the chief executive officer amounts to 75% of base salary and for the chief financial officer and chief scientific officer a target bonus of 50% of base salary is applicable. In the event performance exceeds expectations to a considerable extent, up to 125% of the target bonus could be rewarded as a maximum bonus.

The bonus is payable in restricted shares or cash, optional to the participant. Our Crucell Board members are encouraged to opt for restricted shares to maximize alignment with shareholders’ interests. Therefore when cash is opted for, a penalty of up to 25% reduction is applied.

Long-term incentive. At the annual general meeting of shareholders in 2005, our shareholders approved the long-term share-based incentive plans.

As part of the overall review of the remuneration policy and our structure, the remuneration committee analyzed the long-term incentive plan during 2004. The analysis assessed whether the vehicle used (stock options) sufficiently supported our long-term strategic objectives. As a result of this study, the remuneration committee recommended the Crucell Supervisory Board replace stock options with performance shares.

Target long-term incentive levels amount to 40% of base salary for the chief executive officer and 30% for the chief scientific officer and the chief financial officer. When achieving maximum performance, at most 200% of the target award can be achieved. Overall, no vesting takes place for below median performance.

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The performance shares will be conditionally granted and vest pursuant to meeting pre-set performance targets at the end of a three-year performance period. The performance targets imply a combination of absolute share price growth on the stock markets, and our Total Shareholder Return (‘‘TSR’’). TSR reflects the return received by a shareholder, taking into account both the change in share price and dividends received, while assuming dividends are re-invested in us.

The absolute share price growth serves as a hurdle which should be overcome in order to qualify for any possible vesting of the shares. After the share price hurdle is met, the TSR performance measurement is twofold: relative to a peer group consisting of 26 constituents of the Goldman Sachs European Biotech Index and relative to the NASDAQ Biotech Index.

Fifty percent of the conditionally awarded shares vest subject to our ranking within the Goldman Sachs Biotech Index on the date of vesting. The table below shows the vesting scheme:

GOLDMAN SACHS EU BIOTECH INDEX VESTING SCHEME

Vesting as % of
50% of target
Ranking	award

1	200%
2	183%
3	167%
4	150%
5	133%
6	117%
7	100%
8	89%
9	79%
10	68%
11	57%
12	46%
13	36%
14	25%
15–27	0%

Pension. As from 2005 a new pension plan for our Crucell Board is introduced. The new plan is still a defined contribution plan, with a pensionable age of 65 years. Both the employer and the employee contribution are adjusted with regard to the fiscal requirements. The employee contribution is set at 7% of the pensionable salary (base pay minus an offset). The table below outlines the annual contribution rates, including the employee contribution. The risk premium for the survivor’s pension will be financed separately by the employer.

TOTAL CONTRIBUTION RATES OF THE CRUCELL BOARD MEMBERS

Age	Contribution rate

25 to 30	8.4%
30 to 35	10.2%
35 to 40	12.5%
40 to 45	15.2%
45 to 50	18.7%
50 to 55	23%
55 to 60	28.6%
60 to 65	36.1%

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Remuneration Crucell Board
The total remuneration and related costs of the members of the Crucell Board over the past three years, excluding stock options, were as follows:

	Year ended December 31
	2004	2003	2002

Salaries	€598	€356	€ 619
Bonuses	€ 494	—	€94
Pension costs (1)	€215	€ 91	€ 146
Severance costs	€454 (2)	—	€ 650

Totals	€ 1,761	€447	€1,509

(1)	Pension costs include disability insurance costs of 19.3% of the total amount.

(2)	In connection with his stepping down as our chief executive officer, president and chairman of our Crucell Board, we agreed to pay Mr. Valerio an amount equal to €454 in severance and up to €19 as partial compensation for advisory costs. On January 26, 2004, we also entered into an advisory agreement with Mr.Valerio under which he received an advisory fee of €227 through the end of 2004.

The remuneration of the current individual members of our Crucell Board (excluding Leonard Kruimer who is appointed as of January 1, 2005) during 2004, excluding stock options, was as follows:

			Other
	Base salary	Bonus	benefits (1)	Total

Ronald H.P. Brus	€289	€296	€ 76	€661
Jaap Goudsmit	€ 281	€193	€196	€670

Totals	€ 570	€489	€272	€1,331

(1) ‘‘Other benefits’’ include company cars, social security costs and disability insurance.

For details regarding share and option ownership by our Crucell Board members, see ‘‘Share and option ownership Crucell’’.

Pension, retirement and similar arrangements for our Crucell Board members consist of a defined contribution plan, and we do not have further pension obligations beyond the annual premium contribution.

The total remuneration and related costs of our management committee in 2004, excluding those of the Crucell Board members, was € 1,517, excluding stock options.

Remuneration Crucell Supervisory Board

The remuneration for the members of the Crucell Supervisory Board is determined by the general meeting of shareholders. The compensation of all Crucell Supervisory Board members consists of an annual fixed fee in cash and an annual fixed number of Ordinary Shares. For the year 2005, the fixed fee in cash amounts to € 25,000 per Crucell Supervisory Board member, the chairman receives a fixed fee of €40,000. Furthermore, each member of the Crucell Supervisory Board received 2,500 Ordinary Shares. This amount will be revised on a tri-annual basis. The Ordinary Shares must be held for as long as an individual is a member of the Supervisory Board. Instead of the Ordinary Share grant, a Crucell Supervisory Board member may also choose to receive a cash amount equalling the value of 2,500 Ordinary Shares at the date of grant minus 25%. The Ordinary Shares (or cash equivalent minus 25%) shall be awarded in 2006, as in December 2004 stock options were awarded to the Crucell Supervisory Board with respect to the year 2005. A tax free expense allowance of € 4,900 is awarded annually to the chairman of the Crucell Supervisory Board.

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For details regarding share and option ownership by our Crucell Supervisory Board members, see ‘‘—Share and option ownership Crucell’’.

Share and option ownership Crucell

Until December 2004, stock options were granted to the members of the Crucell Board and the Crucell Supervisory Board. In 2005 no options have been awarded. Instead, the short-term incentive plan and the long-term incentive plan for the Crucell Board have been approved by our shareholders; see ‘‘—Remuneration policy Crucell’’. The members of the Crucell Supervisory Board will receive a fixed number of Ordinary Shares as from 2006.

As of December 31, 2004 and December 1, 2005, members of our Crucell Board and Crucell Supervisory Board held the following options and as of December 1, 2005, the following Ordinary Shares. Options generally expire in December or January of the relevant year:

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	Numbers of
	Ordinary		Options
	Shares	% Of	held per						Options
	held per	total	December						held per
	December 1,	Ordinary	31,	Year of	Exercise	Granted	Exercised	Forfeited	December 1,
Name of holder	2005	Shares	2004	expiration	price(s)	2005	2005	2005	2005

CRUCELL BOARD
Ronald H.P.	124,497	0.30	56,250	2005	11.43	—	56,250	—	—
Brus			75,000	2005	7.35	—	75,000	—	—
			225,000	2011	3.49	—	—	—	225,000
			90,000	2011	2.46	—	—	—	90,000
			125,000	2011	5.94	—	—	—	125,000
			250,000	2009	9.40	—	—	—	250,000
Jaap Goudsmit	55,000	0.13	100,000	2005	7.96	—	100,000	—	—
			100,000	2006	5.92	—	—	—	100,000
			100,000	2006	3.66	—	—	—	100,000
			60,000	2011	2.46	—	—	—	60,000
			125,000	2011	5.94	—	—	—	125,000
			85,000	2009	9.40	—	—	—	85,000
Leon Kruimer	12,700	0.03	26,250	2005	11.43	—	26,250	—	—
			105,000	2011	3.49	—	—	—	105,000
			125,000	2011	5.94	—	—	—	125,000
			85,000	2009	9.40		—		85,000

Subtotal	192,197	0.46	1,732,500			—	257,500	—	1,475,000

SUPERVISORY BOARD

Pieter Strijkert	185,188	0.45	79,474	2005	0.49	—	79,474	—	—
			4,500	2005	11.43	—	4,500	—	—
			8,000	2005	7.16	—	8,000	—	—
			24,000	2011	3.49	—	—	—	24,000
			10,000	2011	6.48	—	—	—	10,000
			10,000	2009	11.55	—	—	—	10,000
Jan Oosterveld	2.000	—	10,000	2009	8.81	—	—	—	10,000
			10,000	2009	11.55	—	—	—	10,000
Phillip Satow	54,000	0.13	3,000	2005	11.43	—	3,000	—	—
			7,000	2005	7.16	—	7,000	—	—
			22,000	2011	3.49	—	—	—	22,000
			10,000	2011	6.48	—	—	—	10,000
			10,000	2009	11.55	—	—	—	10,000
Claes
Wilhelmsson	—	—	10,000	2011	6.48	—	—	—	10,000
			10,000	2009	11.55	—	—	—	10,000
Sea´ n Lance	—	—	10,000	2011	7.86	—	—	—	10,000
			10,000	2009	11.55	—	—	—	10,000
Arnold
Hoevenaars	—	—	5.000	2009	8.81	—	—	—

Subtotal	241,188	0.58	252,974				101.974		161.000

Total	433,385	1.05	1.985,474				359.474	0	1.636.000

The following table summarizes information about Crucell’s stock options outstanding at December 31, 2004:

		Weighted average
	Outstanding options at	remaining contractual	Exercisable
Exercise price	December 31, 2004	life (years)	options

€2.35 - € 3.00	163,000	5.12	163,000
€ 3.01 - € 5.00	1,647,400	4.89	1,720,600
€ 5.01 - € 7.00	802,604	0.93	802,604
€ 7.01 - € 11.66	1,307,500	3.54	1,307,500
€ 11.67 - € 22.22	123,000	4.73	—

Total	4,043,504	4.44	3,920,504

We account for stock-based compensation under the fair value method in accordance with the provisions of Financial Accounting Standards Board Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under SFAS 123, the fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. At December 31, 2004, we had € 4,958 of deferred compensation.

Remuneration Berna Board and executive committee

Compensation and participation programs are examined periodically by the compensation and nomination committee and approved by the Berna Board.

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The members of the Berna Board receive (pursuant to the ‘‘Regulation on Board Compensation’’) a basic fee and a flat-rate expense allowance; they are compensated on a time basis for attending Berna Board and committee meetings and for work on specific projects. The maximum total compensation for any Berna Board member is CHF 142,300. The eight members of the Berna Board (including two former members) received a total of CHF 569,550. These amounts include fees, salaries, credit notes, premiums and benefits in kind.

The business performance of Berna permitting, Berna Board members receive shares free of charge (but no options) in the company. On this basis, 1,000 shares were granted to each member of the Berna Board in 2004. Any compensation for seats in the Berna Boards of subsidiary companies is also included.

In 2004 a total of CHF 2,403,894 was paid to the seven executive committee members. In addition to their basic salary, the members of the executive committee receive free shares and options pursuant to the staff participation programs (‘‘Share participation plan’’ and ‘‘Employee Stock Option plan’’ regulations, see below). An important part of the compensation of members of the management committee is the bonus which is paid out dependent on the EBITDA-target-figure fixed each year by the Berna Board on one side (50%) and on the personal targets agreed in a MbO process on the other side (50%). No bonus is payable in the EBITDA-part if only 90% of the target figure or less is achieved. The EBITDA-based bonus may mount to a maximum twice its amount if up to 200% or more of the target figure are attained. For the CEO the EBITDA is the only basis for the bonus.

Share and option ownership Berna
In 2004 1,000 shares were allocated to each member of the Berna Board and 525 shares in all were issued to the five members of the executive committee.

The members of the Berna Board and the executive committee (with affiliated persons) owned the following shares in the capital of Berna as of December 12, 2005 (the term ‘‘affiliated persons’’ designates the spouse, children under the age of 18, board members of companies owned or controlled by them or legal entities or natural persons acting as trustees for them):

Shares

Shares held directly or indirectly	Quantity

Peter Giger	165,100
Ulrich. A. Ammann	1,701,261
Peter Grogg	253,500
Dominik Koechlin	3,000
Jürg Legler	3,500
Urs B. Schaad	7,299
Claude Thomann	5,305
Jürg Witmer	30,000
Kuno Sommer	15,365
Rolf Gasser	1,678
Reinhard Glück	325
Jürg von Manger-Koenig	1,584
Bernard van den Broecke	150
Simon Rothen	5,348

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Share options
The members of the Berna Board have no stock options; the following options are held by the members of the executive committee as of December 12, 2005:

	Number of
	entitled		Time to
Year of allocation	individuals	Quantity	maturity*	Exercise price

2001	4	65,000	5 years	CHF 33.60
2002	5	62,000	5 years	CHF 21.00
2003	5	80,000	5 years	CHF 12.40
2004	7	80,000	5 years	CHF 11.20
2005	6	100,000	5 years	CHF 11.20

*)	The options are blocked for the first three years and can only be exercised during the last two years before maturity.

Employees
Employees Crucell and works council
As of December 31, 2004, Crucell had 210 full-time equivalents direct and indirect employees of whom 171 were engaged in, or directly support, research and development activities and 39 were employed in administrative and business development positions.

As of December 31, 2003, Crucell had 182 full-time equivalents direct and indirect employees of whom 151 were engaged in, or directly support, research and development activities and 31 were employed in administrative and business development positions.

As of December 31, 2002, Crucell had 183 full-time equivalents direct and indirect employees of whom 154 were engaged in, or directly support, research and development activities and 29 were employed in administrative and business development positions.

In 2003, we established a works council for our employees in compliance with certain Dutch legal requirements. The works council is a representative body that consists of seven elected employees. The Crucell Board is required to seek the non-binding advice of the works council before making certain major decisions, such as those relating to a major acquisition, a change of control or the appointment or dismissal of a Crucell Board member. The works council must also be consulted in connection with any material change affecting all employees or certain groups of employees, including with respect to any changes to our employee benefits programs. No collective bargaining agreements are applicable to our employees. We believe that our relations with our employees are generally good.

Employees Berna
As of December 31, 2004, 2003 and 2002, Berna had 887, 885 and 970 full-time equivalents direct and indirect employees respectively.

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RELATED PARTY TRANSACTIONS

Transactions involving Crucell Board and management
The following table describes all loans made to members of our Crucell Board and senior management since January 1, 2001. We have not made any loans to any of our Crucell Supervisory Board members. The interest rate on all loans was 4.5% per annum in 2002, 4.4% per annum in 2003, and 3.5% per annum in 2004. We set these interest rates in relation to Dutch income tax law, which changes on an annual basis. These loans become payable at the time shares received on exercise of related options are sold or, if the employee ceases to work for us before this time, immediately. We extended these loans prior to July 30, 2002, the date legislation was passed in the United States, prohibiting the grant of additional loans to company officers, and no loans to our senior management have been extended since that date. The loans to the persons listed below were extended in connection with options granted to them on our Ordinary Shares, and related taxes.

	Largest amount of loan	Amount of loan
	outstanding since	outstanding at
	January 1,	December 1,	Current interest
Name	2001	2005	rate

Ronald H.P. Brus	€ 132,000	€ 132,000	3.5%
Jaap Goudsmit	€ 25,000	€ 25,000	3.5%
Rene´ K. Beukema	€ 59,000	€ 54,000	3.5%

Loans to Ronald H.P. Brus for an amount of € 13,000 provide that he will not owe us interest with respect to the entire principal of these loans. In each case, we cancel a certain portion of the interest owed to us and the associated income tax, and attribute such cancelled amounts to salary for income tax purposes.

Neither we nor any of our Subsidiaries was a party to any material transactions, or proposed transactions, in which any director, any executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest.

Transactions involving Berna Board and management
Neither Berna nor any of its Subsidiaries was a party to any material transactions, or proposed transactions, in which any director, any executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest.

No loans have been granted to members of the Berna Board and executive committee or to persons affiliated to them, nor are any such loans outstanding.

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MAJOR SHAREHOLDERS OF CRUCELL AND
NOTIFICATION OBLIGATIONS

The following table sets forth certain information concerning the beneficial ownership of our Ordinary Shares as of December 1, 2005 by:

(a)	each shareholder who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares; and

(b)	our Crucell Supervisory Board members and Management Board members, each as a group.

Percentage of beneficial ownership is based on an aggregate of 41,420,613 Ordinary Shares outstanding at December 1, 2005.

	Ordinary shares beneficially
	owned (1)

	Number of
	ordinary
Beneficial owner	shares	Holding (%)

Aviva plc./Delta Lloyd Levensverzekeringen N.V.	—	5.02 (2)
A. van Herk B.V	—	5.15 (3)
FID Growth Company Fund	—	5,13 (4)
Ordinary Shares held by the members of our Crucell Board as
a group	192,197	0.46
Ordinary Shares held by the members of our Crucell
Supervisory Board as a group	241,188	0.58

(1)	Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain Ordinary Shares (if, for example, persons share the power to vote or the power to dispose of the Ordinary Shares). In addition, a person is deemed to beneficially own Ordinary Shares if the person has the right to acquire the Ordinary Shares (for example, upon exerciseeneficial owner of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding Ordinary Shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of Ordinary Shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant. In addition, filings with the AFM with respect to shareholdings in public companies do not specify the number of shares held by the filing party.

(2)	Percentage holding is derived from a filing made by Aviva plc. /Delta Lloyd Levensverzekeringen N.V. with the AFM on February 1, 2005. The number of Ordinary Shares held was not filed.

(3)	Percentage holding is derived from a filing made by A. van Herk with the AFM on January 26, 2005. The number of Ordinary Shares held was not filed.

(4)	Percentage holding is derived from a filing made by FID Growth Company Fund with the AFM on June 16, 2005. The number of Ordinary Shares held was not filed.

As of December 12, 2005 there were 14,755,971 ADSs, each representing one Ordinary Share, all of which were held of record by nine registered holders in the United States (including The Depository Trust Company). The number of ADSs at December 12, 2005 represent 35.6% of our Ordinary Shares that were issued and outstanding on that date.

To the best of our knowledge, we are not directly or indirectly controlled by any other corporation, foreign government or other entity.

Obligations of shareholders to disclose holdings under Netherlands law
Current situation
The Netherlands’ Act on Disclosure of Holdings in Listed Companies (the ‘‘Major Holdings Act’’) applies to any person or entity that, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of The Netherlands that is officially listed on a stock exchange within the European Union (the ‘‘EU’’). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66.67% . With

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respect to us, the Major Holdings Act would require any person or entity whose interest in our voting rights and/or capital reached, exceeded or fell below those percentage interests to notify in writing both us and the AFM immediately after the acquisition or disposal of the triggering interest in our share capital. Upon receipt of the notification, the AFM will disclose the information, as notified, to the public by means of an advertisement in a newspaper distributed throughout The Netherlands.

In addition, the members of our Crucell Board and Crucell Supervisory Board are required to immediately notify the AFM of any change in our shares or options they hold or voting rights in respect of these shares. The AFM will disclose this information in a public register won its website. Non-compliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Major Holdings Act, including suspension of the voting rights in respect of such person’s shares.

New developments
A legislative proposal is pending in Parliament, entitled the Act on Disclosure of Voting and Capital Interest in Listed Companies (Wet Melding Zeggenschap en Kapitaalbelang in Effectenuitgevende Instellingen) (the ‘‘Act on Disclosure’’). The Act on Disclosure is expected to come into force in the course of 2006 and will implement part of the Transparency Directive (2004/109/EC). The proposal currently includes the following material changes with regard to the notification obligations of shareholders in Dutch listed companies:

(a)	once in every calendar year, every holder of a capital interest (in terms of capital or voting rights) of 5% or more must renew its notification to reflect changes in the percentage held in the listed company, including changes as a consequence of changes in the total issued share capital; and

(b)	a shareholder will be required to notify the AFM whenever the percentage of its capital interest (in terms of capital or voting rights) exceeds or falls below the revised threshold of 5%, 10%, 15%, 20%, 25% of our outstanding share capital. A shareholder who holds more than 25% of the voting rights or of our issued capital should notify the AFM upon any acquisition or disposal of voting rights or shares.

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DESCRIPTION OF CRUCELL’S SHARE CAPITAL,
CORPORATE STRUCTURE

Set out below is a summary of material information concerning our shares, which are our Ordinary Shares and our Preference Shares, and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (Boek 2 van het Burgerlijk Wetboek). Our articles of association were amended on November 21, 2005, primarily to eliminate the priority shares by way of a conversion of the priority shares into Ordinary Shares and the appointment for a period of three years of the Crucell Board as the body authorized to issue shares and to limit and exclude the right of pre-emption. This summary is not complete and is qualified in its entirety by reference to our articles of association and to Dutch law.

General
We were incorporated as a limited liability company (naamloze vennootschap) on October 9, 2000 by deed executed before Mr. R.J.J. Lijdsman, civil law notary. Our corporate seat is in Leiden, The Netherlands, and we have offices at Archimedesweg 4, 2333 CN Leiden, The Netherlands. We are registered in the trade register of the Chamber of Commerce and Industry for Leiden under number 28087740. The statement of no objection of the Minister of Justice in respect of our deed of incorporation was issued on October 9, 2000 under number N.V. 1133178. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Corporate purpose
Our objects include acquiring, establishing and managing companies in our field, controlling and using intellectual property, and funding our operations. See article 3 of our articles of association.

Share capital
Our authorized share capital amounts to € 40,800,000 divided into 85,000,000 Ordinary Shares and 85,000,000 Preference Shares, each with a par value of € 0.24.

At December 1, 2005, there were 41,420,613 Ordinary Shares issued and outstanding. No Preference Shares are currently issued and outstanding. The Ordinary Shares can be issued in bearer or registered form. The Preference Shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

Ordinary Shares
Our Ordinary Shares may be in registered or bearer form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer Ordinary Shares can trade on Euronext Amsterdam.

Bearer Ordinary Shares
All of our bearer Ordinary Shares will be embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with NECIGEF for safekeeping on behalf of the parties entitled to the Ordinary Shares in bearer form.

The Ordinary Shares represented by the single global share certificate may only be transferred through the book-entry system maintained by NECIGEF. A participant in the collective deposit (verzameldepot) of a securities institution admitted to NECIGEF may, at his own expense, require conversion of one or more of his bearer Ordinary Shares into Ordinary Shares in registered form.

Registered Ordinary Shares
We enter holders of registered Ordinary Shares in the register of shareholders. We do not issue share certificates. However, the shareholder may request an extract from the shareholders’ register regarding the Ordinary Shares registered in his name. We are required to provide this free of charge. Dutch law requires that transfers of registered Ordinary Shares be recorded in a written instrument to which we are a party or which is served on us, or that the transaction be acknowledged by us.

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Preference Shares
As of the date of this Shareholders’ Circular, we have not issued any Preference Shares. On October 25, 2000, we established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation’s object is to safeguard our interests and those of our affiliates through acquiring and managing our Preference Shares and by exercising the rights attaching to these shares, in particular, the voting rights.

We have entered into an agreement with the Preferred Foundation that allows the Preferred Foundation to acquire Preference Shares up to 100% of the number of our outstanding Ordinary Shares. The Preferred Foundation must pay at least 25% of the par value of the Preference Shares it acquires from us. If we acquire any Preference Shares, they may be cancelled.

A board of governors of up to five persons directs the Preferred Foundation. Pieter Strijkert, in his capacity as chairman of our Crucell Supervisory Board, and Pieter Bouw, Mick W. den Boogert, Sweder van Wijnbergen and Gerard P. Krans have been appointed to the board of governors. A majority of these members may not be members or former members of our management or Crucell Supervisory Board, or an employee of any of our advisers, any of our banks or us. These independent members are appointed by the board of governors. The non-independent members are appointed by our Crucell Supervisory Board after consultation with our Crucell Board.

Issue of Ordinary Shares and pre-emptive rights
Our general meeting of shareholders, or our Crucell Board if the general meeting of shareholders has delegated the power to it, has the authority to decide on any further issuance of Shares or rights to subscribe for Shares and on the terms and conditions thereof. Our Crucell Board is the authorized corporate body (orgaan) for this purpose until November 21, 2008 and this authorization may at any time be extended for periods of up to five years. Our Crucell Board’s authority to issue shares is limited to our authorized share capital as it now reads or at any point in time.

Our Crucell Board can issue shares of any class if it has the approval of our Crucell Supervisory Board. Without specific authorization from our general meeting of shareholders our Crucell Board may not issue Preference Shares or grant options for such Preference Shares if as a result more Preference Shares than other shares will or could become outstanding.

Each holder of Ordinary Shares has pre-emptive rights to subscribe for any Ordinary Shares that we issue and has pre-emptive rights to subscribe if we grant rights to subscribe for Ordinary Shares. Pre-emptive rights are in proportion to the percentage of our outstanding Ordinary Shares that the holder owns. Pre-emptive rights do not apply to Ordinary Shares issued for a non-cash contribution, to Ordinary Shares issued to our employees or if we issue Ordinary Shares to a person who exercises a previously-acquired right to subscribe for Ordinary Shares. Holders of Preference shares do not have pre-emptive rights if we issue Ordinary Shares, and holders of Ordinary Shares have no pre-emptive rights to purchase Preference Shares if we issue these Shares.

If our Crucell Board has been delegated the authority to issue Shares, it can limit or exclude any pre-emptive rights as long as the general meeting of shareholders has granted it that power and our Crucell Supervisory Board approves. At present, our Crucell Board is authorized to do this. This authorization is valid until November 21, 2008 and the general meeting of shareholders may at any time extend this authorization for periods of up to five years.

Our shares cannot be issued below par. The Ordinary Shares must be fully paid up upon issue. Preference Shares may be issued without being fully paid up, but at least one-quarter of the par value must be paid up upon subscription, and each issue of Preference Shares must have the same amount paid up. Our Crucell Board may determine the day and the amount of a further call for payment on Preference Shares.

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Purchase of own Shares
We may acquire our own Shares if the following conditions are met:

(a)	our general meeting of shareholders has authorized our Crucell Board to acquire the Shares;

(b)	the authorization specifies the number of Shares which we may acquire, the manner in which they may be acquired and the limits within which the price must be set;

(c)	our shareholders’ equity, after deduction of the price of acquisition, is not less than the sum of the paid and called up portion of the share capital and the reserves that provisions of Dutch law or our articles of association require us to maintain; and

(d)	the aggregate par value of the Shares to be acquired, together with the Shares in our share capital that we already hold directly, indirectly or as pledgee, does not equal more than one-tenth the aggregate par value of our total issued share capital.

We may not acquire our own Shares if they have not been fully paid up. The authorization by the general meeting of shareholders may be for a term of up to 18 months.

We and our Subsidiaries may not vote Shares which we or they hold. We may acquire Shares to transfer them to our employees or the employees of our group companies under designated stock option plans without authorization.

Reduction of share capital
On a proposal of our Crucell Board and the approval of the proposal by our Crucell Supervisory Board, the general meeting of shareholders can reduce our issued share capital by cancellation of Shares or reduction of the par value of Shares.

Shareholder meetings and voting rights
We must hold annual general meetings of shareholders within six months of the end of our fiscal year. The annual meeting is held, among other things, to adopt our annual accounts. We must hold extraordinary general meetings of shareholders whenever:

(a)	shareholders and holders of depositary receipts for Shares together representing at least one-tenth of our outstanding share capital request it in writing, listing the topics to be discussed; and

(b)	our Crucell Board or our Crucell Supervisory Board deems appropriate.

Notice of the meeting shall be given no later than on the fifteenth day prior to the date of the meeting by means of a notice in a national daily paper and in the Euronext Official Price List. General meetings of shareholders may only be held in the municipalities of Leiden, Amsterdam, Haarlemmermeer (including Schiphol Airport and Schiphol-Rijk), Utrecht, Rotterdam and The Hague, The Netherlands.

Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Each Share, whether Ordinary or Preference, confers one vote on the shareholder. The Crucell Board must be notified in writing of a registered shareholder’s intention to attend the general meeting of shareholders. The holders of bearer Ordinary Shares can vote if a NECIGEF participant sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association.

The general meeting of shareholders can amend our articles of association, dissolve us, merge us or demerge us only if proposed by the Crucell Supervisory Board.

Dutch law and our articles of association do not impose any limitations on non-Dutch ownership or voting of our Ordinary Shares.

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Crucell Board and Crucell Supervisory Board
We have a two-tier board structure consisting of a Crucell Board (raad van bestuur), which manages our business, and a Crucell Supervisory Board (raad van commissarissen), which supervises and advises our Crucell Board.

For further details regarding the appointment, suspension and dismissal of the members of the Crucell Board and the Crucell Supervisory Board, their authorities and establishment of compensation, the internal governance and the committees of the Crucell Board and the Crucell Supervisory Board reference is made to ‘‘Management and Employees’’.

Limitation of liability and indemnification matters
Pursuant to Dutch law, each member of our Crucell Supervisory Board and Crucell Board is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our Crucell Supervisory Board or our Crucell Board. Our articles of association provide that our Managing Board members and our Crucell Supervisory Board members are discharged from liability for their actions as board members if our general meeting of shareholders adopts a resolution to that effect. This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to our general meeting of shareholders.

This discharge of liability may be limited by mandatory provisions of Dutch law, such as in the case of bankruptcy. Under Dutch law, our Crucell Supervisory Board members and members of our Crucell Board generally cannot be held personally liable for decisions made exercising their reasonable business judgment.

Our articles of association provide that we shall generally indemnify any person who is or was a member of our Crucell Supervisory Board or our Crucell Board or one of our employees, officers or agents, and suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties.

This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or willful misconduct in the performance of their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Amendment of articles of association and liquidation rights
The general meeting of shareholders may only resolve to amend our articles of association or to dissolve, merge or demerge us on the proposal of our Crucell Supervisory Board. The class of shareholders affected must approve a resolution to amend the articles of association to change the rights of the class. If we are dissolved and liquidated, after we pay all debts and liquidation expenses, the holders of Preference Shares have first rights to payment of any dividends not fully paid to them in previous years and of the paid-up part of the par value of their Preference Shares. Any remaining assets will be distributed to the holders of Ordinary Shares.

Annual accounts
We have a calendar fiscal year. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our Crucell Board must make available to the shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report is submitted to the annual general meeting of shareholders for adoption.

Dividends
Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The Preference Shares will be paid their dividends, which will be a certain percentage of the paid-up part of the par

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value, first. With Crucell Supervisory Board approval, our Crucell Board then decides whether and how much of the remaining profit Crucell will reserve. Any profits remaining can be paid as a dividend on the Ordinary Shares. With the approval of our Crucell Supervisory Board and subject to Dutch law, our Crucell Board can pay an interim dividend. The payment of a dividend in our or another entity’s shares requires the additional approval of our general meeting of shareholders.

We can make distributions to shareholders at the charge of one or more of our reserves. Crucell Shareholders are entitled to the full dividend for the fiscal year 2000 and subsequent fiscal years. Any dividends that are not claimed within five years of their declaration revert to us.

Enforceability of civil liabilities
We are incorporated under the laws of The Netherlands, and the majority of the members of our Crucell Supervisory Board, all of the members of our Crucell Board and management team and all of the experts named in this document are residents of, and most of our and their assets are in, jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our Crucell Board or Crucell Supervisory Board or management team or any of the experts named in this document in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a corporation.

Our legal counsel in The Netherlands, Allen & Overy, has advised us that because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and The Netherlands, courts in The Netherlands will not automatically enforce a final judgment rendered by a United States court. In order to obtain a judgment enforceable in The Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will recognize a final and conclusive judgment rendered by a United States court if the Dutch court finds that:

(a)	the United States court assumed jurisdiction on grounds which are acceptable from an international law perspective;

(b)	the final judgment results from proceedings compatible with Dutch concepts of due process; and

(c)	the final judgment does not contravene public policy of The Netherlands.

If the Dutch court recognizes the final judgment, that court generally will grant the same judgment without litigating again on the merits.

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TAXATION

Certain Dutch tax consequences for holders of Ordinary Shares or ADSs

This summary describes the principal tax consequences that will generally apply in the case of an investment in the Ordinary Shares or ADSs under Dutch tax laws in force and in effect as of the date hereof, and is subject to changes in Dutch law, including changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of The Netherlands will be addressed.

Dutch taxation of resident shareholders
The summary of certain Dutch taxes set out in this section ‘‘Dutch taxation of resident shareholders’’ is only intended for the following investors:

(a)	individuals who are resident or deemed to be resident or who have opted to be resident in The Netherlands for purposes of Dutch taxation and who invest in the Ordinary Shares or ADSs, excluding individuals who invest in the Ordinary Shares or ADSs that form part of a substantial interest in us and excluding individuals who are our employees or who are deemed to be our employees or employees of any entity related to us (the ‘‘Dutch Individuals’’); and

(b)	corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation and who invest in the shares or ADSs, excluding:

	(i)	corporate entities that are not subject to Dutch corporate income tax;

	(ii)	pension funds (pensioenfondsen) and other entities that are wholly or partly exempt from Dutch corporate income tax;

	(iii)	corporate entities that hold Ordinary Shares or ADSs that qualify for application of the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

	(iv)	investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969;

(the ‘‘Dutch Corporate Entities’’).

Generally, a holder of Ordinary Shares or ADSs will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, Ordinary Shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire Ordinary Shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis, unless, in the case of an actual disposal, the consideration received forms part of a substantial interest.

Individual and corporate income tax
Dutch Individuals not engaged or deemed to be engaged in an enterprise and Dutch Individuals for whom the benefits derived from the Ordinary Shares or ADSs are not treated as ‘‘results from other activities. Under current legislation, the taxable benefit from a Dutch (private) Individual’s ‘‘savings and investments’’ (sparen en beleggen) is set annually at 4% of the average of the so-called ‘‘yield basis’’ (rendementsgrondslag) at the beginning and at the end of a year, insofar as the average exceeds the ‘‘exempt net asset amount’’ (heffingvrij vermogen). Such taxable benefit is reduced by such portion of the personal allowance as has not been taken into account in respect of certain other types of income. This benefit shall be taxed at the rate of 30%. For Dutch Individuals who invest in the

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Ordinary Shares or ADSs, the Ordinary Shares or ADSs will form part of the yield basis. The Ordinary Shares or ADSs will be taken into account in the yield basis at their fair market value. If the actual benefits from the Ordinary Shares or ADSs exceed 4% of the yield basis, these benefits (capital gains and income) are not taxable.

Dutch Individuals engaged or deemed to be engaged in an enterprise, Dutch Individuals for whom the benefits derived from the Ordinary Shares or ADSs are treated as results from other activities, and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the Ordinary Shares or ADSs (including any capital gains realized on the disposal thereof) that are attributable to an enterprise carried on by a Dutch Individual or to an enterprise in which he has an interest, are generally subject to income tax charged at progressive rates in his hands. The same applies to a Dutch Individual for whom the benefits derived from the Ordinary Shares or ADSs are treated as results from other activities. Any benefits derived or deemed to be derived from the Ordinary Shares or ADSs (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax
Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The concept ‘‘dividends we distribute’’ used in this section includes, but is not limited to:

(a)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(b)	liquidation proceeds, proceeds of redemption of the Ordinary Shares or ADSs or, as a rule, consideration for the repurchase of the Ordinary Shares or ADSs by us in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(c)	the par value of the Ordinary Shares or ADSs issued to a holder of the Ordinary Shares or ADSs or an increase of the par value of the Ordinary Shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(d)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless:

(i) the general meeting of our shareholders has resolved in advance to make such repayment; and

(ii) the par value of the Ordinary Shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities generally can credit the dividend withholding tax against their income tax or corporate income tax liability and will be entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability. A condition to avoid ‘‘dividend stripping’’ is that the recipient of proceeds from the Ordinary Shares or ADSs qualifies as the beneficial owner thereof. A recipient of proceeds from the Ordinary Shares or ADSs is not considered to be the beneficial owner thereof if the amount of dividend, following a set of transactions, is ultimately wholly or partly received by another person, if this other person also maintains, directly or indirectly, an interest in the Ordinary Shares or ADSs.

Gift and inheritance taxes
A gift tax liability will arise in The Netherlands with respect to an acquisition of the Ordinary Shares or ADSs by way of a gift made by a Dutch Individual or a Dutch Corporate Entity. An inheritance tax liability will arise in The Netherlands with respect to an acquisition or deemed acquisition of the Ordinary Shares or ADSs on the death of a Dutch Individual.

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For purposes of Dutch gift and inheritance taxes, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of the Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Dutch taxation of non-resident shareholders
This section ‘‘Dutch taxation of non-resident shareholders’’ describes certain Dutch tax consequences for a holder of the Ordinary Shares or ADSs who is neither resident, nor deemed to be resident, and who has not opted to be treated as a resident in The Netherlands for purposes of Dutch taxation (a ‘‘Non-Resident Shareholder’’).

Withholding tax
Dividends we distribute generally are subject to a withholding tax imposed by The

Netherlands at a rate of 25%. Reference is made to the section ‘‘—Dutch taxation of resident shareholders—Withholding tax’’ for a description of the concept ‘‘dividends distributed by us.’’

If a double taxation convention is in effect between The Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

A further condition to avoid ‘‘dividend stripping’’ is that the Non-Resident Shareholder qualifies as the beneficial owner of the dividend. A Non-Resident Shareholder is not considered to be the beneficial owner of the dividend, if the amount of this dividend, following a set of transactions, is ultimately wholly or partly received by another person and this other person also maintains, directly or indirectly, an interest in the Ordinary Shares or ADSs.

Taxes on income and capital gains
A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than the withholding tax described above) or in respect of any gain realized on the disposal of the Ordinary Shares or ADSs, provided that:

(a)	such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Ordinary Shares or ADSs are attributable; and

(b)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us.

Reference is made to the section ‘‘—Dutch taxation of resident shareholders’’ for a description of the concepts ‘‘substantial interest’’ and ‘‘deemed substantial interest.’’

Gift and inheritance taxes
No liability for gift or inheritance taxes will arise in The Netherlands with respect to an acquisition of the Ordinary Shares or ADSs by way of a gift made by, or on the death of, a Non-Resident Shareholder, unless:

(a)	such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Ordinary Shares or ADSs are or were attributable; or

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(b)	in the case of a gift of the Ordinary Shares or ADSs by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift, while (at the time of his death) being resident or deemed to be resident in The Netherlands.

For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of the Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Capital tax
Dutch capital tax will be payable by us at a rate of 0.55% on any contribution made to us in respect of the ordinary shares or ADSs, unless an exemption is available. Probably the Dutch capital tax will be abolished as of 2006.

Other taxes and duties
No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Ordinary Shares or ADSs.

Taxation of Swiss investors
The following is a summary of the material Swiss tax considerations regarding the purchase, ownership and disposition of Ordinary Shares if you are an investor resident in Switzerland. The following summary does not purport to address all tax consequences of the acquisition, ownership and disposition of Ordinary Shares and does not take into account the specific circumstances of any particular shareholder. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. Shareholders and potential investors are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, tax regulations and regulatory practices of the tax administrations that could be relevant for them in connection with the acquisition, ownership and disposition of the Ordinary Shares.

Taxation of dividends
Individuals resident in Switzerland and holding Ordinary Shares in their private property are required to include dividend payments (including any payments upon redemption or liquidation in excess of the nominal amount of Ordinary Shares) in their personal income tax return and will be subject to Swiss federal, cantonal and communal income tax thereon. Dividends paid in euro will be included in income in a Swiss Franc amount calculated by reference of the exchange rate in effect on the date of distribution.

Swiss-resident corporate and individual taxpayers as well as corporate and individual taxpayers resident abroad who hold Ordinary Shares as part of Swiss business assets and who receive dividend distributions on Ordinary Shares are required to recognize such distributions in their income statement for the respective tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the payments of dividends on the Ordinary Shares) for such period. Corporate taxpayers may qualify for dividend relief (Beteiligungsabzug) if the Shares they hold have an aggregated market value of at least CHF 2 million.

Under current Swiss law, a person not resident in Switzerland who, during the current taxation year, has not engaged in a trade or business through a permanent establishment within Switzerland and who is not subject to taxation in Switzerland for any other reason, will not be subject to Swiss federal, cantonal and communal income tax on dividend payments and similar cash or in-kind distributions on Ordinary Shares.

A shareholder who is a Swiss resident for tax purposes and does not hold the Ordinary Shares in connection with a trade or business in The Netherlands through a permanent

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establishment or a fixed place of business and that receives a distribution from Crucell with respect to the Ordinary Shares may be entitled to a full or partial refund of the Dutch withholding tax under the tax treaty between The Netherlands and Switzerland if the prerequisites of the treaty have been met. The Swiss resident shareholder is generally entitled to the benefits of the tax treaty between The Netherlands and Switzerland if he is:

(a)	the beneficial owner of the Ordinary Shares (and of the dividends paid with respect to such Ordinary Shares);

(b)	an individual resident in Switzerland or a Swiss legal entity;

(c)	not resident in The Netherlands for Dutch tax purposes; and

(d)	not subject to an anti-treaty shopping rule.

Dutch citizens that have lived in The Netherlands within five years prior to the dividend distribution may, under certain circumstances, not be eligible to the treaty benefits on Dutch dividends.

The tax treaty between The Netherlands and Switzerland generally reduces the non-refundable portion of the withholding tax to 15%. A Swiss resident shareholder eligible to the treaty benefits described above may claim a refund of the excess of the amount withheld over the treaty rate by filing Form R-NL 1 (810) with the competent Swiss cantonal tax administration. The Swiss or Dutch tax administrations may request supplemental information. The request has to be filed within two years from the end of the calendar year in which the dividend has been distributed.

Subject to applicable restrictions and limitations under Swiss tax laws and regulations, the Dutch withholding tax at the 15% treaty rate will be eligible for credit against your Swiss federal, cantonal and communal income tax liability. You should consult your own legal, financial or tax advisers regarding the procedures for claiming a refund of the withholding tax and concerning the implications of the tax credit rules in light of your particular circumstances.

Taxation of disposition of Ordinary Shares
A capital gain resulting from the disposition of Ordinary Shares by individuals resident in Switzerland and holding Ordinary Shares in their private property is not subject to Swiss federal, cantonal and communal income tax and a capital loss is not tax-deductible.

Swiss-resident corporate and individual taxpayers as well as corporate and individual taxpayers resident abroad who hold Ordinary Shares as part of Swiss business assets are required to recognize any capital gains realized on Ordinary Shares sold in their income statement for the respective tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including a capital gain realized on the sale of Ordinary Shares) for such period; capital losses are tax deductible. The same tax treatment applies to Swiss-resident individuals who, for income tax purposes, are classified as ‘‘professional securities dealers’’ for reasons of, inter alia, frequent dealing and debt-financing purchase.

Dealings in Ordinary Shares where a bank or a securities dealer in Switzerland (as defined in the Swiss federal stamp tax act) acts on its own account or acts as an intermediary may be subject to the Swiss federal transfer stamp tax on the transfer of securities, currently at a rate of up to 0.3% of the price paid for the Ordinary Shares.

Wealth taxation
Swiss resident individuals who hold Ordinary Shares are required to report their Ordinary Shares as part of their taxable wealth at fair market value per year end calculated by reference of the exchange rate determined by the federal tax administration and will be subject to cantonal and communal wealth tax, provided that their net taxable wealth exceeds applicable allowances.

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Taxation of Swiss Shareholders of Berna Shares in connection with the exchange of Berna Shares for Crucell Exchange Shares
The exchange of Berna Shares deposited with banks in Switzerland and tendered during the Offer Period or the Additional Acceptance Period is settled free of fees and charges to the shareholder. Crucell will bear the Swiss stamp duty and the SWX Stock Exchange fees imposed on the exchange if applicable.

In general, the following income, respectively, profit tax consequences will likely result for tendering Berna Shareholders who are taxpayers in Switzerland only.

In accordance with the principles applying to the Swiss income tax, Berna Shareholders holding their Berna Shares as private assets and who tender their shares to the Exchange Offer should achieve either a tax-free private capital gain or a non-tax-deductible capital loss, unless the Berna Shareholder qualifies as a professional securities dealer.

For Berna Shareholders holding their Berna Shares as business assets as well as Berna Shareholders qualifying as professional securities dealers, who tender their Berna Shares to the Exchange Offer, the share to share exchange should, in accordance with the general principles, qualify as a tax neutral share to share exchange. The distribution of the fractional entitlements presumably qualifies as taxable income, respectively, profit.

The tendering Berna Shareholders are advised to have the tax effects of the Exchange Offer assessed by their own tax advisor.

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CERTAIN DEFINITIONS

The following definitions are used throughout this Shareholders’ Circular:

ADSs	shall mean American depository shares.
AFM	shall mean the Authority Financial Markets
(Autoriteit Financiële Markten).
Berna	shall mean Berna Biotech AG, a Swiss corporation
(Aktiengesellschaft) limited by shares and
registered in Berne, Switzerland.
Berna Group	shall mean Berna and all of its Subsidiaries.
Berna Board	shall mean the board of directors of Berna.
Berna Shares	shall mean all issued registered shares in the
capital of Berna with a par value of CHF 0.40 each.
Berna Shareholders	shall mean the holders of Berna Shares.
CHF	shall mean Swiss Francs.
Crucell	shall mean Crucell N.V., a public company with
limited liability, having its corporate seat in
Leiden, The Netherlands.
Crucell Board	shall mean the management board
(raad van bestuur) of Crucell.
Crucell Exchange Shares	shall mean a maximum of 18,000,000 Ordinary
Shares to be newly issued.
Crucell Group	shall mean Crucell and all of its Subsidiaries.
Crucell Shareholders	shall mean the holders of Ordinary Shares.
Crucell Supervisory Board	shall mean the supervisory board (raad van
commissarissen) of Crucell.
Dutch GAAP	shall mean the accounting principles generally
accepted in The Netherlands
ESOP	shall mean the employee stock option plan of Berna.

ESPP	shall mean the employee share participation plan of Berna
.
Euronext Amsterdam	shall mean Euronext Amsterdam N.V.
Exchange Offer	shall mean the public tender offer from Crucell to
Berna Shareholders for all Berna Shares
consistent with Swiss takeover laws and
regulations in exchange for newly issued Ordinary
Shares.

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Exchange Ratio	shall mean the amount of new Crucell Exchange
Shares Crucell shall offer for each Berna Share,
namely 0.447 Crucell Exchange Shares for one
Berna Share.

IFRS	shall mean International Financial Reporting
Standards.

Material Adverse Event	shall mean any matter or event which, in the
opinion of a reputable, independent accounting
firm or investment bank appointed by Crucell,
individually or together with other matters or
events, causes, or will likely cause on an annual
basis, a reduction of:

(a)	the earnings (or an increase of loss, respectively) before interest, and taxes (EBIT) of Berna of CHF 5 million or more; or

(b)	the consolidated revenues of Berna of CHF 10 million or more; or

(c)	the consolidated equity of Berna of CHF 32 million or more;

Offer Period	shall mean the period from December 15, 2005
until January 20, 2006, 16:00 hours CET, in which
the Exchange Offer will remain open (subject to
extension).

Ordinary Shares	shall mean the ordinary shares
(gewone aandelen) in the share capital of Crucell,
each with a par value of € 0.24.

Pre-Announcement	shall mean the pre-announcement by Crucell of
the Exchange Offer published on
December 1, 2005 in electronic media and on
December 3, 2005 in print media.

Preference Shares	shall mean the preference shares (preferente
aandelen) in the share capital of Crucell, each
with a par value of €0.24.

SESTA	shall mean the Swiss Federal Act on Stock
Exchanges and Securities Trading (BEHG).

Settlement Date	shall mean the date on which, in accordance with
the terms and conditions of the Exchange Offer,
Crucell shall issue 0.447 Crucell Exchange Shares
per Berna Share to the Berna Shareholder who
have validly tendered and delivered their Berna
Shares under the Exchange Offer, being no later
than the tenth trading day following the end of
the additional acceptance period.

Shareholders’ Circular	shall mean this shareholders’ circular.

Shares	shall mean the Ordinary Shares and the
Preference Shares.

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Subsidiary	shall mean a company of another company, its
holding company, if that other company:

	(a)	is a shareholder or member of it and controls alone or pursuant to an agreement with other shareholders, a majority of the voting rights in it;

	(b)	is a shareholder or member of it and has the right to nominate, appoint or remove a majority of its board of directors;

	(c)	is a shareholder or member of it and has the right to nominate, appoint or remove a majority of its supervisory board (if any); or

	(d)	is a Subsidiary of a company, which itself is a Subsidiary of that other company.

TOB Ordinance	shall mean the Ordinance of the Swiss takeover
board on Public Takeover Offers (UEV-UEK).

Transaction Agreement	shall mean the agreement entered into between
Berna and Crucell on December 1, 2005 according
to which Crucell intends to launch a public tender
offer for all the Berna Shares, including all of its annexes.

US GAAP	shall mean the accounting principles generally
accepted in the United States of America.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.
(Registrant)

Date: December 21, 2005	By:	/s/ Leon Kruimer
	Name:	Leon Kruimer
	Title:	Chief Financial Officer